     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1998

                                                         REGISTRATION NO.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       UNIVERSAL HOSPITAL SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MINNESOTA                             7352                             41-0760940
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                              1250 NORTHLAND PLAZA
                             3800 WEST 80TH STREET
                       BLOOMINGTON, MINNESOTA 55431-4442
                                 (612) 893-3200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               DAVID E. DOVENBERG
                       UNIVERSAL HOSPITAL SERVICES, INC.
                              1250 NORTHLAND PLAZA
                             3800 WEST 80TH STREET
                       BLOOMINGTON, MINNESOTA 55431-4442
                                 (612) 893-3200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

                               VINCENT J. PISANO
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                     PROPOSED               PROPOSED
           TITLE OF EACH CLASS               AMOUNT TO BE        MAXIMUM OFFERING      MAXIMUM AGGREGATE         AMOUNT OF
     OF SECURITIES TO BE REGISTERED           REGISTERED          PRICE PER UNIT       OFFERING PRICE(1)     REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
10 1/4% Senior Exchange Notes due 2008...    $100,000,000              100%               $100,000,000            $29,500
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 9, 1998

PROSPECTUS

            OFFER FOR ALL OUTSTANDING 10 1/4% SENIOR NOTES DUE 2008
             IN EXCHANGE FOR 10 1/4% SENIOR EXCHANGE NOTES DUE 2008

                       UNIVERSAL HOSPITAL SERVICES, INC.
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
            NEW YORK CITY TIME, ON                1998, 30 DAYS FROM
                  THE DATE OF THIS PROSPECTUS, UNLESS EXTENDED
                            ------------------------

    Universal Hospital Services, Inc., a Minnesota corporation (the "Company" or "UHS"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $100,000,000 of its 10 1/4% Senior Exchange Notes due 2008 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 10 1/4% Senior Notes due 2008 (the "Old Notes" and, together with the New Notes, the "Notes") from the holders thereof. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by September 23, 1998, the interest rate on the Old Notes from and including such date until but excluding the date of consummation of the Exchange Offer will increase by 0.5%. The Old Notes were issued by the Company on February 25, 1998 pursuant to an offering (the "Offering"), which was exempt from registration under the Securities Act.

    The Offering was made in connection with, and the proceeds from the Offering provided a portion of the financing for, the Recapitalization (as defined) of the Company. See "The Recapitalization."

    Interest on the Notes will accrue from the date of original issuance and will be payable semiannually in arrears on March 1 and September 1 of each year, commencing September 1, 1998 at the rate of 10 1/4% per annum. The Notes will be redeemable, in whole or in part, at the option of the Company on or after March 1, 2003 at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, the Notes are not redeemable by the Company prior to March 1, 2003, except that, at any time on or prior to March 1, 2001, the Company, at its option, may redeem with the net cash proceeds of one or more Equity Offerings (as defined) up to 35% of the aggregate principal amount of the Notes originally issued, at a redemption price equal to 110 1/4% of the principal amount thereof, plus accrued interest to the date of redemption; provided, that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding immediately following such redemption.

    The Notes will be general unsecured obligations of the Company, will rank pari passu in right of payment to all existing and future unsubordinated indebtedness of the Company and will rank senior in right of payment to all subordinated obligations of the Company. The Notes will effectively be subordinated to any secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility (as defined). As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had an aggregate of $112.2 million of senior indebtedness outstanding, which includes $12.2 million of secured indebtedness and excludes unused and available commitments of $18.5 million under the Revolving Credit Facility. See "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Data" and "Description of the Revolving Credit Facility."
                                                        (continued on next page)
                            ------------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 15 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1998

    Upon a Change of Control (as defined), each holder of the Notes will have the right to require the Company to repurchase such holder's notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. In addition, the Company may, at its option, at any time prior to March 1, 2003 and within 180 days after a Change of Control, redeem the Notes for an amount equal to the principal amount thereof plus accrued interest, if any, to the redemption date, plus an Applicable Premium (as defined) The Company will be obligated to offer to repurchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase in the event of certain Asset Sales (as defined). See "Description of the Notes."

    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 25, 1998. Accordingly, if the relevant record date for interest payment occurs after the consummation of the Exchange Offer, registered holders of New Notes on such record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 25, 1998. If, however, the relevant record date for interest payment occurs prior to the consummation of the Exchange Offer, registered holders of Old Notes on such record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 25, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer, except as set forth in the immediately preceding sentence. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Agreement dated February 25, 1998 among the Company and BT Alex. Brown Incorporated (the "Initial Purchaser") (the "Registration Rights Agreement"). Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement with any person to participate in the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus which contains the information with respect to any selling holder required by the Securities Act. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. This Exchange Offer will remain open for thirty (30) days from the date of this Prospectus (unless otherwise extended by the Company). The Registration Statement of which this Prospectus constitutes a part will remain in effect until the consummation of the Exchange Offer which will occur promptly after the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."

    Prior to the Exchange Offer there has been no established trading market for the Old Notes or the New Notes. Although the Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes, it is not obligated to do so and may discontinue such market-making at any time without notice. Accordingly, no assurance can be given as to the future development of an active market for the New Notes, or the ability of the holders of New Notes to sell their New Notes or the price that such holders may obtain for their New Notes upon any sale. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through any automated quotation system. To the extent that a market for the New Notes does develop, the New Notes could trade at a discount from their principal amount. see "Risk Factors -- Lack of Established Market for the Notes."

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the New Notes being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement.

     The Registration Statement and the exhibits thereto may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Exchange Offer, the Company will become subject to such requirements and, in accordance therewith, will file periodic reports and other information with the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission and the address of such site is http://www.sec.gov. In the event the Company is not required to be subject to the reporting requirements of the Exchange Act in the future, the Company will be required under the Indenture, pursuant to which the Old Notes have been, and the New Notes will be, issued, to continue to file with the Commission and to furnish to holders of the Notes the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act, including reports on Form 10-K, 10-Q and 8-K, for so long as any Notes are outstanding.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere in this Prospectus. The Company's fiscal year ends December 31 of each year. Other than in "Principal Shareholders", the information contained herein does not reflect a 10 for 1 stock split of the Common Stock, par value $.01 per share, of the Company (the "Common Stock") effected February 25, 1998.

                                  THE COMPANY

     The Company is a leading nationwide provider of movable medical equipment to more than 2,800 hospitals and alternate care providers through its equipment rental and outsourcing programs. The Company's principal rental program is its innovative Pay-Per-Use(TM) program whereby health care providers are charged a per use rental fee based on daily use of equipment per patient. The Company also offers other rental programs whereby customers are charged on a daily, weekly or monthly basis. All of the Company's rental programs include a comprehensive range of support services which include equipment delivery, training, technical and educational support, inspection, maintenance, and comprehensive documentation. The Company also offers total equipment outsourcing through its Asset Management Partnership ("AMP") program whereby the Company provides, maintains, manages and tracks substantially all, or a significant portion of, a customer's movable medical equipment. In addition, the Company sells disposable supplies related to the equipment it rents. The Company is able to maintain high utilization of its rental equipment through pooling and redeploying its equipment among a diverse customer base and adjusting pricing on a customer by customer basis to compensate for varying utilization levels.

     The Company believes that its equipment rental and outsourcing programs are more cost effective for health care providers than the purchase or lease of movable medical equipment for the following reasons:

     - Increase Equipment Utilization Rates. Health care providers' movable medical equipment needs fluctuate on a daily basis due to varying patient census levels and severity of illness and condition. Therefore, a health care provider's equipment utilization will vary for a given fixed level of equipment. By utilizing the Company's rental programs, health care providers can increase the utilization rates of their medical equipment which allows them to reduce capital expenditures and related costs. Furthermore, the Company's rental programs, especially its Pay-Per-Use program, allow customers to more effectively match the costs of variable equipment use with actual patient charges.

     - Outsource Support Services. The Company's full range of support services are included in its rental fee and the Company believes it can often provide these support services at a lower cost than customers can themselves. Accordingly, health care providers can reduce the substantial operating costs associated with equipment ownership or lease.

     - Minimize Equipment Obsolescence Risk. Health care providers can effectively eliminate the risk of equipment obsolescence through the Company's short-term rental and Pay-Per-Use programs. The risk of obsolescence to the Company is reduced because the Company can maintain high utilization of its equipment.

     The Company owns a rental pool of over 56,000 pieces of movable medical equipment in four primary categories: critical care, monitoring, respiratory therapy and newborn care. The Company, which is one of only two national providers of movable medical equipment rental and outsourcing programs, currently operates through 46 district offices and eight regional service centers, serving customers in 46 states and the District of Columbia.

                                MARKET OVERVIEW

     Historically, hospitals have purchased a majority of their movable medical equipment. In response to increasing cost containment pressures, however, hospitals and other health care providers are seeking ways to reduce their movable equipment purchases and related capital and service costs. In making medical equipment procurement decisions, hospitals and other health care providers consider factors such as utilization levels of equipment and the costs of quality assurance, regulatory documentation, maintenance, repair, storage and obsolescence. The Company estimates that utilization rates of movable medical equipment owned by hospitals average between 45-68%, based on over 300 studies conducted by the Company and/or these hospitals. The Company believes that such studies show that hospitals can reduce their capital expenditures and related costs associated with movable medical equipment by participating in rental programs such as those offered by the Company. In addition, these programs allow health care providers to outsource the servicing of their movable medical equipment, which can reduce their operating costs.

                               COMPANY STRENGTHS

     The Company attributes its historical success and its significant opportunities for continued growth and increased profitability to the following strengths:

SUPERIOR SERVICE AND STRONG CUSTOMER RELATIONSHIPS. The Company distinguishes itself by being a leading service company rather than solely an equipment rental provider and competes on the basis of the value-added, full-service features of its rental programs in addition to price. The Company's support services include 24-hour-a-day, 365-day-a-year delivery of "patient ready" equipment, technical support, training in equipment use, quality assurance services, regular inspections and maintenance of all equipment rented from the Company. As a result of its focus on service, the Company enjoys strong customer relationships, as evidenced by the fact that 85 of the Company's 100 largest customers as of January 1, 1992 are still customers today.

NATIONAL NETWORK. The Company is one of only two national providers of a broad range of movable medical equipment rental and outsourcing programs. The Company's national network of 46 district offices and eight regional service centers serves hospital and alternate care customers in 46 states and the District of Columbia. This broad network allows the Company to meet the equipment rental and service needs of independent health care facilities, national and regional health care chains and group purchasing organizations. The Company's national network also enables it to efficiently redeploy equipment throughout its system in order to maintain high levels of equipment utilization and customer service.

SOPHISTICATED USE OF INFORMATION TECHNOLOGY. Through its commitment to information technology, the Company has developed proprietary systems designed to enhance the Company's and its customers' operating efficiencies. The Company maintains a complete service history of all rental equipment, including data on length of placement, transfers, modifications, repairs, maintenance and inspections which is used to monitor and schedule preventive maintenance and safety testing programs as well as to maximize equipment utilization. In addition, the Company's systems provide information that helps customers meet their equipment documentation needs under applicable industry standards and regulations. The Company also offers its customers software that allows a health care provider to track location, utilization and availability of all equipment rented, owned or leased by that health care provider. These proprietary systems were designed by the Company's MIS staff which continues to upgrade these systems and develop new applications.

DEPTH AND BREADTH OF EQUIPMENT RENTAL POOL; PURCHASING POWER. The Company owns a rental pool of over 56,000 pieces of movable medical equipment in four primary categories: critical care, monitoring, respiratory therapy and newborn care. The Company's diversified equipment rental pool includes equipment purchased from over 50 suppliers in 1997 and enables the Company to offer its customers numerous models from different manufacturers within each primary equipment category. The breadth of its product offerings provides the Company with a competitive strength compared to manufacturers and regional equipment rental firms that may offer a limited range of models within an equipment category. In addition, the amount of the Company's annual equipment purchases enables it to obtain favorable pricing terms from many equipment vendors. As of December 31, 1997, approximately 60% of the Company's rental pool (valued at original cost) was purchased within the last four years. The Company generally purchases only new equipment for its rental pool.

EXPERIENCED AND COMMITTED MANAGEMENT TEAM. As part of the Recapitalization, the Company installed a new senior management team comprised of existing senior operating managers who have an average of 20 years of experience with the Company. This team, led by David E. Dovenberg, previously the Company's

CFO who became President and CEO, intends to refocus and expand the Company's growth strategy. The new senior management team and certain other continuing members of management (collectively, the "Management Investors") retained 100% of their shares and options in the Company which, after the Recapitalization and together with the Management Investors' new investments, represent approximately 20% of the capital stock of the Company on a fully diluted basis.

ATTRACTIVE RETURN ON RENTAL POOL. The Company's pricing strategy is designed to generate a pay-back period which is substantially shorter than the useful life of a particular piece of equipment. The Company calculates its rental rates to recoup the equipment's purchase price generally within 16 to 18 months. Excluding related service and support costs, the Company achieves a two year pay-back period on the original purchase price of the entire rental pool. In contrast, the average useful life of the equipment in the rental pool has historically been 8.3 years.

LARGE AND DIVERSIFIED CUSTOMER BASE. The Company provides movable medical equipment to over 1,670 hospitals and over 1,190 alternate care providers including home care providers, nursing homes, surgicenters, subacute care facilities and outpatient centers throughout the United States. In 1997, the Company's top ten customers accounted for less than 14% of total revenues.

                                GROWTH STRATEGY

     The Company believes that continuing trends toward an aging population, increased life expectancy and managed care will provide significant growth opportunities in both hospital and alternate care settings. The Company's strategy is to achieve continued growth by: (i) increasing business with existing customers; (ii) providing comprehensive equipment management programs;
(iii) developing business with new customers; (iv) establishing new district offices; (v) pursuing strategic alliances; and (vi) pursuing strategic acquisitions.

INCREASE BUSINESS WITH EXISTING CUSTOMERS. The Company seeks to increase the amount of business it conducts with existing customers by providing additional equipment to these customers and reaching additional departments within its existing hospital customer base. Because these customers are familiar with the Company's programs and their benefits, the Company believes that its existing customer base represents a significant expansion opportunity. The Company generates an average monthly rental revenue per customer census bed (i.e., occupied bed) of approximately $19. However, the Company's two largest district offices generate an average monthly rental revenue per customer census bed of approximately $76.

PROVIDE COMPREHENSIVE EQUIPMENT MANAGEMENT PROGRAMS. The Company offers a total equipment management outsourcing program called Asset Management Partnership, or AMP. Through this program, the Company provides, maintains, manages and tracks substantially all, or a significant portion of, a customer's movable medical equipment. The AMP program allows health care providers to control capital spending and certain operating costs through outsourcing and improved utilization. The Company plans to increase conversions of existing customers into the AMP program as well as promote the AMP program to a target list of potential customers. As of December 31, 1997, the Company had 15 AMP accounts, ten of which the Company has added since January 1, 1996. The average monthly rental revenue at these ten accounts increased 122% after conversion to AMP accounts.

DEVELOP BUSINESS WITH NEW CUSTOMERS. The Company plans to further penetrate the hospital and alternate care markets by establishing new customer relationships either individually or through group purchasing organizations. To date, the Company has signed agreements with several independent group purchasing organizations, including Premier Purchasing Partners L.P. ("Premier"), the nation's largest health care alliance enterprise, which gives the Company preferred supplier status to over 2,100 hospitals in its existing markets. The Company also plans to expand business with alternate care providers which increased to 16% of rental revenue for 1997 from 4% in 1992.

ESTABLISH NEW DISTRICT OFFICES. In order to expand its geographic coverage, the Company plans to establish two new district offices in 1998 and three to four new district offices in each of the subsequent several years. In choosing locations for its district offices, the Company considers the nature and size of the potential customer market, customer concentration within the market, demographics and vendor relationships. While the major metropolitan areas will remain a primary focus for expansion, regional clusters of hospitals are also expected to provide attractive expansion opportunities.

PURSUE STRATEGIC ALLIANCES. The Company intends to pursue strategic alliances with major manufacturers of movable medical equipment. The nature of these alliances could include joint marketing arrangements and/or revenue sharing agreements whereby the Company's rental programs and services would be marketed by the manufacturer's sales distribution network. Under these agreements, such manufacturers would not offer the rental programs and services of any other company.

PURSUE STRATEGIC ACQUISITIONS. The Company plans to pursue strategic acquisitions that will increase its market share in existing markets, enable the Company to more quickly penetrate new markets and/or improve the Company's overall operating efficiencies. In August 1996, the Company acquired Biomedical Equipment Rental and Sales, Inc. ("BERS") which had revenues of approximately $5.7 million in 1996. The acquisition of BERS greatly expanded the Company's market share and service capabilities in several Southeastern markets.

                              THE RECAPITALIZATION

     The Recapitalization was effected through the merger (the "Merger") of UHS Acquisition Corp., a newly-formed Minnesota corporation ("Merger Sub") controlled by J.W. Childs Equity Partners, L.P. ("Childs"), with and into the Company (the Merger, together with the financings and related transactions described below, the "Recapitalization"). In connection with the Recapitalization: (i) the Company's existing shareholders (other than the Management Investors) received, in consideration for the cancellation of approximately 5.3 million shares of the Company's Common Stock and options to purchase approximately 344,000 shares of the Common Stock, cash in the aggregate amount of approximately $84.7 million (net of aggregate option exercise price), or $15.50 per share; (ii) the Company repaid outstanding borrowings of approximately $35.5 million ($33.3 million as of December 31, 1997 on a pro forma basis) under existing loan agreements; (iii) the Company paid estimated fees and expenses of $11.5 million related to the Recapitalization; and (iv) the Company paid approximately $3.3 million in severance payments to certain non-continuing members of management. In order to finance the Recapitalization, the Company: (i) received an equity contribution of approximately $21.3 million in cash from Childs and affiliates and the Management Investors; (ii) issued $100.0 million in aggregate principal amount of Old Notes in the Offering; and
(iii) borrowed approximately $14.3 million ($11.5 million as of December 31, 1997 on a pro forma basis) under the Revolving Credit Facility. In addition, the Management Investors retained their existing shares of Common Stock and options to purchase shares of Common Stock which have a total value of $3.7 million based upon the Merger Consideration (as defined) and represent, together with new investments by such persons, approximately 20% of the capital stock of the Company on a pro forma, fully diluted basis. Following the Recapitalization, Childs and affiliates and the Management Investors hold securities representing approximately 80% and 20%, respectively, of the outstanding voting stock of the Company on a fully diluted basis. See "The Recapitalization," "Management" and "Principal Shareholders."

     The Merger was effected pursuant to the Agreement and Plan of Merger, dated as of November 25, 1997, by and among Merger Sub, Childs and the Company (the "Merger Agreement"). The Merger Agreement provided that (i) Merger Sub would be merged with and into the Company, with the Company as the surviving corporation, and (ii) each outstanding share of Common Stock (other than shares owned directly or indirectly by Childs or the Company, shares in respect of which appraisal rights are properly exercised and shares held by the Management Investors), together with certain associated shareholders' rights, would be converted into the right to receive $15.50 in cash (the "Merger Consideration"). As of the effective time of the Recapitalization, the shares of the Common Stock were no longer quoted on The Nasdaq National Stock Market (the "Nasdaq Stock Market"), and the registration of the Common Stock under the Exchange Act was terminated.

THE INVESTOR

     Childs is a $463 million institutional private equity fund managed by J.W. Childs Associates, L.P., a Boston-based private investment firm ("Childs Associates"). Childs invests in equity positions primarily in established middle-market growth companies. Childs' investment strategy is to leverage on the operating and financial experience of its partners and to invest, along with management, in growing companies with a history of profitable operations. In addition to seven partners with financial backgrounds, Childs has three "operating" partners who have each had prior experience as the chief executive officer of a successful leveraged buyout. Its principal executive offices are located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. Childs is a Delaware limited partnership.

THE COMPANY

     The Company's executive offices are located at 1250 Northland Plaza, 3800 West 80th Street, Bloomington, Minnesota 55431-4442. The Company's telephone number is (612) 893-3200.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $100,000,000 aggregate principal amount of
                             10 1/4% Senior Exchange Notes due 2008. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by September 23, 1998, the interest rate on the Old Notes from and including such date until but excluding the date of consummation of the Exchange Offer will increase by 0.5%. See "-- Summary Description of the New Notes" and "Description of the Notes -- General."

The Exchange Offer.........  The New Notes are being offered in exchange for a like aggregate principal amount of Old Notes. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement. For procedures for tendering the Old Notes, see "The Exchange
                             Offer -- Procedures for Tendering Old Notes."

Tenders; Expiration Date;
  Withdrawal...............  The Exchange Offer will expire at 5:00 p.m. New
                             York City time, on             , 1998, or such
                             later date and time to which it is extended. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer -- Terms of the Exchange Offer; Period for Tendering Old Notes" and "The Exchange Offer -- Withdrawal."

Certain Conditions to
  Exchange Offer...........  The Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of the Old Notes for exchange or the exchange of the New Notes for such Old Notes certain events have occurred, which in the reasonable judgment of the Company, make it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange. Such events include
                             (i) any threatened, instituted or pending action seeking to restrain or prohibit the Exchange Offer,
                             (ii) a general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (iii) a general banking moratorium, (iv) the commencement of a war or armed hostilities involving the United States and (v) a material adverse change or development involving a prospective material adverse change in the Company's business, properties, assets, liabilities, financial condition, operations, results of operations or prospects that may affect the value of the Old Notes or the New Notes. In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, at any such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939. See "The Exchange
                             Offer -- Certain Conditions to the Exchange Offer."

Federal Income Tax
  Consequences.............  The exchange pursuant to the Exchange Offer will not result in gain or loss to the holders or the Company for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."

Use of Proceeds............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. See "Use of Proceeds."

Exchange Agent.............  First Trust National Association is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer.

          CONSEQUENCES OF EXCHANGING OR FAILURE TO EXCHANGE OLD NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes -- Registration Rights."

     Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In addition, to comply with the state securities laws, the New Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the New Notes to "qualified institutional buyers" (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under the state securities laws. The Company currently does not intend to register or qualify the sale of the New Notes in any state where an exemption from registration or qualification is required and not available. See "The Exchange Offer -- Consequences of Exchanging Old Notes" and "Description of the Notes -- Registration Rights."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by September 23, 1998, the interest rate on the Old Notes from and including such date until but excluding the date of consummation of the Exchange Offer will increase by 0.5%. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 25, 1998. Accordingly, if the relevant record date for interest payment occurs after the consummation of the Exchange Offer, registered holders of New Notes on such record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 25, 1998. If, however, the relevant record date for interest payment occurs prior to the consummation of the Exchange Offer registered holders of Old Notes on such record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 25, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer, except as set forth in the immediately preceding sentence. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

Notes Offered..............  Up to $100,000,000 aggregate principal amount of
                             10 1/4% Senior Notes due 2008.

Maturity Date..............  March 1, 2008.

Interest Payment Dates.....  Interest on the Notes will accrue from the date of original issuance (the "Issue Date") and will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 1998.

Optional Redemption........  The Notes will be redeemable, in whole or in part, at the option of the Company on or after March 1, 2003 at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, the Notes are not redeemable by the Company prior to March 1, 2003, except that, at any time on or prior to March 1, 2001, the Company, at its option, may redeem, with the net cash proceeds of one or more Equity Offerings (as defined) up to 35% of the aggregate principal amount of the Notes originally issued, at a redemption price equal to 110 1/4% of the principal amount thereof, plus accrued interest to the date of redemption; provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding immediately following such redemption. See "Description of the
                             Notes -- Redemption."

Change of Control..........  Upon a Change of Control (as defined), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. In addition, the Company may, at its option, at any time prior to March 1, 2003 and within 180 days after a Change of Control, redeem the Notes for an amount equal to the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, plus an Applicable Premium (as defined) to be based on the greater of
                             (i) 1.0% of the then outstanding principal amount of such Notes and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Notes at March 1, 2003 plus (2) all remaining required interest payments due on such Notes through March 1, 2003, computed using a discount rate equal to the Treasury Rate (as defined) plus 50 basis points, over (B) the then outstanding principal amount of such Notes. See "Description of the Notes -- Change of Control."

Ranking....................  The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment to all existing and future unsubordinated indebtedness of the Company and will rank senior in right of payment to all subordinated obligations of the Company. The Notes will effectively be subordinated to any secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility (as defined). As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had an aggregate of $112.2 million of senior indebtedness outstanding, which includes $12.2 million of secured indebtedness and excludes unused and available commitments of $18.5 million under the Revolving Credit Facility. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Financial Data" and "Description of the Revolving Credit Facility."

Certain Covenants..........  The Indenture contains certain covenants with respect to the Company and its subsidiaries that restrict, among other things, (a) the incurrence of additional indebtedness, (b) the payment of dividends and other restricted payments, (c) the creation of certain liens, (d) the use of proceeds from sales of assets and subsidiary stock and (e) transactions with affiliates. The Indenture also restricts the Company's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. In addition, under certain circumstances, the Company will be required to offer to purchase the Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, with the proceeds of certain Asset Sales. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "Description of the
                             Notes -- Certain Covenants."

Registration Rights........  Holders of New Notes are not entitled to any registration rights with respect to the New Notes. Pursuant to the Registration Rights Agreement, the Company agreed that it would, at its cost, use its best efforts to cause a registration statement to be declared effective under the Securities Act for the exchange of Old Notes for registered notes. The Registration Statement of which this Prospectus is a part constitutes the registration statement for purposes of the Registration Rights Agreement. Under certain circumstances, certain holders of Notes (including holders who may not participate in the Exchange Offer or who may not freely resell New Notes received in the Exchange Offer) may require the Company to use its best efforts to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of Notes by such holders. See "Description of the Notes -- Registration Rights."

     For additional information regarding the Notes, see "Description of the Notes."

                                  RISK FACTORS

     Prospective holders of New Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" before making a decision to tender their Old Notes in the Exchange Offer.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical and unaudited pro forma financial data presented below, excluding rental equipment units and EBITDA and related data, are derived from the audited financial statements of the Company (the "Financial Statements") and the unaudited pro forma financial statements of the Company, which are presented elsewhere herein. The unaudited pro forma financial data are not necessarily indicative of the Company's financial position or results of operations that might have occurred had the transactions they give effect to been completed as of the dates indicated and do not purport to represent what the Company's financial position or results of operations might be for any future period or date. For additional information see "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements.

                                                                       YEARS ENDED DECEMBER 31,
                                                              -------------------------------------------
                                                                                               PRO FORMA
                                                                1995       1996       1997      1997(1)
                                                              --------   --------   --------   ----------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Equipment rentals.........................................  $ 45,870   $ 50,743   $ 54,489    $54,489
  Sales of supplies and equipment, and other................     7,166      6,198      5,586      5,586
                                                              --------   --------   --------    -------
Total revenues..............................................    53,036     56,941     60,075     60,075
                                                              --------   --------   --------    -------
Costs of rentals and sales:
  Cost of equipment rentals.................................    11,841     13,332     13,577     13,577
  Rental equipment depreciation.............................    10,800     12,603     14,435     14,435
  Cost of supplies and equipment sales......................     5,352      4,423      3,838      3,838
  Write-down of DPAP inventories(2).........................        --      2,213         --         --
                                                              --------   --------   --------    -------
Total costs of rentals and sales............................    27,993     32,571     31,850     31,850
                                                              --------   --------   --------    -------
Gross profit................................................    25,043     24,370     28,225     28,225
Selling, general and administrative expenses................    18,560     19,695     18,448     17,462
Shareholder value expenses(3)...............................        --        306      1,719         --
                                                              --------   --------   --------    -------
Operating income............................................     6,483      4,369      8,058     10,763
                                                              --------   --------   --------    -------
Interest expense............................................     1,784      2,518      3,012     12,035
                                                              --------   --------   --------    -------
Income (loss) before provision (benefit) for income taxes...     4,699      1,851      5,046     (1,272)
                                                              --------   --------   --------    -------
Provision (benefit) for income taxes........................     1,949        919      2,347       (307)
                                                              --------   --------   --------    -------
Net income (loss)...........................................  $  2,750   $    932   $  2,699    $  (965)
                                                              ========   ========   ========    =======
OTHER DATA:
Net cash provided by operating activities...................  $ 13,071   $ 14,657   $ 20,001         --
Net cash used in investing activities.......................   (19,725)   (26,859)   (18,026)        --
Net cash (used in) provided by financing activities.........     6,654     12,400     (2,172)        --
EBITDA(4)...................................................    18,246     18,266     24,129    $26,834
Adjusted EBITDA(5)..........................................    18,246     20,785     25,848     26,834
Adjusted EBITDA margin(6)...................................      34.4%      36.5%      43.0%      44.7%
Ratio of earnings to fixed charges(7).......................       3.6        2.7        3.2        0.9
Depreciation and amortization...............................  $ 11,763   $ 13,897   $ 16,071    $16,071
Capital expenditures........................................    19,911     15,210     19,144     19,144
Pro forma cash interest expense(8)..........................        --         --         --     11,342
Ratio of Adjusted EBITDA to pro forma cash interest
  expense...................................................        --         --         --        2.4x
Ratio of pro forma total debt to Adjusted EBITDA............        --         --         --        4.2x
Rental equipment (units at end of period)...................    45,000     52,000     56,000     56,000

                                                                        YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------
                                                                                                  1997
                                                                1995      1996       1997     PRO FORMA(1)
                                                               -------   -------   --------   ------------
                                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital(9)..........................................   $ 5,059   $ 8,573   $  7,617     $  9,703
Total assets................................................    66,849    79,707     81,186       89,033
Total debt..................................................    23,588    37,150     33,945      112,157
Shareholders' equity (deficiency)...........................    28,712    29,128     33,000      (36,889)

---------------
(1) Pro forma financial data are presented as if consummation of the Recapitalization occurred at the beginning of the applicable period (and in the case of balance sheet data at the end of such period). Pro forma financial data are provided for comparative purposes only and are not necessarily indicative of the actual results that would have been achieved had the Recapitalization occurred on the date indicated or that may be achieved in the future.

(2) The Company experienced declining sales of Demand Positive Airway Pressure ("DPAP") devices for adult obstructive sleep apnea during 1996. Because market acceptance of the DPAP devices did not meet expectations, the Company's assessment resulted in a write-down of $2.2 million in 1996.

(3) Reflects shareholder value expenses, consisting primarily of legal, investment banking and special committee fees, incurred by the Company in the process of exploring strategic alternatives to enhance shareholder value. Pro forma results for the year ended December 31, 1997 exclude $1.7 million in shareholder value expenses.

(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles ("GAAP") or as a measure of a company's profitability or liquidity.

(5) Adjusted EBITDA reflects EBITDA, adjusted to exclude the write-down of DPAP inventories of $2.2 million for 1996 and shareholder value expenses of $0.3 million, and $1.7 million for the years ended December 31, 1996 and 1997, respectively. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's profitability or liquidity.

(6) Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenues.

(7) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes, fixed charges, write-down of DPAP inventories and shareholder value expenses. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs.

(8) Pro forma cash interest expense is defined as interest expense less amortization of debt issuance costs. Interest expense was calculated using 10.25% for the Notes, 8.25% for borrowings under the Revolving Credit Facility and a 0.50% commitment fee on the unused portion thereunder. This calculation also includes an estimate of interest expense related to seasonal borrowings.

(9) Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

                                  RISK FACTORS

     Prospective holders of New Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risks before tendering their Old Notes in the Exchange Offer, although the risk factors set forth below (other than "-- Consequences of Failure to Exchange Old Notes") are generally applicable to the Old Notes as well as the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless reregistered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "The Exchange Offer -- Consequences of Exchanging Old Notes."

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     The Company has significant indebtedness. As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had $112.2 million of senior indebtedness outstanding, which includes $12.2 million of secured indebtedness and excludes unused and available commitments of $18.5 million under the Revolving Credit Facility. See "Capitalization." The Company may incur additional indebtedness in the future, including senior indebtedness, subject to limitations imposed by the Indenture and the Revolving Credit Facility.

     The level of the Company's indebtedness could have important consequences to the holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions. Certain of the Company's competitors may currently operate on a less leveraged basis and therefore could have significantly greater operating and financing flexibility than the Company.

     The Offering and other borrowings made as part of the Recapitalization resulted in a significant increase in the Company's interest expense. The Company's ability to make cash payments with respect to the Notes and to satisfy or refinance its other debt obligations will depend upon its future operating performance. The Company believes, based on current circumstances, that its cash flow, together with available borrowings under the Revolving Credit Facility, will be sufficient to permit it to service its debt requirements as they become due for the foreseeable future. This belief assumes, among other things, that the Company will succeed in implementing its business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements of the Company. However, if the Company is unable to generate sufficient cash flow from operations, it will be forced to adopt an alternate strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing its indebtedness, including the Notes, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. If the Company is unable to repay its debt, including the Notes, at maturity, it may have to obtain alternative financing. If it is unable to do so, the purchasers of the Notes could lose some or all of their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture restricts, among other things, the Company's ability to: incur additional indebtedness; pay dividends or make certain other restricted payments; create certain liens; use proceeds from sales of assets and subsidiary stock; and enter into certain sale and leaseback transactions and transactions with affiliates. If the Company fails to comply with these covenants, it would be in default under the Indenture and the principal and accrued interest on the Notes would become due and payable. In addition, the Revolving Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying its indebtedness (including the Notes). The Revolving Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests may be affected by events beyond its control and there can be no assurance that the Company will meet those ratios and tests. A breach of any of these covenants could result in a default under the Revolving Credit Facility and/or the Indenture. If an event of default should occur under the Revolving Credit Facility, the lenders can elect to declare all amounts of principal outstanding under the Revolving Credit Facility, together with all accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Revolving Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. Substantially all of the assets of the Company are pledged as security under the Revolving Credit Facility. See "Description of the Notes" and "Description of the Revolving Credit Facility."

LIMITATIONS ON REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     Upon a Change of Control, each holder of Notes will have certain rights to require the Company to repurchase all or a portion of such holder's Notes. See "Description of the Notes." If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof and such failure would result in an event of default under the Indenture. In addition, a Change of Control would constitute a default under the Revolving Credit Facility and is otherwise restricted by the Revolving Credit Facility and may be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings which the Company may enter into from time to time, including other agreements relating to secured indebtedness. If the Company's obligations under the Revolving Credit Facility or any other secured indebtedness of the Company were accelerated due to a default thereunder, the lenders thereunder would have a priority claim on the proceeds from the sale of the collateral securing such Indebtedness.

UNCERTAINTIES AS TO HEALTH CARE REFORM; REIMBURSEMENT OF MEDICAL EQUIPMENT COSTS

     There are widespread efforts to control health care costs in the United States and abroad. As an example, the Balanced Budget Act of 1997 significantly reduces the growth in federal spending on Medicare and Medicaid over the next five years by reducing annual payment updates to hospitals, changing payment systems for both skilled nursing facilities and home health care services from cost-based to prospective payment systems, eliminating annual payment updates for durable medical equipment, and allowing states greater flexibility in controlling Medicaid costs at the state level. Until the Health Care Financing Administration (the "HCFA") issues regulations implementing this legislation in 1998, the Company cannot reliably predict the timing of or the exact effect which these initiatives could have on the pricing and profitability of, or demand for, the Company's products. The Company also believes it is likely that the efforts by governmental and private payors to contain costs through managed care and other efforts and to reform health systems will continue in the future. There can be no assurance that current or future initiatives will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Industry Assessment," and
"Business -- Third Party Reimbursement."

     Substantially all of the payments to the Company are received directly from health care providers, rather than from private insurers, other third party payors or governmental entities. Under current reimbursement regulations, the Company is prohibited from billing the insurer or the patient directly for services provided for hospital inpatients or outpatients. Payment to health care providers by third party payors for the Company's services depends substantially upon such payors' reimbursement policies. Consequently, those policies have a direct effect on health care providers' ability to pay for the Company's services and an indirect effect on the Company's level of charges. Ongoing concerns about rising health care costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on reimbursements to health care providers may affect such providers' ability to pay for the services offered by the Company and could indirectly have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Third Party Reimbursement."

GENERAL ABSENCE OF FORMALIZED AGREEMENTS WITH CUSTOMERS

     The Company's Pay-Per-Use program offers customers a flexible approach to obtaining movable medical equipment. The Company's customers are generally not obligated to rent the Company's equipment under formalized agreements requiring long-term commitments or otherwise fixing the rights and obligations of the parties regarding matters such as billing, liability, warranty or use. Therefore, the Company faces risks such as fluctuations in usage, inaccurate or false reporting of usage by customers and disputes over liabilities related to equipment use. See "Business -- Equipment Management Programs."

MEDICAL EQUIPMENT LIABILITY

     Although the Company does not manufacture any medical equipment, the Company's business entails the risk of claims related to the medical equipment that it rents and services. The Company has not suffered a material loss due to a claim. However, any such claims, if made, could have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company believes that its current insurance coverage is adequate, there can be no assurance that claims exceeding such coverage will not be made or that the Company will be able to continue to obtain liability insurance at acceptable levels of cost and coverage. See "Business -- Liability and Insurance."

COMPETITION

     The Company believes that the strongest competition to its programs is the purchase alternative for obtaining movable medical equipment. Currently, many health care providers view rental primarily as a means of meeting short-term or peak supplemental needs, rather than as a long term alternative to purchase. Although the Company believes that it is able to demonstrate the cost-effectiveness of renting medical equipment on a long term basis, the Company believes that many health care providers will continue to purchase a substantial portion of their movable medical equipment. Additionally, in a number of its geographic and product markets, the Company competes with one principal competitor and various smaller equipment rental companies that may compete primarily on the basis of price and who may be able to offer certain customers lower prices depending on utilization levels and other factors. See "Business -- Competition."

RELATIONSHIPS WITH KEY SUPPLIERS

     The Company purchased its movable medical equipment from over 50 suppliers and its related disposable medical supplies from over 55 suppliers in 1997. The Company's five largest suppliers of movable medical equipment, which supplied approximately 70% of the Company's direct movable medical equipment purchases for 1997 are: Nellcor Puritan Bennett Inc., Alaris Medical Systems Inc., The Kendall Company, Abbott Laboratories, Inc. and Baxter Healthcare Corporation. Adverse developments concerning key suppliers or the Company's relationships with them could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Operations" and "-- Sales of Disposable Products."

FRAUDULENT CONVEYANCE RISKS

     The obligations of the Company under the Notes may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy case or a lawsuit (including in circumstances where bankruptcy is not involved) is commenced by or on behalf of any unpaid creditor of the Company or a representative of the Company's creditors. If a court in such a lawsuit were to find that, at the time the Company issued the Notes, the Company (i) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) did not receive fair consideration or reasonably equivalent value for issuing such Notes and the Company (a) was insolvent; (b) was rendered insolvent by reason of such incurrence; (c) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital; or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could avoid the Company's obligations thereunder, and direct the return of any amounts paid thereunder to the Company or to a fund for the benefit of its creditors. Alternatively, in such event, claims of the holders of such Notes could be subordinated to claims of the other creditors of the Company.

     The measure of insolvency used by a court will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if at the time it incurs indebtedness, either (i) the fair market value (or fair salable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute and matured or (ii) it is incurring debts beyond its ability to pay as such debts become due.

     The Company believes that it will receive fair consideration and reasonably equivalent value for the Notes and that at the time of, and after giving effect to, the incurrence of the indebtedness and obligations evidenced by the Notes, the Company (i) will (A) neither be insolvent nor rendered insolvent thereby,
(B) have sufficient capital to operate its business effectively and (C) be incurring debts within its ability to pay or refinance as the same mature or become due and (ii) will have sufficient resources to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, the Company has relied upon its analysis of internal cash flow projections and estimated values of assets and liabilities of the Company. There can be no assurance, however, that such analysis will prove to be correct or that a court passing on such questions would reach the same conclusions.

     Additionally, under federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings are initiated by or against the Company within 90 days (or a longer period if the holder of the Notes was deemed to be an "insider") after any payment by the Company with respect to the Notes or if the Company anticipated becoming insolvent at the time of such payment, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

DEPENDENCE ON KEY PERSONNEL

     The Company's business is managed by a number of key personnel, the loss of whom could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company believes that its future success will depend greatly on its continued ability to attract and retain highly skilled and qualified personnel. The Company has entered into employment agreements with David E. Dovenberg, Gerald L. Brandt, Robert H. Braun, Randy C. Engen, Michael R. Johnson and Gary L. Preston. See
"Management -- Employment Agreements." However, there can be no assurance that key personnel will continue to be employed by the Company after the expiration of such employment agreements or that the Company will be able to attract and retain qualified personnel in the future. Failure by the Company to attract or retain such personnel could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON SALES REPRESENTATIVES AND SERVICE SPECIALISTS

     The Company believes that to be successful it must continue to hire, train and retain highly qualified sales representatives and service specialists. The Company's sales growth has been supported by hiring and developing new sales representatives and adding, through acquisitions, established sales representatives whose existing customers generally have become customers of the Company. Due to the relationships developed between the Company's sales representatives and its customers, upon the departure of a sales representative the Company faces the risk of losing the representative's customers, especially if the representative were to act as a representative of one of the Company's competitors. In addition, there has been, and the Company expects that there will continue to be, intense competition in its industry for divisional managers and experienced sales representatives. There can be no assurance that the Company will be able to retain or attract qualified personnel in the future. Failure by the Company to attract or retain such personnel could have a material adverse effect on the Company's business, financial condition or results of operations. From February 10, 1997 through September 22, 1997, the Company experienced a gradual loss of employees as a result of uncertainties regarding district office closures and administrative consolidation in connection with the MEDIQ Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- MEDIQ Transaction."

EFFECTIVE SUBORDINATION OF THE NOTES

     The Old Notes are, and the New Notes will be, general unsecured obligations of the Company that are effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had $12.2 million of secured indebtedness, excluding unused and available commitments of $18.5 million under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility will be secured by substantially all of the assets of the Company. The Indenture limits, but does not prohibit, the ability of the Company to incur additional secured indebtedness.

CONTROL BY INVESTORS

     The Company is controlled by Childs, which, with its affiliates, beneficially owns shares representing approximately 80% of the fully diluted common equity in the Company. Accordingly, Childs and its affiliates have the power to elect the Company's board of directors, appoint new management and cause the approval of any action requiring the approval of the holders of the Common Stock, including adopting amendments to the Company's Articles of Incorporation and approving mergers or sales of substantially all of the Company's assets. The directors elected by Childs have the authority to make decisions affecting the capital structure of the Company, including the issuance of additional indebtedness and the declaration of dividends.

LACK OF ESTABLISHED MARKET FOR THE NOTES

     The New Notes are being offered to the holders of the Old Notes. The Old Notes were issued on February 25, 1998 to a small number of institutional investors and institutional accredited investors and are eligible for trading in the Private Offering, Resale and Trading through Automated Linkages ("PORTAL") Market, the National Association of Securities Dealers' screenbased, automated market for trading of securities eligible for resale under Rule 144A. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Old Notes could be adversely affected. Prior to the Exchange Offer there has been no established trading market for the Old Notes or the New Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the New Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance regarding the future development of an active market for the New Notes, or the ability of holders of the New Notes to sell their New Notes or the price at which such holders may be able to sell their New Notes. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market. To the extent that a market for the New Notes does develop, the New Notes could trade at a discount from their principal amount.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by, and information currently available to, management and which involve risks and uncertainties. The Company's actual results may differ materially with those discussed in such forward-looking statements. Such forward-looking statements are principally contained in the sections "Prospectus Summary," "Business -- Company Strengths," "Business -- Growth Strategy," "Business -- Operations," "Business -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and include, without limitation, the Company's expectations and estimates as to development of its services and programs and expansion of its customer base and into new markets, future financial performance, including growth in revenues and earnings and the effect on the Company's finances of new strategic alliances and strategic acquisitions, cash flows from operations, positive impact upon results and operations of the Recapitalization and related change in management, capital expenditures, the availability of funds from credit facilities, the sale of securities, and the cost and timely implementation of the Company's Year 2000 compliance modifications. In addition, in those and other portions of this Prospectus, the words "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated" or "anticipates" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. The following factors, among others, could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by the Company: (i) adverse regulatory developments affecting, among other things, the ability of the Company's customers to obtain reimbursement of payments made to the Company; (ii) changes and trends in customer preferences, including increased purchasing of movable medical equipment; (iii) difficulties or delays in the Company's continued expansion into certain markets and development of new markets; (iv) unanticipated costs or difficulties or delays in implementing the components of the Company's strategy and plan; (v) loss of or restrictions imposed by, a significant supplier; (vi) availability, terms and deployment of capital, including the ability to service or refinance indebtedness; (vii) effects of and changes in economic conditions, including inflation and monetary conditions;
(viii) actions by competitors; (ix) availability and ability to retain qualified personnel; and (x) unanticipated costs or difficulties or delays in implementing the Company's Year 2000 compliance modifications. See "Risk Factors." The Company assumes no responsibility to update forward-looking information contained herein.

                              THE RECAPITALIZATION

     The Recapitalization was effected through the Merger. In connection with the Recapitalization: (i) The Company's existing shareholders (other than the Management Investors) received, in consideration for the cancellation of approximately 5.3 million shares of Common Stock and options to purchase approximately 344,000 shares of Common Stock, cash in the aggregate amount of approximately $84.7 million (net of aggregate option exercise price); (ii) the Company repaid outstanding borrowings of approximately $35.5 million ($33.3 million as of December 31, 1997 on a pro forma basis) under existing loan agreements; (iii) the Company paid estimated fees and expenses of $11.5 million related to the Recapitalization; and (iv) the Company paid approximately $3.3 million in severance payments to certain non-continuing members of management. In order to finance the Recapitalization, the Company: (i) received an equity contribution of approximately $21.3 million in cash from Childs and affiliates and the Management Investors; (ii) issued $100.0 million in aggregate principal amount of Old Notes in the Offering; and (iii) borrowed approximately $14.3 million ($11.5 million as of December 31, 1997 on a pro forma basis) under the Revolving Credit Facility. In addition, the Management Investors retained their existing shares of capital stock and options which have a total value of $3.7 million based upon the Merger Consideration and represent, together with new investments by such persons, approximately 20% of the capital stock of the Company on a pro forma, fully diluted basis. Following the Recapitalization, Childs and affiliates and the Management Investors hold securities representing approximately 80% and 20%, respectively, of the outstanding voting stock of the Company on a fully diluted basis. See "Management" and "Principal Shareholders."

     The Merger was effected pursuant to the Merger Agreement which provided that, subject to approval by the shareholders of the Company and the receipt of financing and the satisfaction or waiver of the other conditions to the Merger,
(i) Merger Sub would be merged with and into the Company, with the Company as the surviving corporation, and (ii) each outstanding share of Common Stock (other than shares owned directly or indirectly by Childs or the Company, shares in respect of which appraisal rights are properly exercised and shares held by the Management Investors), together with certain associated shareholders' rights, would be converted into the right to receive the Merger Consideration. As of the effective time of the Recapitalization, the shares of the Common Stock were no longer quoted on The Nasdaq Stock Market, and the registration of the Common Stock under the Exchange Act was terminated.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     The Old Notes were sold by the Company on February 25, 1998 to the Initial Purchaser pursuant to a Purchase Agreement, dated February 23, 1998, entered into by and among the Company and the Initial Purchaser. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on
            , 1998; provided, however, that if the Company in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $100,000,000 aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about             , 1998, to all holders
of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth below under "-- Certain Conditions to the Exchange Offer. "

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not therefore accepted for exchange, upon the occurrence of any of the events specified below under "-- Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

     The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit either (i) a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to First Trust National Association, as Exchange Agent, at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date, or (ii) if such Old Notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering Old Notes may transmit an Agent's Message (as defined herein) to the Exchange Agent in lieu of the Letter of Transmittal on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal,
(ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, along with the Letter of Transmittal or an Agent's Message, as the case may be, must be received by the Exchange Agent prior to the

Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted to the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering Participant (as defined herein) that such Participant has received and agrees to be bound by the Letter of Transmittal and the Company may enforce the Letter of Transmittal against such Participant.

     THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL OR AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined herein). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by, the registered Holder with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.

     If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     By tendering, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New

Notes. In the case of a holder that is not a broker-dealer, each such holder, by tendering, will also represent to the Company that such holder is not engaged in, or intends to engage in, a distribution of the New Notes. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such holder or any such other person (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "-- Certain Conditions to the Exchange Offer." For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

     For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note. Interest on the New Notes will accrue from February 25, 1998, the date of original issuance of the Old Notes. If the Exchange Offer is not consummated by September 23, 1998, the interest rate on the Old Notes from and including such date until but excluding the date of consummation of the Exchange Offer will increase by 0.5%. Payments of such interest, if any, on Old Notes in exchange for which the New Notes were issued will be made to the persons who, at the close of business on March 1 or September 1 next preceding the interest payment date, are registered holders of such Old Notes if such record date occurs prior to such exchange, or are registered holders of the New Notes if such record date occurs on or after the date of such exchange, even if Notes are cancelled after the record date and on or before the interest payment date.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents or, in the case of a Book-Entry Confirmation, an Agent's Message in lieu thereof. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desired to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, any of the following events shall occur:

          (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the reasonable judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) above or, in the reasonable judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which are greater than those described in the interpretation of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or

          (b) there shall have occurred (i) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market, (ii) any limitation by any governmental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit or (iv) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

          (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that, in the reasonable judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the reasonable judgment of the Company, have or may have adverse significance with respect to the value of the Old Notes or the New Notes;

which in the reasonable judgment of the Company in any case, and regardless of the circumstances (including any action by the Company) giving rise to any event described above, makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indentures under the Trust Indenture Act of 1939 (the "TIA").

EXCHANGE AGENT

     First Trust National Association has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

         Delivery To: First Trust National Association, Exchange Agent

                   By Mail:                            By Overnight Courier or Hand:
       First Trust National Association               First Trust National Association
               Corporate Trust                              180 East 5th Street
                P.O. Box 64485                                4th Floor Window
        St. Paul, Minnesota 55101-9549                   St. Paul, Minnesota 55101
                                                       Attention: Specialized Finance

                                 By Facsimile:
                                 (612) 244-1537

                             Confirm by Telephone:
                                 (612) 973-5800

  DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH
   ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be
$          .

TRANSFER TAXES

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF EXCHANGING OLD NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indentures regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes -- Registration Rights." Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities

Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the state securities laws, the New Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the New Notes to "qualified institutional buyers" (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under the state securities laws. The Company currently does not intend to register or qualify the sale of the New Notes in any state where an exemption from registration or qualification is required and not available.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the Exchange Offer. The net proceeds of the Offering were used to provide a portion of the funds necessary to consummate the Recapitalization and to pay fees and expenses related thereto.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) on a pro forma basis after giving effect to the Recapitalization, as if it had occurred on December 31, 1997. This table should be read in conjunction with "The Recapitalization," "Description of the Notes," "Description of the Revolving Credit Facility" and the Financial Statements.

                                                                AS OF DECEMBER 31, 1997
                                                                -----------------------
                                                                 ACTUAL      PRO FORMA
                                                                --------     ----------
                                                                (DOLLARS IN THOUSANDS)
Total debt:
  Existing credit facility..................................    $ 9,554       $     --
  Revolving Credit Facility(1)..............................         --         11,516
  Existing indebtedness.....................................     24,391(2)         641(3)
  Notes offered hereby......................................         --        100,000
                                                                -------       --------
     Total debt.............................................     33,945        112,157
Total shareholders' equity (deficiency).....................     33,000        (36,889)
                                                                -------       --------
          Total capitalization..............................    $66,945       $ 75,268
                                                                =======       ========

---------------
(1) As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had availability of $18.5 million under the Revolving Credit Facility. See "Description of the Revolving Credit Facility."

(2) Consists of (i) $9.7 million of 8.10% Series A notes; (ii) $7.1 million of 7.47% senior notes; (iii) $4.0 million of 8.29% Series B notes; (iv) $3.0 million of 9.60% senior notes; and (v) capitalized leases of $0.6 million.

(3) Consists of existing capital leases.

                  UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

     The following unaudited pro forma condensed financial data are based on the historical financial statements of the Company included elsewhere in this Prospectus, adjusted to give effect to the pro forma adjustments described in the notes thereto. The unaudited pro forma condensed balance sheet gives effect to the Recapitalization as though it had occurred on December 31, 1997. The unaudited pro forma condensed statement of income gives effect to the Recapitalization as though it had occurred on January 1, 1997.

     The pro forma adjustments are based upon available data and certain assumptions that the Company believes are reasonable. The unaudited pro forma condensed financial data are not necessarily indicative of the Company's financial position or results of operations that might have occurred had the aforementioned transactions been completed as of the dates indicated above and do not purport to represent what the Company's financial position or results of operations might be for any future period or date. The unaudited pro forma condensed financial data should be read in conjunction with the Financial Statements and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Offering Memorandum.

     The transactions are intended to be accounted for as a leveraged recapitalization, pursuant to which all assets, liabilities and shareholders' equity of the Company would be carried over at historical cost basis.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                         PRO FORMA
                                                        HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                        ----------      -----------       ---------
ASSETS
Current Assets:
  Cash and cash equivalents..........................    $     0                 (a)      $      0
  Accounts receivable, net...........................     11,501                            11,501
  Inventories........................................      1,357                             1,357
  Deferred income taxes..............................        455                               455
  Other current assets...............................      1,234         $  2,297(b)         3,531
                                                         -------         --------         --------
     Total current assets............................     14,547            2,297           16,844
Property and equipment, net..........................     51,911                            51,911

Intangible assets:
  Goodwill, net......................................     14,309                            14,309
  Other, net.........................................        419            5,550(c)         5,969
                                                         -------         --------         --------
     Total assets....................................    $81,186         $  7,847         $ 89,033
                                                         =======         ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Current portion of long-term debt..................    $   211                          $    211
  Accounts payable...................................      3,905                             3,905
  Accrued compensation and pension...................      2,214                             2,214
  Other accrued expenses.............................        811                               811
                                                         -------                          --------
     Total current liabilities.......................      7,141                             7,141
Deferred compensation and pension....................      2,201         $   (476)(b)        1,725
Deferred income taxes................................      5,110                             5,110
Long-term debt.......................................     33,734           78,212(d)       111,946
                                                         -------         --------         --------
     Total liabilities...............................     48,186           77,736          125,922
                                                         -------         --------         --------
Shareholders' equity (deficiency)....................     33,000          (69,889)(b)      (36,889)
                                                         -------         --------         --------
     Total liabilities and shareholders' equity
       (deficiency)..................................    $81,186         $  7,847         $ 89,033
                                                         =======         ========         ========

     See accompanying notes to unaudited pro forma condensed balance sheet.

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

(a) Reflects the changes in the Company's cash due to the
  Recapitalization:
     Gross proceeds from the Offering.......................     $100,000
     Capital contributions from Childs and Management
      Investors (net of non-cash contributions of $2,895 in
      common stock retained by Management Investors and $782
      of stock options retained by Management Investors)....       21,323
     Proceeds from Revolving Credit Facility................       11,516
     Payment for redemption of outstanding common stock and
      stock options from existing selling shareholders (net
      of option proceeds)...................................      (84,735)
     Repayment of the Company's outstanding borrowings
      (excluding assumed capital leases of $641.............      (33,304)
     Severance payments to non-continuing management........       (3,300)
     Financing costs related to the Recapitalization........       (5,550)
     Nonrecurring fees and expenses related to the
      Recapitalization......................................       (5,950)
                                                                 --------
     Net change in cash.....................................     $      0
                                                                 ========
(b) Reflects net change in shareholder's equity
  (deficiency):
     Total fair value of new contributed equity capital.....     $ 21,323
     Payment with respect to outstanding common stock and
      stock options from existing selling shareholders (net
      of option proceeds)...................................      (84,735)
     Severance payments to non-continuing management
      excluding $476 already expensed.......................       (2,824)
     Tax benefit of severance payments to non-continuing
      management using a marginal tax rate of 42%...........        1,186
     Tax benefit of stock options exercised by existing
      selling shareholders (reflects 333,701 stock options
      exercised resulting in a tax benefit of $2,645 using a
      marginal income tax rate of 42%)......................        1,111
     Nonrecurring fees and expenses related to the
      Recapitalization......................................       (5,950)
                                                                 --------
     Net decrease in shareholders' equity (deficiency)......     $(69,889)
                                                                 ========
(c) Reflects financing costs related to the
  Recapitalization..........................................     $  5,550
                                                                 ========
(d) Reflects net change in long-term debt:
     Gross proceeds from the Offering.......................     $100,000
     Proceeds from Revolving Credit Facility................       11,516
     Repayment of the Company's long-term debt (excluding
      assumed long term portion of capital leases of
      $430).................................................      (33,304)
                                                                 --------
     Net increase in long-term debt.........................     $ 78,212
                                                                 ========

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                          PRO FORMA
                                                                         ADJUSTMENTS
                                                                           FOR THE
                                                         HISTORICAL    RECAPITALIZATION     PRO FORMA
                                                         ----------    ----------------     ---------
Revenues:
  Equipment rentals..................................     $54,489                            $54,489
  Sales of supplies and equipment, and other.........       5,586                              5,586
                                                          -------                            -------
     Total revenues..................................      60,075                             60,075
                                                          -------                            -------

Costs and expenses:
  Cost of equipment rentals..........................      13,577                             13,577
  Rental equipment depreciation......................      14,435                             14,435
  Cost of supplies and equipment sales...............       3,838                              3,838
                                                          -------                            -------
     Total costs of rentals and sales................      31,850                             31,850
                                                          -------                            -------
     Gross profit....................................      28,225                             28,225
  Selling, general and administrative................      18,448          $  (986)(a)        17,462
  Shareholder value expenses.........................       1,719           (1,719)(b)             0
                                                          -------          -------           -------
     Operating income................................       8,058           (2,705)           10,763
  Interest expense...................................       3,012            9,023(c)         12,035
                                                          -------          -------           -------
Income (loss) before provision (benefit) for income
  taxes..............................................       5,046           (6,318)           (1,272)
                                                          -------          -------           -------
Provision (benefit) for income taxes.................       2,347           (2,654)(d)          (307)
                                                          -------          -------           -------
     Net income (loss)...............................     $ 2,699          $(3,664)          $  (965)
                                                          =======          =======           =======

  See accompanying notes to unaudited pro forma condensed statement of income.

           NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

(a) In connection with the Recapitalization, seven of the eleven members of senior management did not continue employment with the Company after the completion of the transaction.
        The Company's former Chief Financial Officer (the current
        Chief Executive Officer) and five other senior managers entered into employment agreements with the Company as part of the Recapitalization and will comprise the Company's senior management team at compensation levels that are less than the compensation level of the members of senior management prior to the Recapitalization. The adjustment reflects the resulting decrease in the senior management team compensation (salary and fringe benefits) of $1,226 for the year ended December 31, 1997. The pro forma condensed statement of income does not make any adjustment for accrued bonuses for all eleven members of senior management totaling
        $220 for the year ended December 31, 1997. The adjustment also reflects Childs Associates annual management fee of $240 for the year ended December 31, 1997.

(b) Reflects shareholder value expenses, consisting primarily of legal, investment banking and special committee fees, incurred by the Company in the process of exploring strategic alternatives to enhance shareholder value.

(c) Reflects the net change in interest expense as a result of the Recapitalization:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                          1997
                                                                      ------------
       Interest expense related to the Notes offered hereby........     $10,250
       Interest expense related to the Revolving Credit Facility and capital leases...       973
       Elimination of historical interest expense related to debt
         retired using the proceeds of the Offering................      (3,012)
       Amortization of deferred placement costs incurred in the
         Offering, over the 10-year term of the Notes and the
         5-year term of the Revolving Credit Facility..............         693
       Commitment fee of 0.5% on unused portion of Revolving Credit
         Facility..................................................          94
       Annual administrative agent's fee, related to the Revolving
         Credit Facility...........................................          25
                                                                        -------
       Net increase in interest expense............................     $ 9,023
                                                                        =======
        Interest expense and commitment fee related to the Revolving
        Credit Facility is determined based on monthly average
        borrowings (including seasonal borrowings) of $11,267 for
        the year ended December 31, 1997. Interest expense was
        calculated using the following rates: (a) Revolving Credit
        Facility -- 8.25%, (b) Notes -- 10.25%.

(d) Represents the reduction in income to record the income tax benefit related to pro forma adjustments, computed using a marginal income tax rate of 42% for the year ended
        December 31, 1997.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected financial data set forth below (excluding rental equipment units) for and as of each of the years in the five year period ended December 31, 1997 are derived from the Company's audited financial statements. The selected financial data presented below are qualified in their entirety by, and should be read in conjunction with, the financial statements and notes thereto and other financial and statistical information included elsewhere in this Offering Memorandum, including the information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        FISCAL YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                              1993        1994        1995        1996        1997
                                            --------    --------    --------    --------    --------
                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Equipment rentals.......................  $ 36,162    $ 38,980    $ 45,870    $ 50,743    $ 54,489
  Sales of supplies and equipment, and
    other.................................     9,993       8,309       7,166       6,198       5,586
                                            --------    --------    --------    --------    --------
Total revenues............................    46,155      47,289      53,036      56,941      60,075
                                            --------    --------    --------    --------    --------
Costs of rentals and sales:
  Cost of equipment rentals...............     9,052      10,018      11,841      13,332      13,577
  Rental equipment depreciation...........     8,699       9,527      10,800      12,603      14,435
  Cost of supplies and equipment sales....     7,872       6,419       5,352       4,423       3,838
  Write-down of DPAP inventories(1).......        --          --          --       2,213          --
                                            --------    --------    --------    --------    --------
Total costs of rentals and sales..........    25,623      25,964      27,993      32,571      31,850
                                            --------    --------    --------    --------    --------
Gross profit..............................    20,532      21,325      25,043      24,370      28,225
Selling, general and administrative.......    15,769      16,561      18,560      19,695      18,448
Shareholder value expenses(2).............        --          --          --         306       1,719
                                            --------    --------    --------    --------    --------
Operating income..........................     4,763       4,764       6,483       4,369       8,058
                                            --------    --------    --------    --------    --------
Interest expense..........................     1,071       1,268       1,784       2,518       3,012
                                            --------    --------    --------    --------    --------
Income before provision for income
  taxes...................................     3,692       3,496       4,699       1,851       5,046
                                            --------    --------    --------    --------    --------
Provision for income taxes................     1,522       1,499       1,949         919       2,347
                                            --------    --------    --------    --------    --------
Net income................................  $  2,170    $  1,997    $  2,750    $    932    $  2,699
                                            ========    ========    ========    ========    ========
OTHER DATA:
Net cash provided by operating
  activities..............................  $ 11,672    $ 11,550    $ 13,071    $ 14,657    $ 20,001
Net cash used in investing activities.....   (10,919)    (15,534)    (19,725)    (26,859)    (18,026)
Net cash (used in) provided by financing
  activities..............................      (753)      3,984       6,654      12,400      (2,172)
EBITDA(3).................................    14,260      15,160      18,246      18,266      24,129
Adjusted EBITDA(4)........................    14,260      15,160      18,246      20,785      25,848
Adjusted EBITDA margin(5).................      30.9%       32.1%       34.4%       36.5%       43.0%
Depreciation and amortization.............  $  9,497    $ 10,396    $ 11,763    $ 13,897    $ 16,071
Capital expenditures......................  $ 11,394    $ 15,921    $ 19,911    $ 15,210    $ 19,144
Ratio of earnings to fixed charges(6).....       4.4x        3.8x        3.6x        2.7x        3.2x
Rental equipment (units at end of
  period).................................    33,000      38,000      45,000      52,000      56,000
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital(7)........................  $  5,193    $  5,354    $  5,059    $  8,573    $  7,617
Total assets..............................    46,152      53,184      66,849      79,707      81,186
Total debt................................    13,650      17,135      23,588      37,150      33,945
Shareholders' equity......................    23,883      26,035      28,712      29,128      33,000

---------------
(1) The Company experienced declining sales of Demand Positive Airway Pressure ("DPAP") devices for adult obstructive sleep apnea during 1996. Because market acceptance of the DPAP devices did not meet expectations, the Company's assessment resulted in a write-down of $2.2 million in 1996.

(2) Reflects expenses, consisting primarily of legal, investment banking and special committee fees, incurred by the Company in the process of exploring strategic alternatives to enhance shareholder value.

(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Adjusted EBITDA reflects EBITDA, adjusted to exclude the write-down of DPAP inventories of $2.2 million for the year ended December 31, 1996, and shareholder value expenses of $0.3 million and $1.7 million for the years ended December 31, 1996 and 1997, respectively. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's profitability or liquidity.

(5) Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenues.

(6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes, fixed charges, write-down of DPAP inventories and shareholder value expenses. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs.

(7) Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the accompanying Financial Statements and notes thereto appearing elsewhere in this Prospectus.

GENERAL

     The Company is a leading nationwide provider of movable medical equipment to more than 2,800 hospitals and alternate care providers through its equipment rental and outsourcing programs.

     The following discussion addresses the financial condition of the Company as of December 31, 1997 and the results of operations and cash flows for the years ended December 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the Financial Statements included elsewhere herein.

INDUSTRY ASSESSMENT

     The Company's customers, primarily hospitals and alternate care providers, have been and continue to be faced with cost containment pressures and uncertainties with respect to health care reform and reimbursement. The Company believes that market reform is continuing with movement toward managed care, health care related consolidations and the formation of integrated health care systems. There is an effort by providers of health care to coordinate all aspects of patient care irrespective of delivery location. Likely changes in reimbursement methodology, and a gradual transition toward fixed, per-capita payment systems and other risk-sharing mechanisms, will reward health care providers who improve efficiencies and effectively manage their costs, while providing care in the most appropriate setting. Although future reimbursement policies remain uncertain and unpredictable, the Company believes that the recently approved five-year budget and Taxpayer Relief Act of 1997, which will be financed largely through cuts in the growth of Medicare spending, will continue to place focus on cost containment in health care.

     The Company believes its Pay-Per-Use and other rental programs respond favorably to the current reform efforts by providing high quality equipment through programs which help health care providers improve their efficiency while effectively matching costs to patient needs, wherever that care is being provided. While the Company's strategic focus appears consistent with health care providers' efforts to contain costs and improve efficiencies, there can be no assurances as to how health care reform will ultimately evolve and the impact it will have on the Company.

     Because the capital equipment procurement decisions of health care providers are significantly influenced by the regulatory and political environment for health care, historically the Company has experienced certain adverse operating trends in periods when significant health care reform initiatives were under consideration and uncertainty remained as to their likely outcome. To the extent general cost containment pressures on health care spending and reimbursement reform, or uncertainty as to possible reform, causes hospitals and alternate care providers to defer the procurement of medical equipment, reduce their capital expenditures or change significantly their utilization of medical equipment, there could be a material adverse effect on the Company's business, financial condition and results of operations.

MEDIQ TRANSACTION

     On February 10, 1997, the Company and MEDIQ entered into a definitive agreement for MEDIQ to acquire the Company for $17.50 per share of Common Stock. Including the assumption of the Company's debt, the total purchase price would have been approximately $138.0 million excluding fees and expenses. On September 22, 1997 (the "Termination Date"), the Company and MEDIQ mutually terminated their agreement (the agreement and its termination, collectively, the "MEDIQ Transaction"). This termination resulted from the likelihood of a protracted administrative proceeding before the Federal Trade Commission ("FTC") and the uncertainty of the outcome and the costs associated with continuing to defend against the efforts of the FTC to prevent the merger of MEDIQ and the Company on anti-competitive grounds.

     From February 10, 1997 through the Termination Date, the Company experienced a gradual loss of employees as a result of uncertainties regarding district office closures and administrative consolidation which were discussed by MEDIQ. In addition, during this period, some potential and existing customers of the Company deferred entering into new rental agreements while others terminated rental agreements with the Company, each as a result of uncertainty regarding the ownership of the Company. The loss of employees and customer uncertainties discussed above may continue to adversely affect near term rental revenues. Management believes, however, that the disruption resulting from the MEDIQ Transaction, has been largely mitigated by: (i) the termination of the agreement with MEDIQ; (ii) the public announcement of the Recapitalization; and
(iii) the addition of 16 employees from the Termination Date through December 31, 1997.

RESULTS OF OPERATIONS

     The following table provides information on the percentages of certain items of selected financial data to total revenues.

                                                              PERCENTAGE OF TOTAL REVENUES
                                                              -----------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
Revenues:
  Equipment rentals.........................................    86.5%      89.1%      90.7%
  Sales of supplies and equipment, and other................    13.5       10.9        9.3
                                                               -----      -----      -----
Total revenues..............................................   100.0      100.0      100.0
Costs of rentals and sales:
  Cost of equipment rentals.................................    22.3       23.4       22.6
  Rental equipment depreciation.............................    20.4       22.1       24.0
  Cost of supplies and equipment sales......................    10.1        7.8        6.4
  Write-down of DPAP inventories............................      --        3.9         --
                                                               -----      -----      -----
Gross profit................................................    47.2       42.8       47.0
                                                               -----      -----      -----
Selling, general and administrative.........................    35.0       34.6       30.7
Shareholder value expenses..................................      --        0.6        2.9
Interest expense............................................     3.3        4.4        5.0
                                                               -----      -----      -----
Income before provision for income taxes....................     8.9        3.2        8.4
                                                               -----      -----      -----
Provision for income taxes..................................     3.7        1.6        3.9
                                                               -----      -----      -----
Net income..................................................     5.2%       1.6%       4.5%
                                                               =====      =====      =====

1997 COMPARED TO 1996

     Equipment Rental Revenues. Equipment rental revenues were $54.5 million in 1997, representing a $3.7 million, or 7.4%, increase from equipment rental revenues of $50.7 million in 1996. This increase resulted primarily from the acquisition of BERS, completed on August 13, 1996, which contributed approximately $2.4 million to the increase in rental revenues in the first six months of 1997. BERS' offices in Baltimore, Richmond, and Charlotte were integrated into the corresponding Company offices early in the third quarter of 1997 and, consequently, separate 1997 third and fourth quarter revenue data for BERS is not available. Excluding revenue from BERS, the increase in equipment rental revenues resulted from continued growth from hospitals and alternate care customers, as well as from newer offices. This growth was accomplished despite the continuing gradual decline in hospital census rates and the increase in consolidations in the health care industry. The Company expects equipment rental revenues generated from the alternate care market to continue to increase, reflecting the trend toward treating the patient in the most cost effective environment.

     Effective February 1, 1997, the Company entered into a two year agreement with Premier, one of the nation's largest health care alliance enterprises, for medical equipment rentals and services. This agreement is expected to produce significant savings for Premier's 1,750 hospitals and health system owners and affiliates, as it offers special rates, discounts and incentives on equipment rentals. The Premier agreement and some longer term commitments the company has established with some of its larger customers have required some price concessions. Management believes that these agreements will contribute to future rental revenue growth, however, incremental revenues for 1997 from Premier's members were minimal because of the MEDIQ Transaction.

     Sales of Supplies and Equipment, and Other. Sales of supplies and equipment, and other were $5.6 million in 1997, representing a $0.6 million, or 9.9%, decrease from sales of supplies and equipment, and other of $6.2 million in 1996. This decrease was primarily due to a decline in the sales of the DPAP devices as the Company decided to abandon the sleep apnea market in December 1996. Sales of supplies and equipment, and other were also adversely impacted by the continuing trend of a major vendor of disposables to market its products directly to some of the Company's larger customers. This trend resulted in a $0.3 million decline in sales in 1997. The Company does not emphasize sales and offers them to be a full service provider for its customers.

     Cost of Equipment Rentals. Cost of equipment rentals were $13.6 million in 1997, representing a $0.3 million, or 1.8%, increase from cost of equipment rentals of $13.3 million in 1996. Cost of equipment rentals as a percentage of equipment rental revenues decreased to 24.9% in 1997 from 26.3% in 1996. This decrease resulted from the Company purchasing a newer generation of a particular line of equipment. The older generation of this equipment had been rented from the manufacturer on a short term basis in 1996 due to perceived obsolescence risk. In addition, the decrease reflected the loss of some rental support staff as a result of the MEDIQ Transaction.

     Rental Equipment Depreciation. Rental equipment depreciation was $14.4 million in 1997, representing a $1.8 million, or 14.5%, increase from rental equipment depreciation of $12.6 million in 1996. Rental equipment depreciation as a percentage of equipment rental revenues increased to 26.5% in 1997 from 24.8% in 1996. This increase was the result of the impact of a full year of depreciation on equipment acquisitions made in 1996 (including higher depreciation as a percentage of equipment rental revenues from BERS) and the Company's purchase of equipment that was previously rented as discussed above.

     Gross Profit. Total gross profit was $28.2 million in 1997, representing a $3.8 million, or 15.8%, increase from total gross profit of $24.4 million in 1996. Total gross margin increased to 47.0% of total revenues in 1997 from 42.8% of total revenues in 1996. Total gross profit in 1996 was reduced by $2.2 million, or 3.9% of total revenues, due to the write-down of DPAP inventories. Gross profit on rentals represents equipment rental revenues reduced by the cost of equipment rentals and rental equipment depreciation. Gross margin on equipment rentals decreased to 48.6% in 1997 from 48.9% in 1996. This decrease was predominantly due to the previously discussed increase in rental equipment depreciation as a percentage of equipment rental revenues partially offset by the previously discussed decrease in cost of equipment rentals as a percentage of equipment rental revenues.

     Gross margin on sales of supplies and equipment, and other (which excludes the write-down of DPAP inventories) increased to 31.3% in 1997 from 28.6% in 1996. This increase in sales gross margin was due to a vendor selling lower margin products directly to hospitals, which resulted in a higher margin percentage on a lower volume of total sales, and the addition of higher margin BERS sales. See "- 1996 Compared to 1995 - Write-down of DPAP Inventories."

     Selling, General and Administrative Expenses. Selling general and administrative expenses ("SG&A") was $18.4 million in 1997, representing a $1.3 million, or 6.3%, decrease from SG&A of $19.7 million in 1996. SG&A as a percentage of total revenues decreased to 30.7% in 1997 from 34.6% in 1996. This decrease was due to the cost savings associated with the Company's expense control initiatives implemented in late 1996. Additionally, the loss of employees due to the MEDIQ Transaction reduced SG&A for 1997.

     Shareholder Value Expenses. The Company incurred costs of approximately $1.7 million in 1997, compared to $0.3 million in 1996, reflecting expenses consisting primarily of legal, investment banking and special committee fees, incurred by the Company in the process of exploring strategic alternatives to enhance shareholder value.

     Adjusted EBITDA. Primarily as a result of factors stated above, Adjusted EBITDA was $25.8 million in 1997, representing a $5 million, or 24.0%, increase from Adjusted EBITDA of $20.8 million in 1996. Adjusted EBITDA as a percentage of total revenues increased to 43.0% in 1997 from 36.5% in 1996. See Note 5 to "Selected Historical Financial Data."

     Interest Expense. Interest expense was $3.0 million in 1997, representing an increase of $0.5 million, or 19.6%, from interest expense of $2.5 million in 1996. This increase primarily reflects interest on the BERS acquisition debt and incremental borrowings associated with capital equipment additions. Average borrowings increased to $34.6 million in 1997 from $30.5 million in 1996.

     Income Taxes. The Company's effective income tax rate decreased to 46.5% in 1997 from 49.6% for 1996. This decrease was primarily due to the effect of non-deductible expenses on the Company's lower taxable income in 1996.

     Bazooka Beds. The Company acquired its equipment pool of Bazooka portable specialty beds under an exclusive agreement which was terminated by the Company in March 1996. The Company does not expect to acquire any additional Bazooka beds and further expects that future purchases of equipment will be in response to customer driven demand, consistent with the Company's current and historical strategy. Utilization of Bazooka beds in the Company's pool is currently below the desired level and declined steadily during 1997. The Company believes the decline in utilization of Bazooka beds is temporary and that the supply/demand imbalance will be reduced. The Company has performed an impairment analysis based upon projected undiscounted cash flows in accordance with the current accounting literature and has determined that the current book value of these assets is currently fully recoverable. However, in the event that anticipated growth in customer demand for this product does not occur, the Company's margin on these products could be adversely affected. As of December 31, 1997 the net book value of Bazooka bed inventory was $5.4 million.

1996 COMPARED TO 1995

     Equipment Rental Revenues. Equipment rental revenues were $50.7 million in 1996, representing a $4.8 million, or 10.6%, increase from equipment rental revenues of $45.9 million in 1995. This increase was partially as a result of the acquisition of BERS which contributed $1.8 million to the 1996 equipment rental revenue increase. The remaining $3.1 million increase in equipment rental revenues, representing a 6.8% increase from 1995, resulted from continued growth from hospitals and established offices, from substantially higher growth rates in equipment rental revenues from alternate care customers and from newer offices.

     Sales of Supplies and Equipment, and Other. Sales of supplies and equipment, and other were $6.2 million in 1996, representing a $1.0 million, or 13.5%, decrease from sales of supplies and equipment, and other of $7.2 million in 1995. This decrease was primarily due to a continued decline in the sales of the DPAP devices first introduced in February 1995. The Company decided to abandon the sleep apnea market in December 1996. Sales of DPAP devices were $0.8 million in 1995 and $0.4 million in 1996. See "-- Write-down of DPAP Inventories." Sales of supplies and equipment, and other were also adversely impacted by the continuing trend of a major vendor of disposables to market its products directly to some of the Company's larger customers. The acquisition of BERS contributed $0.3 million to sales of supplies and equipment, and other in 1996.

     Cost of Equipment Rentals. Cost of equipment rentals were $13.3 million in 1996, representing a $1.5 million, or 12.6% increase from costs of equipment rentals of $11.8 million in 1995. Cost of equipment rentals as a percentage of equipment rental revenues increased to 26.3% in 1996 from 25.8% for the same period of 1995. This increase reflected planned expense increases primarily associated with several new AMP accounts, the opening of six new offices since January 1, 1995 and the acquisition of BERS.

     Rental Equipment Depreciation. Rental equipment depreciation was $12.6 million in 1996, representing a $1.8 million, or 16.7% increase from rental equipment depreciation of $10.8 million in 1995. Rental equipment depreciation as a percentage of equipment rental revenues increased to 24.8% in 1996 from 23.5% in 1995. This increase was the result of a full year of depreciation on equipment acquisitions made in 1995 which were not matched by a growth in equipment rental revenues as well as depreciation expense on surplus Bazooka beds.

     Gross Profit. Total gross profit was $24.4 million in 1996, representing a $0.7 million, or 2.7% decrease from total gross profit of $25.0 million in 1995. Total gross margin decreased to 42.8% in 1996 from 47.7% in 1995. These decreases were primarily due to the write-down of DPAP inventories. Gross margin on equipment rentals decreased to 44.5% in 1996 from 50.6% in 1995. This decrease was primarily due to the increase in the cost of equipment rentals and rental equipment depreciation expenses discussed above.

     Gross margin on sales of supplies and equipment, and other improved to 28.6% in 1996 from 25.3% in 1995. This improvement was due to a vendor selling lower margin products directly to hospitals, which resulted in a higher margin percentage on lower volume of total sales and, in 1995 due to the impact of higher margin DPAP sales. See "-- Write-down of DPAP Inventories."

     Selling, General and Administrative Expenses. SG&A was $19.7 million in 1996, representing a $1.1 million, or 6.1% increase from SG&A of $18.6 million in 1995. SG&A as a percentage of total revenues remained substantially the same at 34.6% in 1996 compared with 35.0% for 1995 as a result of a cut in performance based incentive and profit sharing expenses, including approximately $0.8 million related to BERS SG&A and related goodwill amortization.

     Expense Control Initiatives. During the second half of 1996, as a result of slower than anticipated rental revenue growth and lower margins, the Company instituted expense control initiatives to reduce or defer costs. In August 1996, the Company announced executive salary cuts, a moratorium on new hires and the deferral of the opening of the previously announced offices to be located in Oklahoma City, OK and Nashville, TN. In October 1996, the Company announced the elimination of 10 corporate positions and the cutting of nonessential activities and changed the Company's employee medical benefit program from a total company-paid plan to a shared-cost program, effective January 1, 1997. The Company expects the cost reduction in 1997 to be approximately $1.0 million for the full year, beginning in the first quarter of 1997.

     Write-down of DPAP Inventories. The Company experienced declining sales of DPAP devices for adult obstructive sleep apnea during 1996. Because market acceptance of the DPAP devices did not meet expectations, the Company's quarterly assessment resulted in a write-down of $1.0 million in the second quarter of 1996 and a write-down of the $1.2 million remaining carrying value of DPAP inventories in the fourth quarter of 1996.

     Adjusted EBITDA. Primarily as a result of factors stated above, Adjusted EBITDA was $20.8 million in 1996, representing a $2.5 million, or 13.9% increase from Adjusted EBITDA of $18.3 million in 1995. Adjusted EBITDA as a percentage of total revenues increased to 36.5% in 1996 from 34.4% in 1995. See Note 5 to "Selected Historical Financial Data."

     Interest Expense. Interest expense was $2.5 million in 1996, representing a $0.7 million or 41.1%, increase from interest expense of $1.8 million in 1995. This increase primarily reflects, in 1996, interest of approximately $0.4 million on the BERS acquisition debt and incremental borrowings associated with capital equipment additions. Average borrowings, which increased to $30.5 million in 1996 from $21.4 million in 1995, were also affected by the carrying cost of surplus Bazooka and DPAP inventories.

     Income Taxes. The Company's effective tax rate increased to 49.7% in 1996 from 41.5% in 1995. This increase was primarily due to the effect of non-deductible expenses on the Company's lower taxable income.

     Completed BERS Acquisition. On August 13, 1996, the Company completed its acquisition of BERS pursuant to a stock purchase agreement among the Company and the shareholders of BERS. As a result of the acquisition, the Company acquired all of the outstanding capital stock of BERS, and BERS became a wholly-owned subsidiary of the Company. In connection with the acquisition, the Company paid approximately $11.0 million to the shareholders of BERS and repaid approximately $1.7 million of outstanding indebtedness of BERS. BERS results are included in the financial statements only from the date of acquisition.

SELECTED QUARTERLY FINANCIAL INFORMATION

                                                                   (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
                                                           YEAR ENDED DECEMBER 31, 1997
                                                --------------------------------------------------
                                                MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                --------    -------    ------------    -----------
Total revenues................................  $15,962     $15,341      $ 14,186        $14,586
Gross profit..................................    8,303       7,525         6,120          6,277
Gross margin..................................     52.0%       49.1%         43.1%          43.0%
Net income....................................  $   889     $   976      $    502        $   332
Adjusted EBITDA(1)............................    6,871       6,838         5,972          6,166
Net cash provided by operating activities.....    4,566       6,015         5,812          3,608
Net cash used in investing activities.........   (4,291)     (5,271)       (3,616)        (4,848)
Net cash (used in) provided by financing
  activities..................................  $  (473)    $  (743)     $ (2,197)       $ 1,241

                                                           YEAR ENDED DECEMBER 31, 1996
                                                --------------------------------------------------
                                                MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                --------    -------    ------------    -----------
Total revenues................................  $14,392     $13,634      $ 13,749        $15,166
Gross profit(2)...............................    7,020       5,256         6,340          5,755
Gross margin(2)...............................     48.8%       38.6%         46.1%          38.0%
Net income (loss)(2)..........................  $   922     $   (38)     $    540        $  (492)
Adjusted EBITDA(1)............................    5,174       4,774         5,187          5,651
Net cash provided by operating activities.....    2,657       4,205         3,563          4,232
Net cash used in investing activities.........   (6,341)     (2,917)      (14,664)        (2,937)
Net cash provided (used in) by financing
  activities..................................  $ 3,684     $(1,288)     $ 11,538        $(1,534)

                                                           YEAR ENDED DECEMBER 31, 1995
                                                --------------------------------------------------
                                                MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                --------    -------    ------------    -----------
Total revenues................................  $13,166     $13,150      $ 13,130        $13,590
Gross profit..................................    6,482       6,228         6,041          6,292
Gross margin..................................     49.2%       47.4%         46.0%          46.3%
Net income....................................  $   859     $   623      $    594        $   674
Adjusted EBITDA(1)............................    4,531       4,437         4,652          4,627
Net cash provided by operating activities.....    4,064       2,170         3,304          3,533
Net cash used in investing activities.........   (6,102)     (5,298)       (4,871)        (3,454)
Net cash provided (used in) by financing
  activities..................................  $ 2,038     $ 3,128      $  1,566        $   (78)

---------------

(1) Adjusted EBITDA reflects EBITDA, adjusted to exclude the write-down of DPAP inventories of $1.0 million and $1.2 million for the three months ended June 30, 1996 and December 31, 1996, respectively, and shareholder value expenses of $0.3 million, $0.6 million, $0.3 million, $0.2 million and $0.6 million for the three months ended December 31, 1996, March 31, 1997, June 30, 1997, September 30, 1997 and December 31, 1997, respectively. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's profitability or liquidity.

(2) Includes expense related to the write-down of DPAP inventories of $1.0 million in the second quarter and a further write-down in the fourth quarter of 1996 of the remaining $1.2 million carrying value of DPAP inventories.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its equipment purchases primarily through internally generated funds and borrowings under its existing revolving credit facility. As an asset intensive business, the Company has required continued access to capital to support the acquisition of equipment for rental to its customers. The Company purchased $19.1 million of rental equipment in 1997.

     During 1997 and 1996, net cash flows provided by operating activities were $20.0 million and $14.7 million, respectively. Net cash flows used in investing activities were $18.0 million and $26.9 million, respectively, in each of these periods. The decrease from 1996 resulted from the impact of the BERS acquisition. Net cash flows (used in) provided by financing activities were ($2.2 million) and $12.4 million respectively in each period.

     During 1996 and 1995, net cash flows provided by operating activities were $14.7 million and $13.1 million, respectively. Net cash flows used in investing activities were $26.9 million and $19.7 million, respectively, in each of the periods. The increase in 1996 resulted from the impact of the BERS acquisition. Net cash flows provided by financing activities were $12.4 million and $6.7 million, respectively, in each of the periods.

POST-RECAPITALIZATION

     The Company's principal sources of liquidity are expected to be cash flows from operating activities and borrowings under the Revolving Credit Facility. It is anticipated that the Company's principal uses of liquidity will be to fund capital expenditures related to purchases of movable medical equipment, provide working capital, meet debt service requirements and finance the Company's strategic plans.

     The Company is capitalized with $100.0 million of Notes and a $30.0 million senior secured Revolving Credit Facility ($11.5 million of which would have been funded at December 31, 1997 on a pro forma basis). Interest on loans outstanding under the Credit Agreement is payable at a rate per annum, selected at the option of the Company, equal to the Base Rate plus a margin of 1.00% (the "Base Rate Margin"), or the adjusted Eurodollar Rate plus a margin of 2.25% (the "Eurodollar Rate Margin"). Commencing September 30, 1998, the Eurodollar Rate Margin and the Base Rate Margin used to calculate such interest rates may be adjusted if the Company satisfies certain leverage ratios. The Credit Agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and prepayments of other indebtedness. See "Description of the Revolving Credit Facility."

     The Company believes that, based on current levels of operations and anticipated growth, its cash from operations, together with other sources of liquidity, including borrowings available under the Revolving Credit Facility, will be sufficient over the next several years to fund anticipated capital expenditures and make required payments of principal and interest on its debt, including payments due on the Notes and obligations under the Revolving Credit Facility. The Company believes that its ability to repay the Notes and amounts outstanding under the Revolving Credit Facility at maturity will require additional financing. There can be no assurance, however, that any such financing will be available at such time to the Company, or that any such financing will be on terms favorable to the Company. In addition, the Company continually evaluates potential acquisitions and expects to fund such acquisitions from its available sources of liquidity, including borrowings under the Revolving Credit Facility.

     The Company's expansion and acquisition strategy may require substantial capital, and no assurance can be given that the Company will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to the Company, if at all.

     In the first and second quarters of 1998, the Company expects to incur additional expenses related to the Recapitalization of approximately $9.2 million, including $2.8 million in severance expense to certain non-continuing members of management, $3.2 million for prepayment penalties on existing loans and write-off of corresponding loan origination fees, $1.2 million in investment banker fees and approximately $2.0 million in additional recapitalization expenses.

THE YEAR 2000 ISSUE

     The Company is currently evaluating the potential impact of the situation referred to as the "Year 2000 Issue." The Year 2000 Issue concerns the inability of computer software programs to properly recognize and process date sensitive information relating to the Year 2000. Beginning in the second quarter of 1998, the

Company will begin evaluating automated Year 2000 tools. Following that evaluation, the Company will either replace older applications or make such applications Year 2000 compliant. Certain of the Company's systems, including general ledger, accounts payable, fixed assets, payroll and human resources, are currently Year 2000 compliant. The Company's newer applications, which utilize a two-digit century field, are expected to require little additional effort to be Year 2000 compliant. Other systems, including the Company's AIMS/ CS software package licensed to customers, are upgraded annually, and will be made Year 2000 compliant in the next upgrade required in 1999. The Company is also in the process of evaluating the impact of Year 2000 compliance issues as they relate to its significant customers and suppliers.

     The Company is in the process of determining the costs associated with and the potential impact of the Year 2000 Issue, but is unable to state at this time whether such costs are expected to be material.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Management does not expect any differences between net income and comprehensive income. The Company will adopt SFAS No. 130 effective with its year-end 1998 reporting.

     The FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting operating segment information in both annual reports and interim financial reports issued to shareholders. The Company is reviewing the requirements of SFAS No. 131, and has not determined if it will be required to present segment information beyond the one segment currently presented. SFAS No. 131 is required to be adopted effective with its year-end 1998 reporting.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. Management has not yet evaluated the effects of this change on its current pension disclosures. The Company will adopt SFAS No. 132 effective with its year-end 1998 reporting.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and has not determined if it is applicable to the Company. SOP 98-1 is required to be adopted by the Company no later than the year ending December 31, 1999.

                                    BUSINESS

GENERAL

     The Company is a leading nationwide provider of movable medical equipment to more than 2,800 hospitals and alternate care providers through its equipment rental and outsourcing programs. The Company's principal rental program is its innovative Pay-Per-Use program whereby health care providers are charged a per use rental fee based on daily use of equipment per patient. The Company also offers other rental programs whereby customers are charged on a daily, weekly or monthly basis. All of the Company's rental programs include a comprehensive range of support services which include equipment delivery, training, technical and educational support, inspection, maintenance, and comprehensive documentation. The Company also offers total equipment outsourcing through its Asset Management Partnership ("AMP") program whereby the Company provides, maintains, manages and tracks substantially all, or a significant portion of, a customer's movable medical equipment. In addition, the Company sells disposable supplies related to the equipment it rents. The Company is able to maintain high utilization of its rental equipment through pooling and redeploying its equipment among a diverse customer base and adjusting pricing on a customer by customer basis to compensate for varying utilization levels.

     The Company believes that its equipment rental and outsourcing programs are more cost effective for health care providers than the purchase or lease of movable medical equipment for the following reasons:

     - Increase Equipment Utilization Rates. Health care providers' movable medical equipment needs fluctuate on a daily basis due to varying patient census levels and severity of illness and condition. Therefore, a health care provider's equipment utilization will vary for a given fixed level of equipment. By utilizing the Company's rental programs, health care providers can increase the utilization rates of their medical equipment which allows them to reduce capital expenditures and related costs. Furthermore, the Company's rental programs, especially its Pay-Per-Use program, allow customers to more effectively match the costs of variable equipment use with actual patient charges.

     - Outsource Support Services. The Company's full range of support services are included in its rental fee and the Company believes it can often provide these support services at a lower cost than customers can themselves. Accordingly, health care providers can reduce the substantial operating costs associated with equipment ownership or lease.

     - Minimize Equipment Obsolescence Risk. Health care providers can effectively eliminate the risk of equipment obsolescence through the Company's short-term rental and Pay-Per-Use programs. The risk of obsolescence to the Company is reduced because the Company can maintain high utilization of its equipment.

     The Company owns a rental pool of over 56,000 pieces of movable medical equipment in four primary categories: critical care, monitoring, respiratory therapy and newborn care. The Company, which is one of only two national providers of movable medical equipment rental and outsourcing programs, currently operates through 46 district offices and eight regional service centers, serving customers in 46 states and the District of Columbia.

MARKET OVERVIEW

     The United States health care system includes approximately 5,200 hospitals and a variety of other alternate care providers such as home care providers, nursing homes, surgicenters, subacute care facilities and outpatient centers. These health care providers spend a substantial sum on obtaining capital equipment, including movable medical equipment. Although health care providers have a number of options in obtaining this equipment, including purchase, lease and rental they have historically favored the purchase option in meeting a substantial portion of their movable medical equipment needs.

     The Company believes that a variety of trends favor rental as an alternative to purchase or lease:

     - Substantial Cost Containment Pressures. The cost containment pressures under which hospitals and alternate care providers operate have increased greatly during the past decade as a result of federal regulations that have significantly affected the extent of reimbursement under Medicare's prospective payment system, and the Company believes that these pressures will continue to intensify. In addition, the Company believes that other third party payors of medical expenses have followed or will follow the federal government in limiting reimbursement for medical equipment costs. These would include, but are not limited to, preferred provider arrangements, discounted fee arrangements and capitated (fixed patient care reimbursement) managed care arrangements.

     - Reduction in the Average Length of Hospital Stays. Over the last 5 years the average length of hospital stays has continuously shortened. This reduction has resulted from implementation of the prospective payment system, an increase in capitated managed care and preferred provider arrangements and an increase in the amount of care provided outside of the hospital setting. These factors, together with routine fluctuations in hospital occupancy, have placed increasing pressures on hospitals to reduce equipment costs and maximize utilization of medical equipment. Management estimates that utilization rates of movable medical equipment purchased by hospitals averages between 45% and 68% based on over 300 studies conducted by the Company and/or these hospitals.

     - Continued Growth in the Alternate Care Market. Patient care being provided by alternate care providers such as home care providers, nursing homes, surgicenters, subacute care facilities and outpatient centers has grown dramatically in response to health care cost containment pressures, changes in reimbursement programs and the reduction in the average length of hospital stays. Given the Company's nationwide network, it is able to provide rental and outsourcing programs wherever movable medical equipment is being used whether in a hospital or alternate care setting. In addition, alternate care providers are facing the same cost containment pressures and changing reimbursement programs as hospitals and have the same incentive to manage their medical equipment costs more efficiently.

     As a result of these trends, health care providers are becoming more sophisticated in their medical equipment procurement decisions. Health care providers increasingly are seeking ways to reduce costs and to manage equipment inventories at optimum utilization levels in order to maximize operating margins. The Company believes that such analyses often show that its rental programs and AMP outsourcing arrangements increase equipment utilization rates, reduce operating costs by allowing for the outsourcing of support services and minimize equipment obsolescence risk.

COMPANY STRENGTHS

     The Company attributes its historical success and its significant opportunities for continued growth and increased profitability to the following strengths:

SUPERIOR SERVICE AND STRONG CUSTOMER RELATIONSHIPS. The Company distinguishes itself by being a leading service company rather than solely an equipment rental provider and competes on the basis of the value-added, full-service features of its rental programs in addition to price. The Company's support services include 24-hour-a-day, 365-day-a-year delivery of "patient ready" equipment, technical support, training in equipment use, quality assurance services, regular inspections and maintenance of all equipment rented from the Company. As a result of its focus on service, the Company enjoys strong customer relationships, as evidenced by the fact that 85 of the Company's 100 largest customers as of January 1, 1992 are still customers.

NATIONAL NETWORK. The Company is one of only two national providers of a broad range of movable medical equipment rental and outsourcing programs. The Company's national network of 46 district offices and eight regional service centers serves hospital and alternate care customers in 46 states and the District of Columbia. This broad network allows the Company to meet the equipment rental and service needs of independent health care facilities, national and regional health care chains and group purchasing organizations. The Company's national network also enables it to efficiently redeploy equipment throughout its system in order to maintain high levels of equipment utilization and customer service.

SOPHISTICATED USE OF INFORMATION TECHNOLOGY. Through its commitment to information technology, the Company has developed proprietary systems designed to enhance the Company's and its customers' operating efficiencies. The Company maintains a complete service history of all rental equipment, including data on length of placement, transfers, modifications, repairs, maintenance and inspections which is used to monitor and schedule preventive maintenance and safety testing programs as well as to maximize equipment utilization. In addition, the Company's systems provide information that helps customers meet their equipment documentation needs under applicable industry standards and regulations. The Company also offers its customers software that allows a health care provider to track location, utilization and availability of all equipment rented, owned or leased by that health care provider. These proprietary systems were designed by the Company's MIS staff which continues to upgrade these systems and develop new applications.

DEPTH AND BREADTH OF EQUIPMENT RENTAL POOL; PURCHASING POWER. The Company owns a rental pool of over 56,000 pieces of movable medical equipment in four primary categories: critical care, monitoring, respiratory therapy and newborn care. The Company's diversified equipment rental pool includes equipment purchased from over 50 suppliers in 1997 and enables the Company to offer its customers numerous models from different manufacturers within each primary equipment category. The breadth of its product offerings provides the Company with a competitive strength compared to manufacturers and regional equipment rental firms that may offer a limited range of models within an equipment category. In addition, the amount of the Company's annual equipment purchases enables it to obtain favorable pricing terms from many equipment vendors. As of December 31, 1997, approximately 60% of the Company's rental pool (valued at original cost) was purchased within the last four years. The Company generally purchases only new equipment for its rental pool.

EXPERIENCED AND COMMITTED MANAGEMENT TEAM. As part of the Recapitalization, the Company installed a new senior management team comprised of existing senior operating managers who have an average of 20 years of experience with the Company. This team, led by David E. Dovenberg, the Company's previous CFO who became President and CEO, intends to refocus and expand the Company's growth strategy. The Management Investors retained 100% of their shares and options in the Company which, after the Recapitalization and together with the Management Investors' new investments, represent approximately 20% of the capital stock of the Company on a fully diluted basis.

ATTRACTIVE RETURN ON RENTAL POOL. The Company's pricing strategy is designed to generate a pay-back period which is substantially shorter than the useful life of a particular piece of equipment. The Company calculates its rental rates to recoup the equipment's purchase price generally within 16 to 18 months. Excluding related service and support costs, the Company achieves a two year pay-back period on the original purchase price of the entire rental pool. In contrast, the average useful life of the equipment in the rental pool has historically been 8.3 years.

LARGE AND DIVERSIFIED CUSTOMER BASE. The Company provides movable medical equipment to over 1,670 hospitals and over 1,190 alternate care providers including home care providers, nursing homes, surgicenters, subacute care facilities and outpatient centers throughout the United States. In 1997, the Company's top ten customers accounted for less than 14% of total revenues.

GROWTH STRATEGY

     The Company believes that continuing trends toward an aging population, increased life expectancy and managed care will provide significant growth opportunities in both hospital and alternate care settings. The Company's strategy is to achieve continued growth by: (i) increasing business with existing customers; (ii) providing comprehensive equipment management programs;
(iii) developing business with new customers; (iv) establishing new district offices; (v) pursuing strategic alliances; and (vi) pursuing strategic acquisitions.

INCREASE BUSINESS WITH EXISTING CUSTOMERS. The Company seeks to increase the amount of business it conducts with existing customers by providing additional equipment to these customers and reaching additional departments within its existing hospital customer base. Because these customers are familiar with the Company's programs and their benefits, the Company believes that its existing customer base represents a significant expansion opportunity. The Company generates an average monthly rental revenue per customer census bed (i.e., occupied bed) of approximately $19. However, the Company's two largest district offices generate an average monthly rental revenue per customer census bed of approximately $76.

PROVIDE COMPREHENSIVE EQUIPMENT MANAGEMENT PROGRAMS. The Company offers a total equipment management outsourcing program called Asset Management Partnership, or AMP. Through this program, the Company provides, maintains, manages and tracks substantially all, or a significant portion of, a customer's movable medical equipment. The AMP program allows health care providers to control capital spending and certain operating costs through outsourcing and improved utilization. The Company plans to increase conversions of existing customers into the AMP program as well as promote the AMP program to a target list of potential customers. As of December 31, 1997, the Company had 15 AMP accounts, ten of which the Company has added since January 1, 1996. The average monthly rental revenue at these ten accounts has increased 122% after conversion to AMP accounts.

DEVELOP BUSINESS WITH NEW CUSTOMERS. The Company plans to further penetrate the hospital and alternate care markets by establishing new customer relationships either individually or through group purchasing organizations. To date, the Company has signed agreements with several independent group purchasing organizations, including Premier, the nation's largest health care alliance enterprise, which give the Company preferred supplier status to over 2,100 hospitals in its existing markets. The Company also plans to expand business with alternate care providers which increased to 16% of rental revenue for 1997 from 4% in 1992.

ESTABLISH NEW DISTRICT OFFICES. In order to expand its geographic coverage, the Company plans to establish two new district offices in 1998 and three to four new district offices in each of the subsequent several years. In choosing locations for its district offices, the Company considers the nature and size of the potential customer market, customer concentration within the market, demographics and vendor relationships. While the major metropolitan areas will remain a primary focus for expansion, regional clusters of hospitals are also expected to provide attractive expansion opportunities.

PURSUE STRATEGIC ALLIANCES. The Company intends to pursue strategic alliances with major manufacturers of movable medical equipment. The nature of these alliances could include joint marketing arrangements and/or revenue sharing agreements whereby the Company's rental programs and services would be marketed by the manufacturer's sales distribution network. Under these agreements, such manufacturers would not offer the rental programs and services of any other company.

PURSUE STRATEGIC ACQUISITIONS. The Company plans to pursue strategic acquisitions that will increase its market share in existing markets, enable the Company to more quickly penetrate new markets and/or improve the Company's overall operating efficiencies. In August 1996, the Company acquired BERS which had revenues of approximately $5.7 million in 1996. The acquisition of BERS greatly expanded the Company's market share and service capabilities in several Southeastern markets.

EQUIPMENT MANAGEMENT PROGRAMS

DESCRIPTION

     Rental Programs. The Company's primary equipment rental program is its Pay-Per-Use program whereby customers are able to obtain equipment when they need it and pay for equipment only when it is used. Customers may also obtain equipment through daily, weekly or monthly rental programs. When the Company's customers request a piece of equipment, the Company provides the equipment in "patient-ready" condition. Upon delivery, each piece of rented equipment is logged into the Company's tracking system as being placed with the particular customer. The Company provides the customer with information as to per-use or other rental rates at or prior to delivery of the equipment, and these rates are generally effective for a three month period. The Company generally does not use written agreements with its customers but emphasizes continuous contact and shared information with each customer. Under the Company's Pay-Per-Use program, the customer is responsible for keeping a record of each equipment use and reporting the use to the Company on a monthly basis. Many customers report equipment utilization in conjunction with their patient billing procedures. The Company bills each customer monthly based on this reported usage. The customer is under no obligation to use the equipment and may request that the Company remove the equipment at any time. Correspondingly, the Company may remove equipment or raise the per-use rental fee if it is under-utilized.

     Outsourcing Programs. The scope of the Company's relationship with some of its largest customers has evolved into the AMP program. Through this program, the Company provides, maintains, manages and tracks substantially all, or a significant portion of, a customer's movable medical equipment within the customer's facility or organization. One or more of the Company's employees are located on site at the customer's facility to coordinate the equipment management program and record equipment use. Contracts are typically three to five years in length and equipment rental rates are generally guaranteed for three years based on target equipment utilization levels. These rental rates reflect all of the costs related to the additional services provided as part of the AMP program and are adjusted to reflect actual equipment utilization levels. The Company's AMP program enables health care providers to have access to all appropriate medical equipment available when it is needed, while controlling their costs through improved utilization and efficiency.

ATTRIBUTES

     Full Service. The Company emphasizes the full-service features of its equipment rental and outsourcing programs. The Company's equipment rental fee includes 24-hour-a-day, 365-day-a-year delivery of "patient ready" equipment, technical support, training in equipment use, quality assurance services, regular inspections and maintenance of all equipment rented from the Company. The Company maintains a total service history of any rented equipment, which includes inspection, repair and modification activities for the entire life of the unit. The Company also offers an optional software package that allows a particular customer to track location, utilization and availability of all equipment rented, owned or leased by that customer. Together, these services allow health care providers to eliminate many of the major overhead costs associated with the ownership or lease of medical equipment.

     Customer Responsiveness. The Company's operational structure is designed to enable it to respond quickly to a customer's needs. Through its district offices, the Company maintains both a local and system-wide inventory network which is designed to assure access to a broad range of medical equipment. The Company's district offices are typically located close enough to the customers they serve to allow equipment to be delivered and ready for use generally within two hours of a request.

     Management of Equipment Utilization. The Company seeks to allocate its pool of rental equipment efficiently among its customers by continually monitoring customers' equipment utilization levels. The Company reviews customer utilization routinely and, depending on utilization level, may adjust the rental fee or redeploy the equipment. This system benefits customers by permitting them to obtain a lower per-use rental fee in the event of higher utilization efficiency and benefits the Company as it attempts to maximize the utilization of the equipment in its inventory. See "-- Operations -- Pricing."

     Diverse Equipment Selection. The Company generally purchases new equipment which it believes to be state-of-the-art from manufacturers with a reputation for quality, product support and innovation. The Company purchases from a number of different manufacturers to address its customers' diverse needs with a special emphasis on equipment which lowers patient care costs while improving quality of care and treatment outcomes. See "-- Operations -- Equipment Inventory."

OPERATIONS

     Pricing. The Company's rental and AMP program pricing strategy is designed to generate a pay-back period that is substantially shorter than the useful life of a particular piece of equipment. The Company seeks to set its rental rates to recoup the equipment's purchase price generally within 16 to 18 months. On a customer-specific basis, the Company then develops a rental rate for a given piece of equipment which takes into consideration the customer's needs with respect to equipment type, assumed equipment utilization, length of placement, frequency and extent of support service and volume of business. As a customer's utilization rate increases, the Company may adjust the rental fee, which benefits the customer by permitting them to obtain a lower rental fee and benefits the Company as it attempts to maximize the utilization of the equipment inventory. The rental rate is designed not only to recoup costs but also to provide the Company a targeted financial return on its investment for the particular category of equipment. Service requirements and rental rates are generally reviewed on a quarterly basis and rates may be adjusted as the customer's service needs or utilization levels vary from expected levels. This evaluation process enables the Company to continuously monitor actual revenues as compared to targeted return objectives.

     Equipment Inventory. The Company purchases movable medical equipment in the areas of critical care, monitoring, respiratory therapy and newborn care. Equipment acquisitions may be made to expand the Company's pool of existing equipment or to add new equipment technologies to the Company's existing rental pool. The Company considers historical utilization levels, customer demand, life cycle phase of the equipment and vendor relationships before acquiring such equipment in order to avoid speculative purchases. In the case of new technologies, the Company has established a product evaluation committee to consider new technologies as they become available. This evaluation process for new products involves many of the review criteria set forth above as well as an overall evaluation of the potential market demand for the new product.

     In making equipment purchases, the Company considers the following factors: equipment mobility, anticipated utilization level, service intensiveness and anticipated obsolescence. Of additional consideration is the relative safety of and the risks associated with such equipment.

     The Company seeks to maximize the useful life of its equipment by renting its older equipment inventory at lower rental rates or bundling such older equipment with newer equipment in rental programs with price incentives to the customer. Equipment which is no longer required or desired is either sold, primarily to non-hospital purchasers, utilized for spare parts or sold for scrap value.

     As of December 31, 1997, the Company owned over 56,000 pieces of equipment available for use by its customers. The cost of each category of equipment in the Company's rental pool relative to the entire pool as of December 31, 1997 was: critical care, 68%; monitoring, 22%; respiratory therapy, 8%; and newborn care, 2%. The following is a list of the principal types of medical equipment available to the Company's customers by category:

CRITICAL CARE                         MONITORING                         RESPIRATORY THERAPY
Alternating Pressure/Flotation        Adult Monitors                     Aerosol Tents
  Devices                             Anesthetic Agent Monitors          Nebulizers
Ambulatory Infusion Pumps             Apnea Monitors                     Oximeters
Anesthesia Machines                   Blood Pressure Monitors            Oxygen Concentrators
Bazooka(R) Portable Specialty Beds    Cardiac Care Systems               Adult Ventilators
Blood/Fluid Warmers                   Electrocardiographs                Pediatric Ventilators
Cold Therapy Units                    End Tidal CO(2) Monitors           Portable Ventilators
Continuous Passive Motion   (CPM)     Fetal Monitors                     NEWBORN CARE
Devices                               Intensive Care Systems             Incubators
Controllers, Infusion                 Neonatal Monitors                  Infant Warmers
Defibrillators                        Oximeters                          Phototherapy Devices
Electrosurgical Generators            PO(2)/CO(2) Monitors
Heat Therapy Units                    Recorders and Printers
Hyper-Hypothermia Units               Step-Down Telemetry Systems
Infusion Pumps                        Surgical Monitors
Minimal Invasive Surgical Equipment   Telemetry Monitors
Patient Controlled Analgesia (PCA)    Urine Output/Temperature Monitors
Sequential Compression Devices (SCD)  Vital Signs Monitors
Suction Devices
Syringe Pumps
Ultrasonic Aspirators
Volumetric Infusion Pumps
Wheel Chairs

     The Company currently acquires substantially all of its medical equipment from approximately 50 suppliers. The Company's five largest suppliers of movable medical equipment, which supplied approximately 70% of the Company's direct movable medical equipment purchases for 1997, are: Nellcor Puritan Bennett Inc., Alaris Medical Systems Inc., The Kendall Company, Abbott Laboratories, Inc. and Baxter Healthcare Corporation. Although the identity of the top ten suppliers remains relatively constant from year to year, the relative ranking of suppliers within this group may vary over time. The Company believes that alternative sources of medical equipment are available to the Company should they be needed.

     The Company seeks to ensure availability of equipment at favorable prices. Although the Company does not generally enter into long-term fixed price contracts with suppliers of its equipment, the Company may receive price discounts related to the volume of its purchases. In order to receive strong vendor support throughout the geographic areas in which it does business, the Company seeks to structure its equipment purchases to ensure credit to local representatives of those vendors. The purchase price for equipment generally ranges from $1,000 to $25,000, with some complete monitoring systems costing more than $1.0 million.

     Information Technology. The Company tracks the history of each piece of equipment in its inventory on an IBM AS/400 centralized computer system located at its corporate headquarters. This system provides immediate access to historical equipment information by the use of remote terminals located in the corporate headquarters and in each of the Company's district offices and regional service centers. Data on length of placement, transfers, modifications, repairs, maintenance and inspections are kept for the life of the equipment and is used extensively for the establishment of preventive maintenance and safety testing programs and the improvement of equipment performance. The Company also tracks utilization for each piece of equipment which helps it to maximize utilization of all the equipment in its rental pool.

     Information as to a customer's rental equipment is also provided to the customer through the Company's Rental Equipment Documentation System ("REDS") and the Operator Error Identification System ("OEIS"). REDS and OEIS help the customer to meet its equipment documentation needs under applicable standards and regulations. In addition, REDS helps the customer track the utilization levels of each piece of equipment. Keeping utilization records helps the Company maximize the utilization of all equipment in its inventory. The Company also offers an optional software package that allows a particular customer to track location, utilization and availability of all equipment rented, owned or leased by that customer.

SALE OF DISPOSABLE PRODUCTS

     In order to serve its customers fully, the Company sells disposable medical supplies used in conjunction with the medical equipment it rents. Examples of such disposable items include tubing and cassettes for infusion devices. The Company believes that customers purchase disposables from the Company due to the convenience of obtaining equipment and related supplies from one source and the anticipated cost-savings resulting from acquiring disposables only on an as-needed basis. The Company currently acquires substantially all of its rental-related medical disposables from approximately 55 suppliers. The five largest current suppliers of disposables to the Company in 1997, accounting for over 73% of the Company's disposable purchases for 1997 are: The Kendall Company; Graseby, Inc.; Gaymar Industries, Inc.; Alaris Medical Systems, Inc.; and Senecare Enterprises, Inc. The Company believes that alternative purchasing sources of most disposable medical supplies are available to the Company, if necessary.

MAINTENANCE

     The Company provides all necessary repairs and maintenance of its equipment and maintains control over the functional testing and safety of all equipment through its technical staff. Prior to placing equipment with a customer, the Company applies testing standards designed to ensure the safety of all such equipment. The Company conducts regular inspections of the equipment either at one of the Company's district offices or regional service centers, or on-site at the customer. In order to assist customers in meeting their equipment documentation needs for purposes of applicable standards or regulations, the Company maintains a complete record of all inspections, maintenance and repairs on its REDS computer program. See "-- Operations -- Information Technology" and "-- Regulation of Medical Equipment."

     The Company's equipment is generally initially covered by manufacturers' warranties, which typically warrant repairs for a period of three to twelve months from the date of purchase. Because the Company employs manufacturer-trained personnel for the technical support of its equipment, a significant portion of repair and maintenance of the Company's equipment is conducted by the Company's employees.

MARKETING

     The Company markets its rental and equipment management programs primarily through its direct sales force, which consisted of 67 promotional sales representatives as of December 31, 1997. In its marketing efforts, the Company primarily targets key decision makers, such as materials managers, department heads and directors of purchasing, nursing and central supply, as well as administrators, chief executive officers and chief financial officers. The Company also promotes its programs and services to hospital and alternate care provider groups and associations. The Company develops and provides its direct sales force with a variety of materials designed to support its promotional efforts. The Company also uses direct mail advertising, as well as targeted trade journal advertising to supplement this activity.

     From time to time, the Company has developed specific marketing programs intended to address current market demands. The most significant of such programs include: the "New Realities" program, which demonstrates the economic justification for Pay-Per-Use rentals; the AMP program, which presents hospitals with a total management approach to equipment needs; REDS, which responds to the equipment documentation and tracking needs of health care providers as a result of standards set by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") and the Safe Medical Devices Act of 1990 ("SMDA"); and OEIS, which responds to JCAHO requirements regarding equipment operator training. See "-- Regulation of Medical Equipment."

DISTRICT OFFICES NETWORK

     The Company currently operates through 46 district offices, serving customers in 46 states and the District of Columbia. District offices are typically staffed by a district manager, one or more promotional sales representatives, an administrative assistant and delivery and service personnel to support customers' needs and district operations. District offices are responsible for marketing, billing and collection efforts, equipment delivery, customer training, equipment inspection, maintenance and repair work. Complementing the district offices are eight regional service centers, which provide more sophisticated maintenance and repair on equipment. The following table shows each district office location and the year it opened:

             OFFICE                YEAR OPENED                    OFFICE                YEAR OPENED
             ------                -----------                    ------                -----------
Minneapolis, MN..................     1941           Seattle, WA......................     1989
Omaha, NE........................     1972           New Orleans, LA..................     1990
Bismarck, ND.....................     1973           Charlotte, NC....................     1990
Fargo, ND........................     1974           Detroit, MI......................     1990
Marquette, MI....................     1975           Anaheim, CA......................     1990
Madison, WI......................     1975           Phoenix, AZ......................     1990
Duluth, MN.......................     1978           Pittsburgh, PA...................     1990
Kansas City, MO..................     1978           Cincinnati, OH...................     1992
Sioux Falls, SD..................     1978           Pasadena, CA.....................     1992
Milwaukee, WI....................     1980           Memphis, TN......................     1992
Dallas, TX.......................     1981           Houston, TX......................     1993
San Antonio, TX..................     1982           Wichita, KS......................     1993
Atlanta, GA......................     1983           Rochester, NY....................     1993
St. Louis, MO....................     1983           New York, NY.....................     1994
Tampa, FL........................     1984           San Diego, CA....................     1994
Cleveland, OH....................     1985           Richmond, VA.....................     1994
Iowa City, IA....................     1985           Denver, CO.......................     1995
Chicago, IL......................     1986           Indianapolis, IN.................     1995
Boston, MA.......................     1986           Jacksonville, FL.................     1995
Philadelphia, PA.................     1986           Sacramento, CA...................     1995
Ft. Lauderdale, FL...............     1987           Portland, OR.....................     1996
Baltimore, MD....................     1988           Knoxville, TN....................     1996
San Francisco, CA................     1989           Raleigh, NC......................     1996

REGULATION OF MEDICAL EQUIPMENT

     The Company's customers are subject to documentation and safety reporting standards with respect to the medical equipment they use, as established by the following organizations and laws: JCAHO; the Association for Advancement of Medical Instrumentation; and the SMDA. Some states and municipalities also have similar regulations. The Company's REDS and OEIS programs are specifically designed to help customers meet their documentation and reporting needs under such standards and laws. The Company also monitors changes in law and accommodates the needs of customers by providing specific product information and manufacturers' addresses and contacts to these customers upon their request. Manufacturers of the Company's medical equipment are subject to regulation by agencies and organizations such as the Food and Drug Administration ("FDA"), Underwriters Laboratories, the National Fire Protection Association and the Canadian Standards Association. The Company believes that all medical equipment it rents conforms to these regulations.

     The SMDA expanded the FDA's authority to regulate medical devices. The SMDA requires manufacturers, distributors and end-users to report information which "reasonably suggests" the probability that a medical device caused or contributed to the death, serious injury or serious illness of a patient. The Company works with its customers to assist them in meeting their reporting obligations under the SMDA. Although the Company does not believe that it is subject to the SMDA or its reporting requirements, it is possible that the Company may be deemed to be a "distributor" of medical equipment under the SMDA and would then be subject to the reporting obligations and related liabilities thereunder.

     An additional equipment tracking regulation was added to the SMDA on August 29, 1993 which requires the Company to provide information to the manufacturer regarding the permanent disposal of medical rental equipment and notification of any change in ownership of certain categories of devices. The Company's medical tracking systems have been reviewed by the FDA and found to be in substantial compliance with these regulations.

THIRD PARTY REIMBURSEMENT

     The Company's business may be significantly affected by, and the success of its growth strategies depends on, the availability and nature of reimbursements to hospitals and other health care providers for their medical equipment costs under federal programs such as Medicare, and by other third party payors. Under its prospective payment system adopted in 1983 and later modified in 1991, the HCFA, which determines Medicare reimbursement levels, reimburses hospitals for medical treatment at fixed rates according to diagnostic related groups without regard to actual cost. Under this system of reimbursement, Medicare-related equipment costs are reimbursed in a single, fixed-rate, per-discharge reimbursement. This system, and subsequent modifications, is being phased in over a 10 year period. As a result of the prospective payment system, the manner in which hospitals incur equipment costs (whether through purchase, lease or rental) does not impact the extent of hospitals' reimbursement. Since the Medicare system, to an increasing extent, reimburses health care providers at fixed rates unrelated to actual equipment costs, hospitals have an incentive to manage their capital related costs more efficiently and effectively. The Company believes that hospitals will continue to benefit from cost-containment and cost-efficiency measures, such as converting existing fixed equipment costs to variable costs through rental and equipment management programs.

     Hospitals and alternate care providers are also facing increased cost containment pressures from public and private insurers and other managed care providers, such as health maintenance organizations, preferred provider organizations and managed fee-for-service plans, as these organizations attempt to reduce the cost and utilization of health care services. The Company believes that these payors have followed or will follow the federal government in limiting reimbursement for medical equipment costs through preferred provider contracts, discounted fee arrangements and capitated (fixed patient care reimbursement) managed care arrangements. In addition to promoting managed care plans, employers are increasingly self funding their benefit programs and shifting costs to employees through increased deductibles, copayments and employee contributions. The Company believes that these cost reduction efforts will place additional pressures on health care providers' operating margins and will encourage efficient equipment management practices, such as use of the Company's Pay-Per-Use rental and AMP programs.

     There are widespread efforts to control health care costs in the United States and abroad. As an example, the Balanced Budget Act of 1997 significantly reduces the growth in federal spending on Medicare and Medicaid over the next five years by reducing annual payment updates to hospitals, changing payment systems for both skilled nursing facilities and home health care services from cost-based to prospective payment systems, eliminating annual payment updates for durable medical equipment, and allowing states greater flexibility in controlling Medicaid costs at the state level. Until the HCFA issues regulations implementing this legislation in 1998, the Company cannot reliably predict the timing of or the exact effect which these initiatives could have on the pricing and profitability of, or demand for, the Company's products. The Company also believes it is likely that the efforts by governmental and private payors to contain costs through managed care and other efforts and to reform health systems will continue in the future. There can be no assurance that current or future initiatives will not have a material adverse effect on the Company's business, financial condition or results of operations.

LIABILITY AND INSURANCE

     Although the Company does not manufacture any medical equipment, the Company's business entails the risk of claims related to the rental and sale of medical equipment. In addition, the Company's servicing and repair activity with respect to its rental equipment and its instruction of hospital employees with respect to the equipment's use are additional sources of potential claims. The Company has not suffered a material loss due to a claim; however, any such claim, if made, could have a material adverse effect on the Company's business, financial condition or results of operations. The Company maintains general liability coverage, including product liability insurance and excess liability coverage. Both policies are subject to annual renewal. The Company believes that its current insurance coverage is adequate. There is no assurance, however, that claims exceeding such coverage will not be made or that the Company will be able to continue to obtain liability insurance at acceptable levels of cost and coverage.

COMPETITION

     The Company believes that the strongest competition to its rental and outsourcing programs is the purchase alternative for obtaining movable medical equipment. Currently, many hospitals and alternate care providers view rental primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term alternative to purchase. Although the Company believes that it can demonstrate the cost-effectiveness of renting medical equipment on a long-term per-use basis, the Company believes that many health care providers will continue to purchase a substantial portion of their movable medical equipment.

     The Company has one principal competitor in the medical equipment rental business: Mediq/PRN, a subsidiary of MEDIQ, based in Pennsauken, New Jersey. Other competition consists of smaller regional companies and some medical equipment manufacturers and dealers who rent equipment to augment their medical equipment sales. The Company believes that it can effectively compete with any of these entities in the geographic regions in which both the Company and these entities operate.

SERVICE MARKS AND TRADE NAMES

     The Company uses the "UHS" and "Universal Hospital Services" names as trade names and as service marks in connection with the Company's rental of medical equipment. The Company has registered these and other marks as service marks with the United States Patent and Trademark Office.

EMPLOYEES

     The Company had 384 employees as of December 31, 1996. Following announcement of the Company's agreement to merge with MEDIQ on February 10, 1997, the Company experienced a gradual loss of employees, primarily among promotional and corporate personnel. In early August 1997 the Company had 337 employees. As of December 31, 1997, the Company had 362 employees, including 326 full-time and 36 part-time employees. Of such employees, 67 are promotional sales representatives, 36 are technical support personnel, 61 are employed in the areas of corporate and marketing and 198 are Company district office support personnel.

     None of the Company's employees is covered by a collective bargaining agreement, and the Company has experienced no work stoppages to date. The Company believes that its relations with its employees are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the names, ages and positions of the persons who serve as directors and executive officers of the Company.

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
David E. Dovenberg........................  53     Director, President and Chief Executive
                                                   Officer
Jerry D. Horn.............................  60     Director
Steven G. Segal...........................  37     Director
Edward D. Yun.............................  31     Director
Robert H. Braun...........................  46     Vice President, Customer Service and
                                                   Sales --   West
Gary L. Preston...........................  55     Vice President, Customer Service and
                                                   Sales --   East
Randy C. Engen............................  41     Vice President, Business Development
Gerald L. Brandt..........................  48     Vice President, Finance and Chief
                                                   Financial   Officer
Michael R. Johnson........................  39     Vice President, Administrative Services

     David E. Dovenberg joined the Company in 1988 as Vice President, Finance and Chief Financial Officer. Prior to joining the Company, he had been with The Prudential Insurance Company of America since 1969. From 1979 to 1988, he was a regional Vice President in the area of corporate investments in private placements for Prudential Capital Corporation. Mr. Dovenberg is a member of the Healthcare Financial Management Association and the Financial Executives Institute. He is also a member of several Boards of Directors: Lund International Holdings, Inc., a publicly traded manufacturer of appearance accessories for light trucks, sport utility vehicles and vans; the Minnesota Chapter of the United Ostomy Association and the Hennepin County Unit of the American Cancer Society.

     Jerry D. Horn is Chairman of the Board of General Nutrition Companies, Inc., a 3,000-store vitamin and nutritional supplement retail chain operating under the GNC name. He has served in this capacity since October 1991, and prior to that, was President and Chief Executive Officer since 1985. Mr. Horn is also Chairman of the Board of Cinnabon, Inc. and Central Tractor Farm & Country, Inc., a director of Chevys, Inc. and a Managing Director of Childs Associates.

     Steven G. Segal is Senior Managing Director of Childs Associates and has been at Childs Associates since July 1995. Prior to that time, he was an executive at Thomas H. Lee Company from August 1987, most recently holding the position of Managing Director. He is a director of Central Tractor Farm & Country, Inc., Empire Kosher Poultry, Inc., Jillian's Entertainment Holdings, Inc., International DiverseFoods, Inc., Big V Supermarkets, Inc., Cinnabon, Inc. and Fitz and Floyd, Inc.

     Edward D. Yun is a Vice President of Childs Associates and has been at Childs Associates since September 1996. From August 1994 until September 1996 he was an Associate at DLJ Merchant Banking, Inc. He is a director of International DiverseFoods, Inc.

     Robert H. Braun joined the Company in 1975. He has held many positions within the Company, culminating in a promotion to Director of Rental and Sales, West, in 1996. Mr. Braun is responsible for three rental and sales divisions encompassing twenty-two district offices in the western half of the United States.

     Gary L. Preston joined the Company in 1964. He has served as Divisional Manager, Central, since 1990, and has been responsible for seven midwestern district offices. Mr. Preston held many prior positions with the Company, including serving for thirteen years as District Manager for the company's largest district office.

     Randy C. Engen joined the Company in 1979. Since then he has held multiple sales management roles including Account, District and Divisional Manager positions. Throughout his tenure with the Company, Mr. Engen has managed the Company's Madison, Wisconsin district office, the Company's second largest.

     Gerald L. Brandt, C.P.A. joined the Company in 1978 as Manager of Accounting, and was promoted to Director of Finance and Accounting in 1994. Prior to joining the Company, Mr. Brandt was Vehicle Accounting Manager for National Car Rental from 1976 to 1978. From 1974 to 1976, he was an Auditor with Deloitte, Haskins and Sells. He is a member of the Minnesota State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     Michael R. Johnson joined the Company in 1978. He has served as Director, Human Resources/Administration since 1990. Prior to that, Mr. Johnson had been an Instructor in the Training and

Development Department, followed by a promotion to Training Manager in 1984 and to Human Resources Manager in 1989.

EXECUTIVE COMPENSATION
     Other than David E. Dovenberg, the Company's current CEO, none of the Company's other current executive officers served as executive officers during the last three fiscal years. The following table sets forth information for the years indicated concerning the compensation awarded to, earned by or paid to the persons who served as chief executive officer of the Company during the Company's last three fiscal years, and Mr. Dovenberg (collectively, the "Named Executive Officers"), for services rendered in all capacities to the Company during such periods.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                               ANNUAL COMPENSATION(A)                AWARDS
                                     ------------------------------------------   ------------
                                                                     AWARDS         PAYOUTS      ALL OTHER
                                                                  -------------   ------------    COMPEN-
             NAME AND                        SALARY     BONUS     STOCK OPTIONS       LTIP        SATION
        PRINCIPAL POSITION           YEAR     ($)        ($)        (SHARES)        PAYOUTS       ($)(B)
        ------------------           ----   --------   --------   -------------   ------------   ---------
David E. Dovenberg.................  1997   159,444     21,839            0          22,304        4,500
President and Chief Executive
Officer                              1996   170,631     5,904        10,740          23,306        4,500
                                     1995   169,574     28,881       11,200               0        4,500
Thomas A. Minner...................  1997   241,028     49,530            0          71,413        4,500
Former Chief Executive Officer       1996   268,248     14,177       21,480          72,548        4,500
                                     1995   271,476     69,353       22,400               0        4,500

---------------
(a) The amounts shown in Annual Compensation for 1997, 1996 and 1995 reflect salary, bonus and other annual compensation awarded to, earned by or paid to the persons listed for services rendered to the Company and its subsidiaries. The Company had a bonus plan (the "Executive Bonus Plan") in which executives participated. Such bonuses were paid shortly after the end of such fiscal year.

(b) The amounts shown in this column represent contributions by the company for the named executive officer to the Universal Hospital Services, Inc. Long-Term Savings Plan for the fiscal year indicated.

The Executive Bonus Plan provided for payment of cash compensation upon the achievement of predetermined corporate and/or business unit and individual performance goals during the calendar year.

     The following table reflects awards made under the Company's Long-Term Incentive Plan (the "LTIP") described above during the fiscal year ended December 31, 1997 to the executive officers named in the Summary Compensation Table above. Any payments earned and made under the LTIP are reported in the Summary Compensation Table in the year paid. The LTIP was terminated on February 25, 1998, with pro-rated payments to be made in April 1998. The total amount to be paid out is $75,600, including $10,630 to Mr. Dovenberg and $32,144 to Mr. Minner.

    LONG-TERM INCENTIVE PLANS -- AWARDS DURING YEAR ENDED DECEMBER 31, 1997

                                                              NUMBER OF
                            NAME                              UNITS(1)
                            ----                              ---------
David E. Dovenberg..........................................    47,822
Thomas A. Minner............................................   144,611

---------------
(1) Each unit represents one dollar of a targeted cash payment to be made upon achievement of certain cumulative performance goals over a three-year period. Performance goals are based on target levels of pre-tax income and rental revenues, and the payouts are adjusted pursuant to a formula which adjusts for performance against the target goals.

EMPLOYEE PENSION PLAN

     The following table sets forth various estimated maximum annual pension benefits under a combination of the Company's qualified non-contributory defined benefit pension plan and non-qualified supplemental pension plan, maintained for certain highly compensated employees (together the "Pension Plans"), on a straight life annuity basis, based upon Social Security benefits now available, assuming retirement at age 65 at various levels of compensation and specified remuneration and years of credited service. Amounts shown are subject to Social Security offset.

     The non-qualified supplemental pension plan was terminated on February 25, 1998 with amounts paid out on March 4, 1998. Total amounts paid out under this plan were $475,659, including payouts to Mr. Dovenberg of $31,240 and Mr. Minner of $290,933.

                                                       YEARS OF CREDITED SERVICE
                                                 -------------------------------------
                 COMPENSATION                      5         10        20        30
                 ------------                    ------    ------    ------    -------
100,000........................................   6,407    12,814    25,628     32,034
125,000........................................   8,407    16,814    33,628     42,034
150,000........................................  10,407    20,814    41,628     52,034
200,000........................................  14,407    28,814    57,628     72,034
300,000........................................  22,407    44,814    89,628    112,034

     A participant's remuneration covered by the Pension Plans is his or her average salary (as reported in the Summary Compensation Table) for the five consecutive plan years in which the employee received his or her highest average compensation. The table does not reflect certain limitations on annual benefits payable imposed by the Internal Revenue Code, because the Company's non-qualified supplemental pension plan provides for the payment of additional benefits so that retiring employees may receive, in the aggregate, the benefits they would have been entitled to receive had such limitations not been imposed. As of December 31, 1997, Mr. Minner and Mr. Dovenberg had 28.0 and 9.7 years of credited service, respectively, under the Pension Plan.

EMPLOYMENT AGREEMENTS

     Pursuant to a letter agreement dated November 25, 1997, (the "Dovenberg Employment Agreement"), David E. Dovenberg, Chief Financial Officer of the Company, agreed to serve as President and Chief Executive Officer of the Company for a term of three years from the consummation of the Recapitalization, subject to earlier termination pursuant to the terms thereof. The Dovenberg Employment Agreement then automatically renews for successive one-year terms unless written notice of termination is given by either party no less than 30 days prior to the renewal date. The Dovenberg Employment Agreement provides that during its initial three year term, Mr. Dovenberg will be a member of the Board of Directors of the Company, will receive an annual base salary of $200,000, subject to annual adjustment based on changes in the consumer price index and Board of Directors review, and will receive a bonus of up to 100% of such annual base salary, based on achievement of certain EBITDA targets. It also provides for Mr. Dovenberg's participation in one or more stock option plans to be adopted by the Company. See "-- Stock Option Plans." Under the Dovenberg Employment Agreement, if Mr. Dovenberg's employment is terminated by the Company without cause or because of death or disability, or by Mr. Dovenberg because the Company has materially breached the Dovenberg Employment Agreement, reduced or reassigned a material portion of Mr. Dovenberg's duties, reduced Mr. Dovenberg's annual base salary (other than in certain specified circumstances), required Mr. Dovenberg to relocate outside the greater Minneapolis, Minnesota area, or if it is not renewed on expiration of its initial three year term or the first one-year renewal term, or because certain other specified events have occurred, the Company will continue to pay Mr. Dovenberg his base salary and provide his benefits for a period of 18 months from the date of termination. Payment or benefits under the Dovenberg Employment Agreement to Mr. Dovenberg within this 18-month period would be offset by the value of compensation from Mr. Dovenberg's subsequent employment during this 18-month period. In addition, the Dovenberg Employment Agreement contains certain confidentiality and noncompetition provisions.

     The Company has entered into employment agreements (each, an "Executive Employment Agreement," and collectively, the "Executive Employment Agreements") with each of Messrs. Brandt, Braun, Johnson, Preston and Engen (each, an "Executive," and collectively, the "Executives"). The Executive Employment Agreements each have a three year term at the end of which the agreements will automatically renew for successive one-year terms unless terminated by either party thereto no less than 30 days prior to the renewal date. Pursuant to the Executive Employment Agreements, from and after the consummation of the Recapitalization, the Executives each receive an annual base salary of $125,000, subject to annual adjustment based on changes in the consumer price index and Board of Directors review, and are eligible to receive a bonus of up to 100% of their respective annual base salaries based on achievement of certain EBITDA targets.

     The Executive Employment Agreements also provide that the Executives are entitled to receive stock options pursuant to one or more stock option plans adopted or to be adopted by the Company. See "Stock Option Plans." Under each Executive Employment Agreement, if an Executive's employment is terminated by the Company by reason of death or disability, the Company would continue to pay the Executive, or the Executive's legal representatives, as the case may be, salary and benefits for a six-month period from the date of termination. If the Executive's employment is terminated by the Company for other than cause or by the Executive for good reason (i.e., a breach by the Company of the Executive's Employment Agreement, certain reductions in salary or duties, required relocation or other specified events), then the Company would pay the Executive a prorated bonus for the fiscal year in which the termination occurred, and would continue to pay the Executive's base salary for a 12-month period from the date of termination. Payments or benefits under the Executive Employment Agreement to the Executive within this 12-month period would be offset by the value of compensation from the Executive's subsequent employment during this 12-month period. If the Executive's employment is terminated for cause or the Executive resigns without good reason, then all rights to payments (other than payments for services previously rendered), and all other benefits otherwise due to the Executive under the Executive Employment Agreement, would cease.

     In addition, the Executive Employment Agreements contain certain confidentiality and noncompetition provisions. Finally, the Executive Employment Agreements provide that the Executives will enter into stockholders' agreements with the other equity investors in the Company governing certain aspects of the relationship among such equity investors and the Company.

STOCK OPTION PLANS

     The Company has adopted a stock option plan pursuant to which selected employees of the Company may generally be granted nonqualified and incentive stock options. In addition, under the plan, Mr. Dovenberg, the executive officers and other key employees of the Company will be granted nonqualified stock options to purchase up to 7.5% of the outstanding Common Stock and Common Stock equivalents of the Company, on a fully diluted basis. Such options granted under the plan can vest in whole or in part within five years from the date they are granted based on the achievement of certain EBITDA targets. If within five years after the closing of the Recapitalization, the original common stock investors to the Recapitalization achieve a certain prescribed realized value on their original investment, then additional options to purchase up to 3.5% of the outstanding Common Stock and Common Stock equivalents of the Company, on a fully diluted basis, would be granted to eligible members of management. The Company currently intends that these additional options would also be granted under its newly adopted stock option plan. Notwithstanding the foregoing, substantially all such unvested options will vest eight years following the date of grant, provided that the optionee has been continuously employed by the Company through such date. In the event of a change in control, the unvested portion of such outstanding options would become vested in a proportion equal to the ratio of such options that have vested as of such date, and the total number of options that would have vested had the Company achieved the maximum targets for all periods prior to the change in control. Options outstanding under the Company's former stock option plan were rolled over and are also covered under the plan. The maximum number of shares of Common Stock reserved for options under the plan is five million, subject to adjustment in the event of certain corporate transactions; provided, however, that the maximum number of shares subject to options that may be granted to any optionee in any one calendar year is one million, subject to adjustment in the event of certain corporate transactions.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock by each beneficial owner of more than five percent of the Common Stock, each person serving as a director of the Company and each named executive officer and all persons serving as directors and executive officers of the Company as a group. Except as otherwise indicated, the beneficial owners of the voting stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares. The business address for each executive officer of the Company is in care of the Company.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
                                                                OWNED(1)        OWNED
                                                              ------------    ----------
David E. Dovenberg(2).......................................    2,202,270        13.7%
Gerald L. Brandt............................................      242,400         1.5%
Robert H. Braun.............................................       44,680         0.3%
Randy C. Engen..............................................       79,590         0.5%
Michael R. Johnson..........................................      101,260         0.6%
Gary L. Preston.............................................      102,740         0.7%
J.W. Childs Equity Partners, L.P............................   12,466,931        79.8%
Steven G. Segal(3)..........................................   12,622,131        80.8%
J.W. Childs Equity Partners, L.P.
One Federal Street
Boston, Massachusetts
Jerry D. Horn(3)............................................   12,500,905        80.0%
J.W. Childs Equity Partners, L.P.
One Federal Street
Boston, Massachusetts
Edward D. Yun(3)............................................   12,481,149        79.9%
J.W. Childs Equity Partners, L.P.
One Federal Street
Boston, Massachusetts
All Officers & Directors as a group (nine persons)..........   15,443,263        93.7%

---------------
(1) Includes options to purchase 850,980 shares of Common Stock held by officers listed which are exercisable within 60 days.

(2) Includes 626,530 shares of Common Stock owned by Mr. Dovenberg's wife.

(3) Includes 12,466,931 shares held by Childs which the shareholder may be deemed to beneficially own by virtue of his position with Childs Associates.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS' AGREEMENT

     At the closing of the Recapitalization, Management Holders (as defined in the Stockholders Agreement) and Childs and its affiliates (together, the "Stockholders") entered into a stockholders' agreement (the "Stockholders' Agreement") with the Company governing certain aspects of the relationship among the Stockholders and the Company. The Stockholders' Agreement, among other things: (i) restricts the ability of the Stockholders to transfer their shares of Common Stock, subject to certain exceptions; (ii) gives the Company, Childs and certain Designated Employees (as defined in the Stockholders' Agreement) certain rights of first refusal with respect to shares of Common Stock held by certain Management Holders in the event of the termination of the employment of any such Management Holder with the Company for any reason; (iii) gives each Management Holder certain rights, subject to certain limitations imposed by the Credit Agreement (as defined), to require the Company to purchase shares of such Common Stock held by him, in the event of the termination of his employment with the Company, other than any such termination by the Company other than for Cause or resignation by him without Good Reason (as such terms are defined in the Stockholders' Agreement); and (iv) provides the parties thereto with certain "tag-along," "drag-along," and "piggyback" registration rights.

MANAGEMENT AGREEMENT

     At the closing of the Recapitalization, the Company entered into a management agreement with Childs Associates providing for payment by the Company to Childs Associates of (i) a $1.2 million advisory and financing fee in consideration of Childs Associates' services regarding the planning, structuring and negotiation of the Recapitalization and (ii) an annual management fee of $240,000 in consideration of Childs Associates' ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by the Revolving Credit Facility and the Indenture. The management agreement is for a five-year term, automatically renewable for successive extension terms of one year, unless Childs Associates gives notice of termination.

LOANS TO EXECUTIVE OFFICERS

     In connection with the Recapitalization, the Company made loans (the "Loans"), in an aggregate principal amount of approximately $185,000, to certain executive officers of the Company (the "Borrowers") in connection with their purchase or retention of ownership of shares of Common Stock. The Loans each have a term of 10 years and will be secured by a pledge of the shares of Common Stock owned by such executive officers and will bear interest which is payable semiannually at a rate equal to the Company's weighted average cost of capital on the Revolving Credit Facility. The Loans are payable prior to maturity upon a sale by a Borrower of any or all of the Borrower's equity securities of the Company or earlier under certain circumstances. The following executive officers received the following aggregate amount of Loans: David E. Dovenberg, approximately $100,000, Gary L. Preston, approximately $65,000 and Gerald L. Brandt, approximately $20,000.

                  DESCRIPTION OF THE REVOLVING CREDIT FACILITY

     The Company, as the surviving corporation in the Merger, entered into a Credit Agreement, dated as of February 25, 1998 (the "Credit Agreement"), with the lenders party thereto (the "Lenders") and Bankers Trust Company ("Bankers Trust"), as agent (in such capacity, the "Agent"), pursuant to which the Lenders have provided a $30 million senior secured revolving credit facility (the "Revolving Credit Facility") to the Company, of which up to $5 million is available as a letter of credit sub-facility. Amounts available to the Company under the Revolving Credit Facility are subject to satisfaction of certain requirements (including a borrowing base test which limits the amount of loans outstanding to a certain percentage of eligible receivables and eligible equipment of the Company and its subsidiaries).

     The Revolving Credit Facility will terminate on February 23, 2003 and outstanding revolving credit loans will be payable on such date or such earlier date as may be accelerated following the occurrence of any Revolving Credit Facility event of default. As of December 31, 1997, after giving pro forma effect to the Recapitalization, the outstanding indebtedness under the Revolving Credit Facility would have been $11.5 million and unused and available commitments thereunder would have been $18.5 million.

     Borrowings under the Revolving Credit Facility were used to consummate the Recapitalization, to make certain severance and pension related payments, and to pay certain fees and expenses owing in connection with the Recapitalization, and may be used to provide working capital for the Company and its subsidiaries, to finance certain equipment purchases and for other general corporate purposes.

     The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries, whether now or hereafter existing (the "Guarantors"), and the obligations of the Company and the Guarantors under their guarantees are secured by an exclusive first priority perfected security interest in substantially all of their respective assets (including accounts receivable, inventory, rental equipment and intangibles) and by an exclusive first priority perfected pledge of all capital stock and notes owned by the Company and its subsidiaries. The Notes are effectively subordinated to the obligations under the Revolving Credit Facility to the extent of the value of the assets securing the Revolving Credit Facility.

     Interest on loans outstanding under the Credit Agreement is payable at a rate per annum, selected at the option of the Company, equal to the Base Rate Margin, or the adjusted Eurodollar Rate Margin. Commencing September 30, 1998, the Eurodollar Rate Margin and the Base Rate Margin used to calculate such interest rates may be adjusted if the Company satisfies certain leverage ratios. The Credit Agreement also provides that a commitment fee of 0.50% per annum is payable on the unutilized amount of the Revolving Credit Facility. A letter of credit fee equal to the applicable Eurodollar Rate Margin is payable on the stated amount of outstanding letters of credit and a fronting fee of 0.25% based on the stated amount of each letter of credit is payable to the issuer of each letter of credit. Certain other fees shall be payable as have been separately agreed to by the Company.

     "Eurodollar Rate" is defined in the Credit Agreement as the offered quotation to first-class banks by Bankers Trust in the New York interbank Eurodollar market for dollar deposits in an amount and maturity corresponding to the interest period for the specific advance for which such interest rate is being determined, adjusted for reserves.

     "Base Rate" is defined in the Credit Agreement as the higher of (i) the rate Bankers Trust announces from time to time as its base rate or (ii) the federal funds rate plus 1/2 of 1% per annum.

     All overdue installments of principal and interest of the amounts bear interest at the higher of 2% in excess of the Base Rate or 2% in excess of the rate then borne by such borrowings.

     Interest on borrowings at the adjusted Eurodollar Rate shall be determined based on the number of days elapsed over a 360 day year, and shall be payable at the end of the applicable interest period but in any event not less often than every three months. Interest on borrowings at the Base Rate shall be determined based on the number of days elapsed over a 365 day year and shall be payable quarterly.

     The Credit Agreement contains certain representations and warranties, certain negative and affirmative covenants, certain conditions and events of default which are customarily required for similar financings. Such covenants include restrictions and limitations on dividends, capital expenditures, liens, leases, incurrence of debt, transactions with affiliates, investments and certain payments, and on mergers, acquisitions, consolidations and asset sales. Furthermore, the Company is required to maintain compliance with certain financial covenants such as a maximum leverage ratio, a maximum fixed charge test and an interest coverage test. The Credit Agreement also prohibits the Company from prepaying the Notes.

     Events of default under the Credit Agreement include, among other things,
(i) failure to pay principal, interest, fees or other amounts when due; (ii) violation of covenants; (iii) failure of any representation or warranty to be true in all material respects when made; (iv) cross payment default or non-payment default permitting acceleration with respect to or acceleration of certain indebtedness; (v) change of ownership or control; (vi) certain events of bankruptcy; (vii) certain judgment defaults; and (viii) certain ERISA events.

     The foregoing summary of the Credit Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit to the Registration Statement.

                            DESCRIPTION OF THE NOTES

     The New Notes will be issued under an indenture (the "Indenture"), dated as of February 25, 1998 by and between the Company and First Trust National Association, as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company or the Initial Purchaser. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this section, references to the "Company" include only the Company and not its Subsidiaries. The New Senior Notes are identical in all material respects to the terms of the Old Senior Notes, except for certain transfer restrictions and registration rights relating to the Old Senior Notes and except that, if the Exchange Offer is not consummated by September 23, 1998, the interest rate on the Old Senior Notes from and including such date until but excluding the date of consummation of the Exchange Offer will increase by 0.5%. See "-- Registration Rights."

     The Old Notes are, and the New Notes will be unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.

     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Old Notes were limited to $180,000,000 aggregate principal amount of which $100,000,000 aggregate principal amount were issued, and will mature on March 1, 2008. The New Notes will be treated as a continuation of the Old Notes which bear interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in cash on each March 1 and September 1 commencing on September 1, 1998, to the persons who are registered Holders at the close of business on the February 15 and August 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after March 1, 2003, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2003......................................................   105.125%
2004......................................................   103.844%
2005......................................................   102.563%
2006......................................................   101.281%
2007 and thereafter.......................................   100.000%

     Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to March 1, 2001, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price equal to 110 1/4% the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

     As used in the preceding paragraph, "Equity Offering" means a public or private offering of Qualified Capital Stock of the Company.

     Optional Redemption upon a Change of Control. In addition to the rights set forth above and the obligations set forth below, the Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time prior to March 1, 2003 and within 180 days after a Change of Control on not less than 30 nor more than 60 days' prior notice to each Holder of Notes to be redeemed, in principal amounts of $1,000 or integral multiples thereof, at a redemption price equal to the sum of (i) the principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, each Holder has the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

     Not later than the 30th day following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) and Subsidiaries of the Company may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (w)
2.0 to 1.0, if the date of such incurrence is prior to March 1, 1999, or (x)
2.25 to 1.0, if the date of such incurrence is on or after March 1, 1999 and prior to March 1, 2001, or (y) 2.5 to 1.0, if the date of such incurrence is on or after March 1, 2001.

     For the purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is otherwise entitled to be incurred pursuant to this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such items of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

     Neither the Company nor any Guarantor will incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes or the Guarantee (as defined) pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company or such Guarantor, as the case may be.

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,
(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value (except from the Company or a Restricted Subsidiary) any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company not held by a Restricted Subsidiary that is subordinate or junior in right of payment to the Notes (except the prepayment, purchase, repurchase, or other acquisition or retirement of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity in each case within one year of the date of prepayment, purchase, repurchase or other acquisition or retirement) or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses
(a), (b) (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from Equity Offerings to the extent used to redeem the Notes in accordance with the provisions under the caption entitled
"Redemption -- Optional Redemption upon Equity Offerings"); plus (aa) 100% of the aggregate net cash proceeds received after the Issue Date by the Company from any Person (other than a Subsidiary of the Company) for debt securities that have been converted or exchanged into or for Qualified Capital Stock of the Company (to the extent such debt securities were originally sold for cash) plus the aggregate amount of cash received by the Company (other than from a Subsidiary of the Company) in connection with such conversion or exchange, plus
(bb) in the case of the disposition or repayment of any Investment constituting a Restricted Payment after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment, and (cc) so long as the designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date, the fair market value of the Company's interest in such Subsidiary calculated in accordance with GAAP, provided that such amount shall not in any case exceed the designation amount with respect to such Restricted Subsidiary upon its designation.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend or the consummation of any purchase or redemption within 60 days after the date of declaration of such dividend or the giving of any irrevocable notice in respect of any such purchase or redemption if the dividend or purchase or redemption would have been permitted on the date of declaration or the giving of each irrevocable notice; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the purchase, defeasance, redemption, prepayment or other acquisition or retirement for value of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or stock appreciation rights or similar interests in the Company from directors, officers or employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $750,000 in any calendar year; (5) Investments in securities not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under "-- Certain Covenants -- Limitation on Asset Sales" below; and (6) payments made in connection with the application of the net proceeds of the Recapitalization. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2) and (4) shall be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition, and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either (A) to prepay any Indebtedness ranking at least pari passu with the Notes (including amounts under the Credit Agreement) and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net

Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph). Upon completion of a Net Proceeds Offer the Net Proceeds Offer Amount shall be reset to zero.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided, that any consideration not constituting Replacement Assets received by the Company and its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired (including, but not limited to, such Person's direct and indirect Subsidiaries); (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (6) an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary or an agreement entered into for the sale of specified assets (in either case, so long as such encumbrance or restriction, by its terms, terminates on the earlier of the termination of such agreement or the consummation of such agreement and so long as such restriction applies only to the Capital Stock or assets to be sold); (7) the Credit Agreement; (8) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4), (5) or (7) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5); (9) any security or pledge agreements, leases or options (or similar agreements) containing customary restrictions on transfers of the assets encumbered thereby or leased or subject to option or on the transfer or subletting of the leasehold interest represented thereby; or (10) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of contracts, instruments or obligations referred to in clauses (1) through (9), provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrances or restrictions than those contained in such contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

     Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company. Notwithstanding the foregoing, nothing in such covenant will prohibit the ownership of Preferred Stock issued by a person prior to the time (A) such person becomes a Restricted Subsidiary of the Company, (B) such person merges with or into a Restricted Subsidiary of the Company or (C) a Restricted Subsidiary of the Company merges with or into such person; provided that such Preferred Stock was not issued by such person in anticipation of a transaction contemplated by subclause (A), (B) or (C) above.

     Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing obligations under the Credit Agreement; (C) Liens securing the Notes;
(D) Liens of the Company or a Restricted Subsidiary of the Company on assets of any Subsidiary of the Company; (E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "-- Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Notwithstanding the foregoing clauses (ii), (iii) and (iv), (A) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary of the Company and (B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

     The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

     Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2.5 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) Restricted Payments permitted by the Indenture; (iv) payments made pursuant to the Management Agreement; (v) loans and advances (or guarantees of third party loans) to officers or employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business not to exceed $750,000 at any time outstanding; (vi) any employment agreement, collective bargaining agreement, employee benefit plan, related trust agreement, indemnification agreement, benefit plan or similar plan (including arrangements made with respect to bonuses) for the benefit of directors, officers or employees of the Company or any of its Restricted Subsidiaries entered into in the ordinary course of business; and (vii) the transactions and payments contemplated by any agreement as in effect as of the Issue Date (including without limitation, the Merger Agreement and the Stockholders' Agreement).

     Limitation of Guarantees by Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary (other than Indebtedness incurred under the Credit Agreement), unless such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee").

     Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that
(a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

     Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, reasonably related, ancillary or complementary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

     Reports to Holders. The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA sec.314(a).

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

          (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

          (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

          (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any lien securing such borrowing); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied. Notwithstanding the foregoing, the opinion of counsel required by clauses (ii) and (iii) above need not be delivered if all the Notes not therefore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable on the maturity date within one year, or (iii) are to be called for redemption within one year under arrangement satisfactory to the Trustee for giving of notice of redemption by such Trustee in the name, and at the expense of the Company.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including evidencing the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants of the Company or any Guarantor in the Indenture and in the Notes, qualifying or maintaining the qualification of the Indenture under the TIA, curing ambiguities, defects or inconsistencies, or making any other change that does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred or the subject Asset Sale has been consummated; or (vii) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders.
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

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Applicable Premium" means, with respect to a Note, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at March 1, 2003 plus (2) all remaining required interest payments due on such Note through March 1, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such Note.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million; (ii) disposals or replacements of obsolete or worn-out equipment in the ordinary course of business; (iii) the sale or discount, in each case without recourse (other than recourse for a breach of a representation or warranty) of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (iv) any Restricted Payment and (v) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets."

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders; (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or (iv) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the

Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Company" means Universal Hospital Services, Inc., a Minnesota corporation.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the

Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times
(y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs, (b) the net costs under Interest Swap Obligations,
(c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains or losses from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income or loss of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

     "Credit Agreement" means the Credit Agreement dated as of February 25, 1998, among the Company, the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

     "Guarantor" means each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue 180 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Subsidiary is no longer a Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Management Agreement" means the management agreement by and between the Company and J.W. Childs Associates, L.P., as in effect on the Issue Date.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of
(a) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means J.W. Childs Equity Partners, L.P. and its Affiliates.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Notes and the Indenture up to $100 million at any time outstanding;

          (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $30.0 million and (y) the sum of 85% of Eligible Accounts Receivable and 60% of the net book value of Eligible Rental Equipment, in each case as defined in the Credit Agreement, reduced, in either case, by any required permanent repayments pursuant to the provisions of the "Limitation on Asset Sales" covenant (which are accompanied by a corresponding permanent commitment reduction in the case of a revolving credit facility) thereunder;

          (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payment or mandatory prepayments when actually paid or permanent reductions thereon;

          (iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Agreement, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Agreement; provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Agreement owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

          (vi) Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company or the lenders or collateral agent under the Credit Agreement, in each case subject to no Lien held by a Person other than the lenders or the collateral agent under the Credit Agreement; provided that
     (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

          (vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (viii) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (ix) Refinancing Indebtedness;

          (x) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10.0 million at any one time outstanding;

          (xi) Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate amount for all Indebtedness incurred by the Company or any Restricted Subsidiary pursuant to this subclause (xi) not to exceed $5.0 million at any one time outstanding;

          (xii) guarantees of Indebtedness otherwise permitted under the Indenture; and

          (xiii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation shares of Capital Stock.

     "Permitted Investments" means:

          (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

          (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture;

          (iii) investments in cash and Cash Equivalents;

          (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes (including to permit the purchase of or to carry Capital Stock of the Company) not in excess of $500,000 at any one time outstanding;

          (v) Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

          (vi) other Investments not to exceed $7.5 million at any one time outstanding; provided that on the date such Investment is made, after giving effect to such Investment, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (x) 2.25 to 1.0 if the Investment is made prior to March 1, 2001 and (y) 2.50 to 1.0 if the Investment is made on or after March 1, 2001;

          (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

          (viii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

          (ix) Investments the payment of which consists exclusively of Qualified Capital Stock of the Company;

          (x) Investments in existence on the Issue Date;

          (xi) guarantees of Indebtedness otherwise permitted under the Indenture;

          (xii) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; and

          (xiii) Investments consisting of Permitted Indebtedness.

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (iv) judgment Liens not giving rise to an Event of Default;

          (v) easements, rights-of-way, zoning restrictions, eminent domain proceedings and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (vi) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

          (vii) purchase money Liens to finance the acquisition, construction or improvement in the ordinary course of business of property or assets of the Company or any Restricted Subsidiary of the Company; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such acquisition, construction or improvement of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired (whether through the direct acquisition of such property or assets or indirectly through the acquisition of the Capital Stock of any Person owning such property or assets or completion of construction or improvement), constructed or improved and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xii) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and
     (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

          (xiii) Liens existing as of the Issue Date;

          (xiv) Liens securing Indebtedness under the Credit Agreement incurred under clauses (ii) and (x) of the definition of Permitted Indebtedness;

          (xv) Liens in favor of the Company or a Restricted Subsidiary;

          (xvi) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness incurred under clause (x) of the definition of "Permitted Indebtedness";

          (xvii) licenses, leases or subleases to third parties;

          (xviii) Liens arising from precautionary Uniform Commercial Code financing statements relating to operating leases of the Company and its Restricted Subsidiaries;

          (xix) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $7.5 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not materially detract from the value of the property or materially impair the use thereof in the ordinary course of business of the Company and its Restricted Subsidiaries; and

          (xx) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i) through (xix); provided that the lien so extended, renewed or replaced does not extent to any additional property or assets.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Purchase Money Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property and any Refinancing thereof.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (x) or (xi) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption of the Notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Weighted Average Life to Maturity of the Notes; provided, however, that if the Weighted Average Life to Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Weighted Average Life to Maturity of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

REGISTRATION RIGHTS

     Holders of the New Notes are not entitled to any registration rights with respect to the New Notes. The Company entered into the Registration Rights Agreement with the Initial Purchaser for the benefit of the holders of the Old Notes, pursuant to which the Company agreed that it would, at its cost, by August 24, 1998, use its best efforts to cause a registration statement (the "Registration Statement") to be declared effective under the Securities Act relating to the exchange of Old Notes for registered notes. The Registration Statement of which this Prospectus is a part constitutes the registration statement for purposes of the Registration Rights Agreement. Upon the Registration Statement being declared effective, the Company will offer the New Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date the notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Under existing Commission interpretations, the New Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Company has agreed for a period of 180 days after consummation of the Exchange Offer to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such New Notes acquired as described below. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

     In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated by September 23, 1998, the Company will, at its cost, (a) as promptly as practicable, file a shelf registration statement with respect to the resale of the Old Notes (the "Shelf Registration Statement") covering resales of the Old Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep effective the Shelf Registration Statement until two years after its effective date. The Company will, in the event of the Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus, which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A holder of Old Notes who sells such Old Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

     If by September 23, 1998 neither (i) the Exchange Offer is consummated nor
(ii) the Shelf Registration Statement is declared effective, the rate per annum at which the Old Notes bear interest will increase by 0.5% from and including such date, until but excluding the earlier of (i) the consummation of the Exchange Offer and (ii) the effective date of a Shelf Registration Statement.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain federal income tax considerations applicable to the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by holders who acquire the New Notes pursuant to the Exchange Offer. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular holders, and does not address state, local, foreign or other tax laws. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, taxpayers subject to the alternative minimum tax and foreign partners) may be subject to special rules not discussed below. The description assumes that holders of the New Notes will hold the New Notes as "capital assets" (generally, property held for investment purposes) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES TO THE PARTICULAR HOLDER OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

EXCHANGE OF NOTES

     The exchange of the Old Notes for the New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes do not differ materially in kind or extent from the Old Notes, and because the exchange will occur by operation of the terms of the Old Notes. Rather the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, no gain or loss will be recognized on the exchange of Old Notes for New Notes pursuant to the Exchange Offer.

DISPOSITION OF NEW NOTES

     If a New Note is redeemed, sold or otherwise disposed of, the holder thereof will generally recognize gain or loss equal to the difference between the amount realized on the redemption, sale or other disposition of such New Note and the holder's adjusted basis in the New Note. Such gain or loss will be capital gain or loss, provided that the holder held the New Note as a capital asset, and will be long-term capital gain or loss if the U.S. Holder has held the New Note for more than one year at the time of disposition. In certain circumstances, U.S. Holders that are individuals may be entitled to preferential treatment for net long-term capital gains, particularly in the case of capital assets held for 18 months or more at the time of disposition. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, a holder has a holding period for the New Notes (which would include the holding period of the Old Notes) of more than one year.

     Under the market discount rules of the Code, an exchanging holder (other than a holder who made the election described below) who purchased an Old Note with "market discount" (generally defined as the amount by which the adjusted issue price of the Old Note on the holder's date of purchase exceeds the holder's purchase price) will be required to treat any gain recognized on the redemption, sale or other disposition of the New Note received in the exchange as ordinary income to the extent of the market discount that accrued during the holding period of such New Note (which would include the holding period of the Old Note). A holder who has elected under applicable Code provisions to include market discount in income annually as such discount accrues will not, however, be required to treat any gain recognized as ordinary income under these rules. Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under these provisions.

                         BOOK-ENTRY; DELIVERY AND FORM

     Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form without coupons (each a "Global Note"). Each Global Note will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participation (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Holders who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Note and
(ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interest in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes or to pledge the Notes as collateral will be limited to such extent.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indentures. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated securities (the "Certificated Securities"), and will not be considered the owners or Holders thereof under the Indentures for any purpose, including with respect to giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participant would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indentures. Under the terms of the Indentures, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of interest in the Global Note (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amount proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of interests in the Global Note will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

CERTIFICATED SECURITIES

     If (i) DTC notifies the Company in writing that it is no longer willing or able to act as a depository or DTC ceases to be registered as a clearing agency under the Exchange Act and the Issuer is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events, then, upon surrender by DTC of its Global Notes, Certificated Securities will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of the Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such document in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     Following consummation of the Exchange Offer, the Company may, in its sole discretion, commence one or more additional exchange offers to holders of Old Notes who did not exchange their Old Notes for New Notes in the Exchange Offer on terms which may differ from those contained in the Registration Agreement. This Prospectus, as it may be amended or supplemented from time to time, may be used by the Company in connection with any such additional exchange offers. Such additional exchange offers will take place from time to time until all outstanding Old Notes have been exchanged for New Notes pursuant to the terms and conditions contained herein.

                                 LEGAL MATTERS

     Certain legal matters as to the validity of the issuance of the New Notes will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Skadden, Arps, Slate, Meagher & Flom LLP has acted as counsel to the Company in connection with the Exchange Offer.

                                    EXPERTS

     The balance sheets as of December 31, 1997 and 1996 and the statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997, included in the this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accounts given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE(S)
                                                                -------
Report of Independent Accountants...........................      F-2
Financial Statements:
  Balance Sheets as of December 31, 1997 and 1996...........      F-3
  Statements of Income for the years ended December 31,
     1997, 1996 and 1995....................................      F-4
  Statements of Shareholders' Equity for the years ended
     December 31, 1997, 1996 and 1995.......................      F-5
  Statements of Cash Flows for the years ended December 31,
     1997, 1996 and 1995....................................      F-6
  Notes to Financial Statements.............................  F-7 - F-17

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Universal Hospital Services, Inc.:

     We have audited the accompanying balance sheets of Universal Hospital Services, Inc. as of December 31, 1997 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Hospital Services, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
March 4, 1998

                       UNIVERSAL HOSPITAL SERVICES, INC.

                                 BALANCE SHEETS
   HISTORICAL AS OF DECEMBER 31, 1997 AND 1996 AND UNAUDITED PRO FORMA AS OF
                               DECEMBER 31, 1997

                                                                                             UNAUDITED
                                                                                             PRO FORMA
                                                                                              (NOTE 2)
                                                                 1997           1996            1997
                                                              -----------    -----------    ------------
                                                 ASSETS
Current assets:
  Cash......................................................                 $   197,422
  Accounts receivable, less allowance for doubtful accounts
    of $775,000 in 1997 and $418,000 in 1996................  $11,500,891     12,123,972    $ 11,500,891
  Inventories...............................................    1,356,828      1,256,388       1,356,828
  Deferred income taxes.....................................      455,000        708,000         455,000
  Other current assets......................................    1,233,778      1,562,303       3,530,778
                                                              -----------    -----------    ------------
    Total current assets....................................   14,546,497     15,848,085      16,843,497
Property and equipment:
  Rental equipment, at cost less accumulated depreciation...   48,946,130     44,546,290      48,946,130
  Property and office equipment, at cost less accumulated
    depreciation............................................    2,965,509      3,497,589       2,965,509
                                                              -----------    -----------    ------------
    Total property and equipment, net.......................   51,911,639     48,043,879      51,911,639
Intangible assets:
  Goodwill, less accumulated amortization...................   14,308,704     15,057,516      14,308,704
  Other at cost.............................................      419,259        757,396       5,969,259
                                                              -----------    -----------    ------------
         Total assets.......................................  $81,186,099    $79,706,876    $ 89,033,099
                                                              ===========    ===========    ============
                           LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current portion of long-term debt.........................  $   211,229    $ 1,957,743    $    211,229
  Accounts payable..........................................    3,186,964      3,044,392       3,186,964
  Accrued compensation and pension..........................    2,213,841      1,990,640       2,213,841
  Other accrued expenses....................................      810,874      1,184,573         810,874
  Book overdrafts...........................................      717,675        858,364         717,675
                                                              -----------    -----------    ------------
    Total current liabilities...............................    7,140,583      9,035,712       7,140,583
Long-term debt..............................................   33,733,773     35,192,589     111,945,773
Deferred compensation and pension...........................    2,201,318      1,772,692       1,725,318
Deferred income taxes.......................................    5,110,000      4,578,000       5,110,000
Commitments and contingencies (Note 9)
Shareholders' equity (deficiency):
  Preferred Stock, $0.01 par value; 5,000,000 shares
    authorized, no shares issued and outstanding
  Common Stock, $0.01 par value: 10,000,000 shares
    authorized (25,000,000 shares on a pro forma basis),
    5,480,829 and 5,371,921 shares issued and outstanding in
    1997 and 1996 (15,624,464 shares issued and outstanding
    on a pro forma basis), respectively.....................       54,808         53,719         156,245
  Additional paid-in capital................................   16,042,715     14,870,153      22,277,755
  Retained earnings (accumulated deficit)...................   16,902,902     14,204,011     (59,322,575)
                                                              -----------    -----------    ------------
    Total shareholders' equity (deficiency).................   33,000,425     29,127,883     (36,888,575)
                                                              -----------    -----------    ------------
         Total liabilities and shareholders' equity
           (deficiency).....................................  $81,186,099    $79,706,876    $ 89,033,099
                                                              ===========    ===========    ============

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Revenues:
  Equipment rentals.................................  $54,488,572    $50,742,774    $45,869,789
  Sales of supplies and equipment, and other........    5,585,997      6,197,826      7,166,005
                                                      -----------    -----------    -----------
     Total revenues.................................   60,074,569     56,940,600     53,035,794
                                                      -----------    -----------    -----------
Costs of rentals and sales:
  Cost of equipment rentals.........................   13,577,382     13,331,864     11,841,142
  Rental equipment depreciation.....................   14,434,891     12,602,442     10,799,372
  Cost of supplies and equipment sales..............    3,837,508      4,422,441      5,352,163
  Write-down of DPAP inventories....................                   2,213,045
                                                      -----------    -----------    -----------
     Total costs of rentals and sales...............   31,849,781     32,569,792     27,992,677
                                                      -----------    -----------    -----------
     Gross profit...................................   28,224,788     24,370,808     25,043,117
Selling, general and administrative.................   18,448,092     19,695,301     18,559,504
Shareholder value expenses..........................    1,719,195        305,804
                                                      -----------    -----------    -----------
     Operating income...............................    8,057,501      4,369,703      6,483,613
Interest expense....................................    3,011,610      2,518,330      1,784,141
                                                      -----------    -----------    -----------
Income before provision for income taxes............    5,045,891      1,851,373      4,699,472
                                                      -----------    -----------    -----------
Provision for income taxes:
  Current...........................................    1,562,000        329,000      1,454,000
  Deferred..........................................      785,000        590,000        495,000
                                                      -----------    -----------    -----------
                                                        2,347,000        919,000      1,949,000
                                                      -----------    -----------    -----------
          Net income................................  $ 2,698,891    $   932,373    $ 2,750,472
                                                      ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                        COMMON STOCK      ADDITIONAL                      TOTAL
                                     ------------------     PAID-IN      RETAINED     SHAREHOLDERS'
                                     COMMON    CLASS B      CAPITAL      EARNINGS        EQUITY
                                     -------   --------   -----------   -----------   -------------
Balance, December 31, 1994........   $37,833   $ 16,684   $15,459,805   $10,521,166    $26,035,488
  Sale of 33,311 shares of common
     stock to employees under
     stock purchase plan..........       333                  197,848                      198,181
  Repurchase of 40,000 shares of
     common stock under stock
     repurchase plan..............      (400)                (274,600)                    (275,000)
  Conversion of 1,668,353 shares
     of Class B common stock to
     1,686,353 shares of common
     stock........................    16,684    (16,684)
  Issuance of 300 shares of common
     stock pursuant to exercise of
     stock options................         3                    2,307                        2,400
  Net income......................                                        2,750,472      2,750,472
                                     -------   --------   -----------   -----------    -----------
Balance, December 31, 1995........    54,453         --    15,385,450    13,271,638     28,711,541
  Sale of 24,668 shares of common
     stock to employees under
     stock purchase plan..........       247                  178,103                      178,350
  Repurchase of 103,000 shares of
     common stock under stock
     repurchase plan..............    (1,030)                (726,345)                    (727,375)
  Issuance of 4,963 shares of
     common stock pursuant to
     exercise of stock options....        49                   32,945                       32,994
  Net income......................                                          932,373        932,373
                                     -------   --------   -----------   -----------    -----------
Balance, December 31, 1996........    53,719         --    14,870,153    14,204,011     29,127,883
  Sale of 11,738 shares of common
     stock to employees under
     stock purchase plan..........       117                  124,970                      125,087
  Issuance of 97,170 shares of
     common stock (net of 4,530
     Shares of Common Stock
     tendered for exercise of
     stock options) pursuant to
     exercise of stock options,
     including $309,150 of tax
     benefit......................       972                1,047,592                    1,048,564
  Net income......................                                        2,698,891      2,698,891
                                     -------   --------   -----------   -----------    -----------
Balance, December 31, 1997........   $54,808   $     --   $16,042,715   $16,902,902    $33,000,425
                                     =======   ========   ===========   ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                      1997             1996            1995
                                                  -------------    ------------    ------------
Cash flows from operating activities:
  Net income..................................    $   2,698,891    $    932,373    $  2,750,472
  Adjustments to reconcile net income to net
       cash provided by operating activities:
     Depreciation.............................       15,170,804      13,337,178      11,467,163
     Amortization.............................          899,875         559,408         296,227
     Provision for doubtful accounts..........          641,035         317,805         297,123
     Gain on sales of equipment...............         (243,990)       (229,548)       (291,644)
     Write-down of DPAP inventories...........                        2,213,045
     Deferred income taxes....................          785,000         590,000         495,000
     Changes in operating assets and
          liabilities, net of impact of
          acquisition:
       Accounts receivable....................         (208,719)       (663,645)     (2,136,984)
       Inventories and other operating
          assets..............................          228,085      (1,438,516)     (1,569,796)
       Account payable and accrued expenses...           29,956        (961,120)      1,763,219
                                                  -------------    ------------    ------------
          Net cash provided by operating
            activities........................       20,000,937      14,656,980      13,070,780
                                                  -------------    ------------    ------------
Cash flows investing activities:
  Rental equipment purchases..................      (18,933,142)    (14,466,057)    (19,244,437)
  Property and office equipment purchases.....         (210,968)       (744,110)       (666,526)
  Proceeds from sale of equipment.............          740,280         716,110         529,973
  Acquisition of BERS, net of cash acquired...                      (12,074,854)
  Other.......................................          377,839        (290,216)       (343,654)
                                                  -------------    ------------    ------------
          Net cash used in investing
            activities........................      (18,025,991)    (26,859,127)    (19,724,644)
                                                  -------------    ------------    ------------
Cash flows from financing activities:
  Proceeds under loan agreements..............       25,124,000      52,158,000      35,055,000
  Payments under loan agreements..............      (28,329,330)    (38,976,187)    (28,602,333)
  Proceeds from issuance of common stock......          864,501         211,344         200,581
  Repurchase of common stock..................                         (727,375)       (275,000)
  Tax benefit of nonqualified stock options...          309,150
  Change in book overdraft....................         (140,689)       (266,213)        275,616
                                                  -------------    ------------    ------------
          Net cash (used in) provided by
            financing activities..............       (2,172,368)     12,399,569       6,653,864
                                                  -------------    ------------    ------------
Net change in cash and cash equivalents.......         (197,422)        197,422              --
Cash and cash equivalents at beginning of
  period......................................          197,422              --              --
                                                  -------------    ------------    ------------
Cash and cash equivalents at end of period....    $          --    $    197,422    $         --
                                                  =============    ============    ============
Supplemental cash flow information:
  Interest paid...............................    $   2,987,000    $  2,329,000    $  1,766,000
                                                  =============    ============    ============
  Income taxes paid...........................    $   1,778,000    $  1,388,000    $  1,347,000
                                                  =============    ============    ============
  Rental equipment purchases included in
     accounts payable.........................    $   1,829,581    $  1,438,837    $  3,217,757
                                                  =============    ============    ============

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS:

     Universal Hospital Services, Inc. (the Company or UHS) is a leading provider of movable medical equipment, service programs and products to healthcare providers in both the acute and alternate care markets. Through a national network of UHS district offices, providers have access to the Company's pool of medical devices through the unique Pay-Per-Use(TM) equipment management program. This program charges customers only when equipment is in use on a patient, and is supported by a full range of services including delivery, training, technical and educational support, inspection and maintenance. The Company also sells medical products not used in its rental pool and disposable medical products used in conjunction with the medical equipment it rents.

2.  SUBSEQUENT EVENT -- MERGER, FINANCINGS AND RELATED TRANSACTIONS:

     On February 25, 1998, the Company completed a merger pursuant to the Agreement and Plan of Merger (the Merger), dated as of November 25, 1997 between UHS Acquisition Corp., a newly-formed Minnesota corporation controlled by J.W. Childs Equity Partners, L.P. (Childs), with and into the Company. In connection with the Merger, the following occurred:

     - The Company's existing shareholders (other than the new senior management team and certain other continuing members of management) received, in consideration for the cancellation of approximately 5.3 million shares of the Company's common stock and options to purchases approximately 344,000 shares of common stock, cash in the aggregate amount of approximately $84.7 million (net of aggregate option exercise price) or $15.50 per share.

     - The Company repaid approximately $35.5 million ($33.3 million on a pro forma basis as of December 31, 1997) under existing loan agreements.

     - The Company paid fees and expenses of approximately $11.5 million related to the merger of which approximately $5,550 were capitalized as deferred financing costs.

     - The Company paid approximately $3.3 million in severance payments to certain noncontinuing members of the Company's management of which $476,000 had already been accrued.

     - The Company received an equity contribution of approximately $21.3 million from Childs and affiliates and the Management Investors.

     - The Company issued $100 million in aggregate principal amount of 10.25% Senior Notes due 2008 (the Senior Notes).

     - The Company borrowed approximately $14.3 million under a new Revolving Credit Facility ($11.5 million on a pro forma basis as of December 31, 1997).

     - The Company recognized a tax benefit from the exercise of stock options of $1.1 million and a tax benefit related to the severance payments to certain noncontinuing members of the Company's management of $1.2 million.

     The transaction was structured as a leveraged recapitalization for accounting purposes, with all assets and liabilities being carried over at historical cost.

     The Senior Notes mature on March 1, 2008. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semiannually in cash on each March 1 and September 1 commencing on September 1, 1998. The Senior Notes are redeemable, at the Company's option, in whole or in part, on or after March 1, 2003 at specified redemption prices plus accrued interest to the date of redemption. In addition, the Senior Notes have a change of control provision which gives each holder the right to require the Company to purchase all or a portion of such holders' Senior Notes upon a change in control, as defined in the agreement,

                       UNIVERSAL HOSPITAL SERVICES, INC.

at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase. The Senior Notes have covenants that restrict the payment of dividends and require that the Company maintain certain financial ratios. The Senior Notes are uncollateralized.

     Under the new Revolving Credit Facility, the Company may borrow up to $30 million with a maturity date of February 2003. Borrowings bear interest at a rate of 2.25% over the adjusted Eurodollar Rate as defined in the agreement or the Banks Base Rate plus 1%. Commencing September 30, 1998, the Eurodollar Rate and the Banks Base Rate used to calculate such interest rates may be adjusted if the Company satisfies certain leverage ratios. Borrowings under the Revolving Credit Facility are collateralized by substantially all assets of the Company.

     An unaudited pro forma Balance Sheet as of December 31, 1997, has been presented in conjunction with the historical Balance Sheets as of December 31, 1997 and 1996, as if the Merger, financings and related transactions discussed above were completed and effective on December 31, 1997.

3.  SIGNIFICANT ACCOUNTING POLICIES:

  Inventories:

     Inventories consist of supplies and equipment held for resale and are valued at the lower of cost (first-in, first-out method) or market.

  Rental Equipment:

     Depreciation of rental equipment is provided on the straight-line method over the equipment's estimated useful lives of five to seven years. The cost and accumulated depreciation of rental equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded in income.

  Property and Office Equipment:

     Property and office equipment includes land, buildings, leasehold improvements and shop and office equipment.

     Depreciation of property and office equipment is provided on the straight-line method over estimated useful lives of thirty years for buildings, remaining lease term for leasehold improvements, and three to ten years for shop and office equipment. The cost and accumulated depreciation of property and equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded in income.

  Goodwill:

     Goodwill represents the excess purchase cost of acquired businesses over the estimated fair market values of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over lives ranging from 15 to 40 years. Accumulated amortization was $3,395,127 and $2,564,697 as of December 31, 1997 and 1996, respectively.

  Long-Lived Assets:

     The Company periodically assesses the recoverability of long-lived assets (principally rental equipment and goodwill) based on projected income and related cash flows on an undiscounted basis.

                       UNIVERSAL HOSPITAL SERVICES, INC.

  Revenues:

     Equipment is generally rented on a short-term basis and rentals are recorded in income as earned. Supply and equipment sales are recorded at the time of shipment.

  Income Taxes:

     Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes.

  Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant management estimates relate to the determination of the allowance for uncollectible accounts receivable and obsolete inventories, estimation of the useful lives of rental equipment for computing depreciation, assessment of the recoverability of long-lived assets and self-insured medical reserves.

  Shareholder Value Expense:

     During the years ended December 31, 1997 and 1996, the Company incurred $1,719,195 and $305,804, respectively, of nonrecurring expenses consisting primarily of legal, investment banking and special committee fees associated with the Company's efforts to evaluate ways to enhance shareholder value.

  New Accounting Standards:

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Management does not expect any differences between net income and comprehensive income. The Company will adopt SFAS No. 130 effective with its year-end 1998 reporting.

     The FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting operating segment information in both annual reports and interim financial reports issued to shareholders. The Company is reviewing the requirements of SFAS No. 131, and has not determined if it will be required to present segment information beyond the one segment currently presented. SFAS No. 131 is required to be adopted effective with the Company's year-end 1998 reporting.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. Management has not yet evaluated the effects of this change on its current pension disclosures. The Company will adopt SFAS No. 132 effective with its year-end 1998 reporting.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and has not determined if it is applicable to the Company. SOP 98-1 is required to be adopted by the Company no later than the year ending December 31, 1999.

4.  ACQUISITION OF BIOMEDICAL EQUIPMENT RENTAL AND SALES, INC. (BERS):

     On August 13, 1996, the Company acquired BERS pursuant to a Stock Purchase Agreement among the Company and the shareholders of BERS. Pursuant to the agreement, the Company acquired all of the outstanding capital stock of BERS for approximately $10.7 million and repayment of approximately $1.6 million of outstanding indebtedness of BERS. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets and liabilities acquired based on their estimated fair values. This treatment resulted in approximately $7.3 million of cost in excess of net tangible assets acquired, which is being amortized on a straight-line basis over 15 years. The estimated fair values of assets and liabilities acquired are as follows:

Cash........................................................  $   217,000
Accounts receivable.........................................      949,000
Rental equipment............................................    4,221,000
Goodwill....................................................    7,349,000
Other assets................................................      852,000
Accounts payable and other liabilities......................   (1,296,000)
                                                              -----------
                                                              $12,292,000
                                                              ===========

     BERS' operations have been included in the Company's results of operations since the date of acquisition.

     The following summarized, unaudited pro forma results of operations for the years ended December 31, 1996 and 1995, assume the acquisition of BERS occurred as of the beginning of the earliest year presented.

                                                       1996           1995
                                                    -----------    -----------
Total revenues....................................  $60,497,000    $58,977,000
Net income........................................      616,000      2,457,000

5.  WRITE-DOWN OF DPAP INVENTORIES:

     The Company experienced declining sales of Demand Positive Airway Pressure
(DPAP) devices during 1996. Because market acceptance of the DPAP devices did not meet expectations, the Company's quarterly assessment resulted in a write-down of $1,030,500 in the second quarter and a charge of $1,182,545 in the fourth quarter of 1996 to write-off the remaining carrying value of DPAP inventory and associated supplies and demo units. The DPAP devices were disposed of in early 1997.

6.  BOOK OVERDRAFTS:

     The Company does not maintain cash balances at its principal bank under a policy whereby the net of collected balances and cleared checks is, at the Company's option, applied to or drawn from a revolving credit facility on a daily basis.

                       UNIVERSAL HOSPITAL SERVICES, INC.

7.  PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, consists of the following:

                                                                  1997            1996
                                                              ------------    ------------
Rental equipment............................................  $122,779,009    $107,441,784
Less accumulated depreciation...............................    73,832,879      62,895,494
                                                              ------------    ------------
  Rental equipment, net.....................................  $ 48,946,130    $ 44,546,290
                                                              ============    ============
Land........................................................       120,000         120,000
Buildings and leasehold improvements........................     1,418,658       1,356,042
Office equipment............................................     5,566,451       5,473,317
                                                              ------------    ------------
                                                                 7,105,109       6,949,359
Less accumulated depreciation...............................     4,139,600       3,451,770
                                                              ------------    ------------
  Property and office equipment, net........................  $  2,965,509    $  3,497,589
                                                              ============    ============
  Total property and equipment, net.........................  $ 51,911,639    $ 48,043,879
                                                              ============    ============

8.  LONG-TERM DEBT:

     Long-term debt at December 31, consists of the following:

                                                                 1997             1996
                                                              -----------      -----------
8.10% Series A notes, payable in varying quarterly
  installments beginning September 1, 1997, with the
  remaining balance due in 2007, uncollateralized...........  $ 9,650,000      $10,000,000
7.47% senior notes payable, due in quarterly installments of
  $350,000, with the remaining balance due in 2002,
  uncollateralized..........................................    7,100,000        8,500,000
8.29% Series B notes, payable in varying quarterly
  installments beginning June 1, 2007, with the remaining
  balance due in 2009, uncollateralized.....................    4,000,000        4,000,000
9.60% senior note payable, due in quarterly installments of
  $375,000 beginning March 1, 2003, uncollateralized........    3,000,000        3,000,000
Revolving credit agreement, uncollateralized................    9,554,000       11,337,000
Capital lease obligations...................................      641,002          313,332
                                                              -----------      -----------
                                                               33,945,002       37,150,332
Less current portion of long-term debt......................     (211,229)      (1,957,743)
                                                              -----------      -----------
          Total long-term debt..............................  $33,733,773      $35,192,589
                                                              ===========      ===========

     Under the revolving credit agreement, the Company could borrow up to $20,000,000 with a maturity date of June 30, 1999. Interest on borrowings accrued at a rate of between 1.50% and 2.25% annually over the bank's Reserve Adjusted Certificate of Deposit Rate (RACD) as defined in the agreement. At December 31, 1997, the Company's interest rate was 7.42%, based on the bank's RACD of 5.92%.

     The fair value of long-term debt, based on discounted cash flow analysis using current market interest rates for the same or similar issues of debt as of December 31, 1997, would be approximately $35,200,000.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     In connection with the Merger on February 25, 1998 (see Note 2), the Company paid all long-term debt balances outstanding at December 31, 1997, with the exception of the capital lease obligations. Accordingly, the Balance Sheet as of December 31, 1997 reflects the repayment terms of the new financings. The current portion of long-term debt at December 31, 1997 consists only of current maturities related to the capital lease obligations.

9.  COMMITMENTS AND CONTINGENCIES:

     Rental expenses were approximately $3,100,000, $3,500,000 and $3,300,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company is committed under various noncancellable operating leases for regional sales and service offices and vehicles with minimum annual rental commitments of the following:

1998........................................................  $2,526,382
1999........................................................   2,095,075
2000........................................................     708,015
2001........................................................     429,899
2002........................................................     273,762
Thereafter..................................................     215,789
                                                              ----------
          Total.............................................  $6,248,922
                                                              ==========

     The Company in the ordinary course of business could be subject to liability claims related to employees and the equipment that it rents and services. One asserted claim concerning an employment-related matter is pending against the Company. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Management believes that any such resolution will not have a material adverse effect on the financial position or results of operations of the Company.

10.  EMPLOYEE BENEFIT PLANS:

     The Company sponsors a noncontributory defined benefit pension plan that covers substantially all of its employees. Plan benefits are to be paid to eligible employees at retirement based primarily on years of credited service and on participants' compensation. Plan assets consist primarily of U.S. Government securities and common stocks.

     Pension expense, in thousands, for the years ended December 31, included the following components:

                                                    1997    1996      1995
                                                    ----    -----    -------
Service cost of the current year..................  $320    $ 348    $   273
Interest cost on projected benefit obligation.....   634      598        538
Actual return on assets held in the plan..........  (811)    (864)    (1,441)
Net amortization and deferral.....................   201      348        951
                                                    ----    -----    -------
Pension expense...................................  $344    $ 430    $   321
                                                    ====    =====    =======

                       UNIVERSAL HOSPITAL SERVICES, INC.

     The funded status of the plan and the amounts shown in the accompanying Balance Sheets, in thousands, at December 31, consist of the following:

                                                              1997      1996
                                                             ------    ------
Actuarial present value of:
  Vested benefit obligation................................  $6,746    $5,677
  Nonvested benefit obligation.............................     315       263
                                                             ------    ------
Accumulated benefit obligation.............................  $7,061    $5,940
                                                             ======    ======
Projected benefit obligation...............................  $9,459    $7,902
Fair value of assets held in plan..........................   8,177     7,661
                                                             ------    ------
Unfunded excess of projected benefit obligations over plan
  assets...................................................   1,282       241
Net unrecognized loss from past assumption experience
  differences..............................................     206       903
                                                             ------    ------
Pension liability included in the balance sheet............  $1,488    $1,144
                                                             ======    ======

     The following assumptions were used to determine the projected benefit obligation at December 31:

                                                         1997    1996    1995
                                                         ----    ----    ----
Discount rate..........................................  7.25%   7.75%   7.25%
Projected compensation increases.......................  4.50%   4.50%   5.00%
Expected return on assets..............................  8.50%   8.50%   8.50%

     Effective January 1, 1994, the Company adopted a supplemental executive retirement plan (SERP) designed to make up the shortfall in retirement benefits caused by limitations specified by the Omnibus Budget Reconciliation Act of 1993. This plan provides supplemental pension benefits to the executive officers of the Company in addition to the amounts received under the Company's defined benefit plan described above. This combination of benefits is equivalent to those benefits which would have been paid under the Company's qualified defined benefit pension plan without regard to the Internal Revenue Service (IRS) statutory limitation on qualifying wages. Such benefits will be paid from the Company's assets. The unfunded accumulated benefit obligation under the plan at December 31, 1997 and 1996 was $388,000 and $315,000, respectively. The projected benefit obligation under the plan at December 31, 1997 and 1996 was $1,064,000 and $1,057,000, respectively. Assumptions used to calculate the benefit obligations were consistent with the Company's defined benefit pension plan, except that projected compensation increases were assumed to be 5.5% in 1997 and 1996. The pension expense for the years ended December 31, 1997, 1996 and 1995 related to this plan was $208,000, $154,000 and $138,000, respectively. Pursuant to the merger on February 25, 1998 (see Note 2), the SERP was terminated resulting in a curtailment of the plan. The Company paid $475,659 in settlement of the entire benefit obligations due under the plan and recognized a gain on curtailment of the plan of $155,962.

     The Company also sponsors a defined contribution plan, which qualifies under Section 401(a) of the Internal Revenue Code and covers substantially all of the Company's employees. Employees may contribute annually up to a total of 12% of their base compensation either before tax (subject to IRS limitation) or after tax. The Company matches 50% of the first 6% of base compensation that a participant contributes to the Plan. For the years ended December 31, 1997, 1996 and 1995, approximately $246,000, $279,000 and $234,000, respectively, was expensed as contributions to the plan.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     The Company is self-insured for employee health care costs. The Company is liable for claims up to $83,250 per family per plan year and aggregate claims up to 150% of expected claims per plan year. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported.

11.  INCOME TAXES:

     The provision for income taxes consisted of the following:

                                                     1997         1996         1995
                                                  ----------    --------    ----------
Currently payable:
  Federal.......................................  $1,194,000    $228,000    $1,153,000
  State.........................................     368,000     101,000       301,000
                                                  ----------    --------    ----------
                                                  1,562,000..    329,000     1,454,000
                                                  ----------    --------    ----------
Deferred:
  Federal.......................................  677,000...     445,000       414,000
  State.........................................     108,000     145,000        81,000
                                                  ----------    --------    ----------
                                                     785,000     590,000       495,000
                                                  ----------    --------    ----------
                                                  $2,347,000    $919,000    $1,949,000
                                                  ==========    ========    ==========

     Reconciliations between the Company's effective income tax rate and the U.S. statutory rate for each of the three years ended December 31 follow:

                                                              1997    1996    1995
                                                              ----    ----    ----
Statutory U.S. Federal income tax rate......................  34.0%   34.0%   34.0%
State income taxes, net of U.S. Federal income tax
  benefit...................................................   6.4     8.7     5.2
Shareholder value expenses..................................   3.4
Goodwill amortization.......................................   2.0     4.6     1.8
Other.......................................................    .7     2.3      .5
                                                              ----    ----    ----
          Effective income tax rate.........................  46.5%   49.6%   41.5%
                                                              ====    ====    ====

     The components of the Company's overall net deferred tax liability at December 31, 1997 and 1996 are as follows:

                                                                 1997          1996
                                                              ----------    ----------
Deferred tax assets:
  Accounts receivable.......................................                $  131,000
  Accrued and deferred compensation and pension.............  $1,118,000     1,025,000
  Inventory.................................................      95,000        72,000
  Other assets..............................................      48,000        47,000
  Alternative Minimum Tax credit carryforward...............                   150,000
                                                              ----------    ----------
          Total deferred tax assets.........................   1,261,000     1,425,000
                                                              ----------    ----------
Deferred tax liabilities:
  Accelerated depreciation..................................   5,899,000     5,269,000
  Other.....................................................      17,000        26,000
                                                              ----------    ----------
          Total deferred tax liabilities....................   5,916,000     5,295,000
                                                              ----------    ----------
          Net deferred tax liability........................  $4,655,000    $3,870,000
                                                              ==========    ==========

                       UNIVERSAL HOSPITAL SERVICES, INC.

12.  SHAREHOLDERS' EQUITY:

     Each outstanding share of common stock is entitled to one vote.

     In December 1995, each share of the Class B common stock was converted to one share of common stock through a secondary offering. No proceeds of the offering were received by the Company.

     The Company had a stock repurchase program under which up to 500,000 shares of the Company's common stock could have been repurchased. Such purchases could have been made at prevailing prices on the open market, by block purchase or in private transactions at any time until June 30, 1996. A total of 45,000 shares have been purchased in the open market pursuant to these authorizations. In July 1996, an additional 300,000 shares were authorized by the Board of Directors for repurchase. Such purchases could have been made at any time until June 30, 1997. A total 103,000 have been purchased pursuant to these authorizations. Pursuant to the Merger on February 25, 1998 (see Note 2), the stock repurchase program was terminated.

     In November 1996, the Company adopted a shareholder rights plan under which rights to purchase shares of a new series of preferred stock have been declared as a dividend at the rate of one right for each share of common stock held by shareholders of record at the close of business on November 21, 1996. Each right under the shareholder rights plan would have entitled the holder to buy one 1/100th of a share of a new series of junior preferred stock at a price of $40. The rights would have been exercisable only if a person or group acquired or made a tender offer for 15% or more of the Company's outstanding common stock (except in connection with an offer permitted by the Board of Directors and other limited exceptions). The rights would have been redeemable at 1/10th of a cent per right at any time prior to a acquisition of a 15% position. The acquisition described in Note 2 meets the criteria of a permitted offer. As such, the rights were terminated upon closing of the Merger.

     If a person or group acquires 15% or more of the Company's common stock (except in connection with a permitted offer), each right would entitle its holder to purchase, at the right's then-current exercise price, the Company's common stock having a market value of twice the right's exercise price. If the Company had been acquired in a merger or had sold 50% or more of its assets or earning power, each right would have entitled its holder to purchase, at the right's then-current exercise price, the acquiring Company's common stock having a market value of twice the right's exercise price.

     Concurrent with the Merger (see Note 2) the Company's Board of Directors approved a 10-for-1 split of the Company's common stock. The split was effective on February 25, 1998, for each share of common stock owned by shareholders of record after the close of the Merger.

13.  STOCK OPTION AND STOCK PURCHASE PLANS:

     During 1992 and as amended in 1994, the Company adopted a Long-Term Incentive and Stock Option Plan, a Director's Stock Option Plan and an Employee Stock Purchase Plan. Under the Long-Term Incentive and Stock Option Plan (Incentive and Stock Option Plan), the Company may grant incentive stock options, stock options and performance awards to the Company's employees. A total of 600,000 shares of common stock are reserved for issuance under the Incentive and Stock Option Plan. The Incentive and Stock Option Plan expires in 2002. These options become exercisable in increments over a 3 1/2 year period, expiring 10 years after the grant date.

     The Director's Stock Option Plan (Director Plan) covers nonemployee directors. Options may be granted annually to eligible directors. Under the Director Plan, the Company has reserved 75,000 shares of common stock for issuance. Options under the Director Plan become exercisable six months subsequent to date of grant, expiring five years after the grant date.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     Pursuant to the Merger on February 25, 1998 (see Note 2), the Long-Term Incentive and Stock Option Plan and the Director's Stock Option Plan were terminated with no additional shares available for grant under the plans. Concurrent with the Merger, 333,701 options granted under the plans were exercised and sold. The remaining outstanding options were rolled over to and are covered by new nonqualified and incentive stock option plans established by the Company concurrent with the Merger. Under the new plans, executive officers and other key employees of the Company will be granted nonqualified stock options to purchase up to 7.5% of the outstanding common stock of the Company. Options granted under the plan will vest in whole or in part within five years from the date granted based on the achievement of certain EBITDA targets. Substantially all such unvested options will vest eight years following the date of grant.

     All options were granted with option prices based on the estimated fair market value of the Company's Common Stock at date of grant.

     Stock option activity with respect to the Incentive and Stock Option Plan and Director Plan is as follows:

                               INCENTIVE AND STOCK OPTION PLAN           DIRECTOR PLAN
                              ---------------------------------   ---------------------------
           SHARES               1997        1996        1995       1997      1996      1995
           ------             ---------   ---------   ---------   -------   -------   -------
Granted.....................               113,650     108,150                7,500     7,500
Exercised...................   (93,700)     (4,983)       (300)    (8,000)
Terminated..................    (4,244)       (300)     (1,800)
                               -------     -------     -------    -------   -------   -------
December 31:
  Outstanding...............   406,723     504,667     396,300     29,000    37,000    29,500
                               =======     =======     =======    =======   =======   =======
  Exercisable...............   297,396     278,640     178,273     29,000    37,000    29,500

WEIGHTED AVERAGE
EXERCISE PRICE PER SHARE
Granted.....................                 $9.12       $6.88                $8.75     $8.25
Exercised...................     $7.63       $6.62       $8.00      $8.00
Terminated..................     $8.43       $8.00       $8.00
December 31:
  Outstanding...............     $7.55       $7.57       $7.12      $7.94     $7.95     $7.75
  Exercisable...............     $7.25                              $7.94

     Options outstanding and exercisable at December 31, 1997 for the Incentive and Stock Option Plan is as follows:

                                OPTIONS OUTSTANDING
                  ------------------------------------------------      OPTIONS EXERCISABLE
                            REMAINING WEIGHTED                       --------------------------
   RANGE OF                 AVERAGE CONTRACTUAL   WEIGHTED AVERAGE             WEIGHTED AVERAGE
EXERCISE PRICES   SHARES       LIFE (YEARS)        EXERCISE PRICE    SHARES     EXERCISE PRICE
---------------   -------   -------------------   ----------------   -------   ----------------
  $5.38-$6.88     205,023           7.6                $6.14         162,830        $5.97
  $8.00-$9.38     201,700           7.4                $8.99         134,566        $8.79

     Stock options outstanding at December 31, 1997 for the Director Plan had a range of exercise prices of $6.00 to $8.75 and an average remaining life of 1.92 years.

     Under the Employee Stock Purchase Plan, eligible employees may purchase shares of common stock from the Company through payroll deductions of up to 10% of the employee's base compensation at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock as of the first or last day of each six-month offering period. A total of 225,00 shares are reserved for issuance under this plan. During 1997 and 1996, respectively, 11,738 and 24,668 shares were purchased by employees under this plan, leaving 58,720 available for purchase at December 31, 1997. Pursuant to the Merger on February 25, 1998 (see Note 2), the Employee Stock Purchase Plan was terminated.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the new standard in 1996. The Company has continued to measure compensation cost for its Incentive and Stock Option Plan, Director Plan and Employee Stock Purchase Plan, using the intrinsic value method of accounting it has historically used and, therefore, the new standard has no effect on the Company's operating results.

     Had the Company used the fair value-based method of accounting for its Incentive and Stock Option Plan, Director Plan and Employee Stock Purchase Plan and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income for the years ended December 31, 1997 and 1996 would have been reduced to the following pro forma amounts:

                                                             PRO FORMA
                                                     -------------------------
                                                        1997           1996
                                                     ----------      ---------
Net income.........................................  $2,315,983      $709,168

     The weighted-average grant-date fair value of options granted and stock purchases under the Employee Stock Purchase Plan during 1997 and 1996 was $3.06 and $5.28, respectively. The weighted-average grant-date fair value of options and stock purchases under the Employee Stock Purchase Plan was determined separately for each grant under the Company's various plans by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                                 1997                 1996
                                            ---------------      ---------------
Risk-free interest rates..................  5.44% to 5.61%        5.1% to 6.9%
Expected life.............................     0.5 years         0.5 to 8 years
Expected volatility.......................      44.41%           53.2% to 59.4%
Expected dividends........................       None                 None

             ======================================================

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, CHILDS OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................   15
The Recapitalization..................   21
The Exchange Offer....................   22
Use of Proceeds.......................   29
Capitalization........................   29
Unaudited Pro Forma Condensed
  Financial Data......................   30
Selected Historical Financial Data....   35
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   37
Business..............................   45
Management............................   55
Principal Shareholders................   59
Certain Relationships and Related
  Transactions........................   60
Description of the Revolving Credit
  Facility............................   61
Description of the Notes..............   63
Certain U.S. Federal Income Tax
  Considerations......................   87
Book Entry; Delivery and Form.........   88
Plan of Distribution..................   89
Legal Matters.........................   90
Experts...............................   90
Index to Financial Statements.........  F-1

             ======================================================
             ======================================================
                              --------------------

                                   PROSPECTUS
                              --------------------
                                  $100,000,000

                                   [UHS LOGO]
                               UNIVERSAL HOSPITAL
                                 SERVICES, INC.
                         10 1/4% SENIOR NOTES DUE 2008
                                  BTALEX.BROWN
                                 April   , 1998
             ======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the Commission registration fee and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement:

Commission registration fee.................................  $ 29,500
Printing and engraving expenses.............................  $       *
Legal fees and expenses.....................................  $       *
Accounting fees and expenses................................  $       *
Miscellaneous...............................................  $       *
                                                              --------
          Total.............................................  $       *
                                                              ========

---------------

     * To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OTHERS

     Article 4 of the Company's Restated Articles of Incorporation, provides that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to the date when such Article 4 became effective.

     The Bylaws of the Company provide that officers and directors of the Company and certain others shall be indemnified substantially to the same extent required or permitted by Minnesota law.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding, by reason of the former or present official capacity (as defined) of such person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On February 25, 1998, the Company engaged in a recapitalization (the "Recapitalization") that was effected through the merger (the "Merger") of UHS Acquisition Corp. ("Merger Sub"), a newly-formed Minnesota corporation controlled by J.W. Childs Equity Partners, L.P. ("Childs"), with and into the Company (and, as the surviving entity after the Recapitalization, the "Surviving Company").

     In connection with the Recapitalization, certain members of the Company's management team (the "Management Investors") agreed to (i) purchase shares of the Surviving Company's common stock, and (ii) allow their existing shares and options to purchase shares of Company common stock to remain outstanding and "roll over" into shares or options to purchase shares of the Surviving Company's common stock.

     The Management Investors retained approximately 186,776 shares of Company common stock, having a total value of approximately $2.9 million based on the consideration paid in the Merger (including 170,787 shares retained by Mr. Dovenberg and his spouse that have a total value of approximately $2.6 million based on the Merger consideration. In addition, upon terms and subject to conditions contained in Investment Representation and Stock Subscription Agreements by and between the Surviving Company and each of certain Management Investors dated February 25, 1998, the Management Investors purchased approximately 37,143 shares of the Surviving Company's common stock for an aggregate purchase price of approximately $576,000. Finally, pursuant to certain Investment Representation and "Roll Over" Subscription Agreements by and among Childs, Merger Sub and each of certain Management Investors dated February 25, 1998, the Management Investors "rolled over" approximately 101,522 existing options to purchase shares of the Company's common stock (including 49,449 options to purchase common stock held by Mr. Dovenberg) into options to purchase shares of common stock in the Surviving Company. In addition, on February 25, 1998, the Company sold $100,000,000 aggregate principal amount of 10 1/4% Senior Notes due 2008 to BT Alex. Brown Incorporated (the "Initial Purchaser"), less an aggregate discount to the Initial Purchaser of $3,000,000. The foregoing transactions were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") in reliance on section 4(2) of the Securities Act, on the basis that these transactions did not involve a public offering. In accordance with the agreement pursuant to which the Initial Purchaser purchased the 10 1/4% Senior Notes due 2008, such Initial Purchaser agreed to offer and sell such notes only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States in compliance with Regulation S under the Securities Act. Except for the transactions described above, there have not been any recent sales for unregistered securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    3.    ARTICLES OF INCORPORATION AND BY-LAWS.
   *3.1   Restated Articles of Incorporation of the Company.
   *3.2   Amended and Restated By-Laws of the Company.
    4.    INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS,
          INCLUDING INDENTURES.
    4.1   Indenture, dated as of February 25, 1998, by and between the
          Company and First Trust National Association as Trustee,
          relating to the Company's 10 1/4% Senior Notes Due 2008
          (Incorporated by reference to Exhibit (a)(8) to Amendment
          No. 4 to Schedule 13E-3/A of the Company filed on March 19,
          1998 (the "13E-3/A")).
    4.2   Amendment dated as of February 23, 1998 to the commitment
          letter entered into by and between Childs and Bankers Trust
          Company on January 22, 1998 (Incorporated by reference to
          Exhibit (a)(5) to the 13E-3/A).
    4.3   Credit Agreement dated as of February 25, 1998 by and
          between the Company and Bankers Trust Company (Incorporated by reference to Exhibit (a)(6) to the 13E-3/A).
    5.    OPINIONS.
   *5.1   Opinion of Dorsey & Whitney, LLP, special counsel to the
          Company.
   10.    MATERIAL CONTRACTS.
   10.1   Registration Rights Agreement dated February 25, 1998 by and between the Company and the BT Alex. Brown Incorporated
          (Incorporated by reference to Exhibit (a)(9) to the
          13E-3/A).
   10.2   Form of Stock Subscription Agreement dated as of February
          25, 1998 by and between the Company and certain Management
          Investors (Incorporated by reference to Exhibit (c)(14) to the 13E-3/A).
   10.3   Form of Stockholders' Agreement dated as of February 25,
          1998 by and among the Company each of the Management
          Investors and each of the Childs Investors (Incorporated by reference to Exhibit (c)(15) to the 13E-3/A).
   10.4   Employment Agreement between the Company and David E.
          Dovenberg, dated November 25, 1997 (Incorporated by
          reference to Exhibit 8 to Schedule 13D filed December 4,
          1997 (File No. 5-42484)).
  *10.5   Universal Hospital Services, Inc. 1998 Stock Option Plan.
   12.    RATIO OF EARNINGS TO FIXED CHARGES.
   12.1   Statement regarding the computation of ratio of earnings to fixed charges for the Company.
   23.    CONSENTS.
   23.1   Consent of Coopers & Lybrand L.L.P.
  *23.2   Consent of Dorsey & Whitney, LLP, special counsel to the
          Company (included in Exhibit 5.1).
   24.    POWERS OF ATTORNEY.
   25.    FORM T-1.
  *25.1   Statement of Eligibility and Qualification on Form T-1 of
          First Trust National Association, as Trustee under the
          Indenture relating to the Company's 10 1/4% Senior Exchange
          Notes due 2008.
   27     Financial Data Schedule.
   99.    MISCELLANEOUS.
  *99.1   Form of Letter of Transmittal.
  *99.2   Form of Notice of Guaranteed Delivery.
  *99.3   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
  *99.4   Form of Letter to Clients.

---------------
 *  To be filed by amendment.

(b) Financial Statement Schedule:
    Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration state-ment.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes:

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, office or controlling person in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BLOOMINGTON, STATE OF MINNESOTA, ON APRIL 9, 1998.

                                             UNIVERSAL HOSPITAL SERVICES, INC.

                                             By      /S/ DAVID E. DOVENBERG
                                               ---------------------------------

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                 Signature                              Title                     Date
                 ---------                              -----                     ----
           /s/ DAVID E. DOVENBERG             Director, President and              April 9, 1998
--------------------------------------------  Chief Executive Officer
             DAVID E. DOVENBERG

             /s/ JERRY D. HORN                Director                             April 9, 1998
--------------------------------------------
               JERRY D. HORN

            /s/ STEVEN G. SEGAL               Director                             April 9, 1998
--------------------------------------------
              STEVEN G. SEGAL

             /s/ EDWARD D. YUN                Director                             April 9, 1998
--------------------------------------------
               EDWARD D. YUN

            /s/ GERALD L. BRANDT              Vice President, Finance              April 9, 1998
--------------------------------------------  and Chief Financial
              GERALD L. BRANDT                Officer

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

     In connection with our audits of the financial statements of Universal Hospital Services, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which financial statements are included in the prospectus and Registration Statement, we have audited the financial statement schedule listed in Item 21(b) herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information required to be included therein.
                                          COOPERS & LYBRAND L.L.P.

Minneapolis Minnesota
March 4, 1998

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                       UNIVERSAL HOSPITAL SERVICES, INC.

                                           COL. B               COL. C               COL. D        COL. E
                                         ----------    ------------------------    ----------    ----------
                COL. A                                        ADDITIONS
---------------------------------------                ------------------------
                                         BALANCE AT    CHARGED TO    CHARGED TO    DEDUCTIONS    BALANCE AT
                                         BEGINNING     COSTS AND       OTHER          FROM          END
              DESCRIPTION                OF PERIOD      EXPENSE       ACCOUNTS      RESERVES     OF PERIOD
              -----------                ----------    ----------    ----------    ----------    ----------
Reserve for Doubtful Accounts:
    Year Ended December 31, 1997.......  $ 418,000     $ 641,035     $ 130,931     $ 414,966     $ 775,000
    Year Ended December 31, 1996.......  $ 410,000     $ 317,805     $ 103,416     $ 413,221     $ 418,000
    Year Ended December 31, 1995.......  $ 235,000     $ 297,123     $   4,450     $ 126,573     $ 410,000
Reserve for Inventory Obsolesence:
    Year Ended December 31, 1997.......  $ 204,560     $ 205,640     $       0     $ 200,867     $ 209,333
    Year Ended December 31, 1996.......  $ 162,664     $2,322,121    $       0     $2,280,225    $ 204,560
    Year Ended December 31, 1995.......  $ 168,000     $ 100,650     $       0     $ 105,986     $ 162,664

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION                           PAGE
-------                           -----------                           ----
    3.    ARTICLES OF INCORPORATION AND BY-LAWS.......................
   *3.1   Restated Articles of Incorporation of the Company...........
   *3.2   Amended and Restated By-Laws of the Company.................
    4.    INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS,
          INCLUDING INDENTURES........................................
    4.1   Indenture, dated as of February 25, 1998, by and between the
          Company and First Trust National Association as Trustee,
          relating to the Company's 10 1/4% Senior Notes Due 2008
          (Incorporated by reference to Exhibit (a)(8) to Amendment
          No. 4 to Schedule 13E-3/A of the Company filed on March 19,
          1998 (the "13E-3/A")).......................................
    4.2   Amendment dated as of February 23, 1998 to the commitment
          letter entered into by and between Childs and Bankers Trust
          Company on January 22, 1998 (Incorporated by reference to
          Exhibit (a)(5) to the 13E-3/A)..............................
    4.3   Credit Agreement dated as of February 25, 1998 by and
          between the Company and Bankers Trust Company (Incorporated by reference to Exhibit (a)(6) to the 13E-3/A)..............
    5.    OPINIONS....................................................
   *5.1   Opinion of Dorsey & Whitney, LLP, special counsel to the
          Company.....................................................
   10.    MATERIAL CONTRACTS..........................................
   10.1   Registration Rights Agreement dated February 25, 1998 by and between the Company and the BT Alex. Brown Incorporated
          (Incorporated by reference to Exhibit (a)(9) to the 13E-
          3/A)........................................................
   10.2   Form of Stock Subscription Agreement dated as of February
          25, 1998 by and between the Company and certain Management
          Investors (Incorporated by reference to Exhibit (c)(14) to the 13E-3/A)................................................
   10.3   Form of Stockholders' Agreement dated as of February 25,
          1998 by and among the Company each of the Management
          Investors and each of the Childs Investors (Incorporated by reference to Exhibit (c)(15) to the 13E-3/A)................
   10.4   Employment Agreement between the Company and David E.
          Dovenberg, dated November 25, 1997 (Incorporated by
          reference to Exhibit 8 to Schedule 13D filed December 4,
          1997 (File No. 5-42484))....................................
  *10.5   Universal Hospital Services, Inc. 1998 Stock Option Plan....
   12.    RATIO OF EARNINGS TO FIXED CHARGES..........................
   12.1   Statement regarding the computation of ratio of earnings to fixed charges for the Company...............................
   23.    CONSENTS....................................................
   23.1   Consent of Coopers & Lybrand L.L.P..........................
  *23.2   Consent of Dorsey & Whitney, LLP, special counsel to the
          Company (included in Exhibit 5.1)...........................
   24.    POWERS OF ATTORNEY..........................................
   25.    FORM T-1....................................................
  *25.1   Statement of Eligibility and Qualification on Form T-1 of
          First Trust National Association, as Trustee under the
          Indenture relating to the Company's 10 1/4% Senior Exchange
          Notes due 2008..............................................
   27     Financial Data Schedule.....................................
   99.    MISCELLANEOUS...............................................
  *99.1   Form of Letter of Transmittal...............................
  *99.2   Form of Notice of Guaranteed Delivery.......................
  *99.3   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees................................
  *99.4   Form of Letter to Clients...................................

---------------
 *  To be filed by amendment.